UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
RoyaltyTraders LLC (dba SongVest)

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 18, 2021

Physical address of issuer
1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604

Website of issuer
www.songvest.com

Name of intermediary through which the Offering will be conducted
DealMaker Securities LLC

CIK number of intermediary
0001872856

SEC file number of intermediary

00870756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A one-time fee of $15,000, 1% of the total Securities sold in the Offering (deliverable at closing), and $2,000 monthly maintenance fee for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closing with the Escrow provider.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank

Type of security offered
Conversion Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
9,856

Price (or method for determining price)
For the first $750,000 of capital raised, a $15 million valuation will be used (price per unit of $5.07). For all capital raised over $750,000, a $20 million valuation will be used (price per unit of $6.76).

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
August 3, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$459,023.00	$0.00
Cash & Cash Equivalents	$239,624.00	$0.00
Accounts Receivable	$97,206.00	$0.00
Short-term Debt	$288,151.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$204,092.00	$0.00
Cost of Goods Sold	$703,425.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$503,716.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 3, 2022

FORM C

Up to $5,000,000.00

RoyaltyTraders LLC (dba SongVest)


SONGVEST

Conversion Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by RoyaltyTraders LLC (dba SongVest), a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Conversion Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.12 (or if participating in the first $750,000 of capital raised at the discounted valuation, then the minimum investment level is $253.50) per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive 3% of the total amount raised in the Offering, a $15,000 one-time administrative and compliance consulting fee, 1% of the securities sold in the Offering (deliverable on closing), and a $2,000 monthly maintenance fee for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closing with the Escrow provider.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$253.50/$250.12*	$0	$253.50/$250.12*
Aggregate Minimum Offering Amount	$50,000.00	$1,500.00	$48,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) DealMaker Securities LLC will receive 3% of the total amount raised in the Offering, a $15,000 one-time administrative and compliance consulting fee, 1% of the Securities sold in the Offering (deliverable on closing), and a $2,000 monthly maintenance in connection with the Offering.

* The minimum individual purchase amount is $253.50 for the first $750,000 of capital raised (50 units at $5.07 per unit). Once the first $750,000 has been raised, the minimum individual purchase amount will be $250.12 (37 units at $6.76 per unit).

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.songvest.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 3, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT

ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 11
The Business 11
The Offering 11
RISK FACTORS 12
Risks Related to the Company's Business and Industry 12
Risks Related to the Securities 21
BUSINESS 24
Description of the Business 24
Business Plan 24
History of the Business 25
The Company's Products and/or Services 25
Competition 25
Supply Chain and Customer Base 25
Intellectual Property 26
Governmental/Regulatory Approval and Compliance 26
Litigation 26
Other 26
USE OF PROCEEDS 27
DIRECTORS, OFFICERS AND EMPLOYEES 28
Directors 28
Officers of the Company 28
Employees 29
CAPITALIZATION AND OWNERSHIP 30
Capitalization 30
Ownership 34
FINANCIAL INFORMATION 35
Operations 35
Liquidity and Capital Resources 35
Capital Expenditures and Other Obligations 35
Material Changes and Other Information 35
Trends and Uncertainties 35
THE OFFERING AND THE SECURITIES 36
The Offering 36
The Securities 37
Voting and Control 40
Anti-Dilution Rights 40
Restrictions on Transfer 40
Other Material Terms 41
TAX MATTERS 41
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 42
Related Person Transactions 42
Conflicts of Interest 43
OTHER INFORMATION 44
Bad Actor Disclosure 44
EXHIBITS 47

EXHIBIT A 47

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.songvest.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

RoyaltyTraders LLC (dba SongVest) (the "Company") is a Delaware Limited Liability Company, formed on March 18, 2021. The Company is currently also conducting business under the name of SongVest.

The Company is located at 1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604.

The Company's website is www.songvest.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our mission at RoyaltyTraders, LLC is to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists' creations. The SongVest platform allows investors to pick and invest in the royalty streams from compositions by artists and receive royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest platform to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

The Offering

See table on following page:

Minimum amount of Conversion Units of SAFE (Simple Agreement for Future Equity) being offered at a $15 million Valuation	9,856
Total Conversion Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached) with units being offered at a $15 million Valuation	9,856
Maximum amount of Conversion Units of SAFE (Simple Agreement for Future Equity)	776,177
Total Conversion Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	776,177
Purchase price per Security	$5.07 / $6.76 *
Minimum investment amount per investor	$253.50 / $250.12 *
Offering deadline	August 3, 2023
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

* The minimum individual purchase amount is $253.50 for the first $750,000 of capital raised (50 units at $5.07 per unit). Once the first $750,000 has been raised, the minimum individual purchase amount will be $250.12 (37 units at $6.76 per unit).

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including shortages in available offerings. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.

We obtain these items from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the software and services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the software or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sean Peace and Alex Guiva who are President/Founder/CEO and Co-Founder of the Company. The Company has or intends to enter into employment agreements with Sean Peace and Alex Guiva although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Sean Peace and Alex Guiva or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Sean Peace and Alex Guiva in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Sean Peace and Alex Guiva die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, changes in market conditions may lead to buyers on our platform demanding higher investment returns than our sellers are willing to agree to. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and offerings;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, suppliers, and labor pools; and

* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from our online auction marketplace where buyers and sellers of music royalty assets come together to transaction, with our Company taking a fee for facilitating this exchange. Demand for the offerings on our platform tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers (music artists, songwriters, producers, etc.) we may not have adequate access to new music catalogs to present for sale, which may impair our ability to deliver content to our buyers.

Cyclical and seasonal fluctuations in the economy may have an effect on our business.

Both cyclical and seasonal fluctuations in retail investment seasonality may affect our business. Investment purchasing generally slows during the summer months and during the winter holidays. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products (such as Music Royalty Assets, or "SongShares") we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our company was recently formed, has a limited track record and operating history from which you can evaluate our company or this investment.

Our company was recently formed and has generated revenues to date from operations that are secondary to our company's primary plan of operations, which is the acquiring and managing of Music Royalty Assets. With respect to acquiring and managing Music Royalty Assets, our company has limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that our company will successfully employ the Music Royalty Assets to create a return for investors.

We currently are not generating sufficient revenue to carry out our planned business operations. We expect our operations to continue to consume substantial amounts of cash.

We expect that, until we acquire a sufficient amount of Music Royalty Assets, we will not be generating sufficient revenue to carry out our planned operations. In order to generate sufficient revenues to carry out our plan of operations and cover our expenses, including the expenses of our offerings, we believe we will need to continue to acquire Music Royalty Assets until we reach a sufficient scale. We expect that our costs may increase as we continue identifying and negotiating with artists and record labels and entering into new Royalty Share Agreements and thereby incurring more costs. Further, the Music Royalty Assets we license may still be in development (such as an incomplete music album from an artist) and therefore may not be generating sales when we acquire such assets. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

We expect that, in order to maintain and grow our operations, we will need to promote multiple Royalty Share Unit offerings. There can be no assurance that we will be able to promote enough offerings to sustain our business model.

Although SongVest already has a pipeline of royalty holders to seed our company with offerings, we will need to have a continuous pipeline of offerings that allow us to achieve certain economies of scale in regard to marketing, distribution and other functions. However, we may fail to have enough pipeline of offerings to support our business model and we may fail to achieve economies of scale. There can be no assurance that we will be able to have a sufficient number of successful offerings to achieve revenues that exceed our costs and margins that justify our continued operations.

There are few businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for our company and Royalty Share Units to gain market acceptance.

We believe that few other companies crowd fund Music Royalty Assets or propose to run a platform for crowd funding Music Royalty Assets. Our company and our Royalty Share Units may not gain market acceptance from potential investors, potential asset sellers or service providers within the music industry. This could result in an inability of our manager to operate the Music Royalty Assets profitably. This could impact the issuance of further series of Royalty Share Units and additional Music Royalty Assets being acquired by us. This would further inhibit market acceptance of our company and if we do not acquire any additional Music Royalty Assets in a timely manner, it will be difficult for us to establish a sustainable business strategy and gain market acceptance.

Our success depends in large part upon our manager and its ability to execute our business plan.

The successful operation of our company is in part dependent on the ability of our manager to enter into Royalty Share Agreements for Music Royalty Assets. The success of our company (and therefore, each series of Royalty Share Units) will be highly dependent on the expertise and performance of our manager, its expert network and other investment professionals (which include third party experts) to source, acquire and manage the Music Royalty Assets. The loss of the services of one or both members of the manager could have a material adverse effect on the Music Royalty Assets, in particular, their ongoing management and ability to provide value for the holders of the series Royalty Share Units.

In the event a royalty holder breaches the terms of a Royalty Share Agreement, we would have limited recourse and due to that we may not be able to collect the royalties the royalty holder represented and may not be able to get the funds paid to the royalty holder back to reimburse the investors.

Each Royalty Share Agreement will be between a royalty holder and SongVest. Holders of our Royalty Share Units will have no rights under any Royalty Share Agreement, whether as third-party beneficiaries or otherwise. In the event that we terminate any Royalty Share Agreement due to a material breach by a royalty holder – for example, if the royalties they represent they owned were in fact not theirs to assign royalty income rights to – we will likely not make any royalty payments to holders of the relevant Royalty Share Units.

We intend to enforce all contractual obligations to the extent we deem necessary and in the best interests of our company and holders of Royalty Share Units. However, the royalty holder who misrepresents the royalties they have assigned in the Royalty Share Agreement may not return some or all of the payments they received as part of the sale of the Music Royalty Asset to SongVest, which means that Royalty Share Unit holders may not receive some or all of the investment they made in those units.

Risks Related to the Securities

The Conversion Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Conversion Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Conversion Units of SAFE (Simple Agreement for Future Equity). Because the Conversion Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Conversion Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Conversion Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Conversion Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently owed.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to debtors for amounts which are currently due, if any.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may

disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company’s assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company’s current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our mission at RoyaltyTraders, LLC is to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire shares of Music Royalty Assets in their favorite music artists' creations. The SongVest platform allows investors to pick and invest in the royalty streams from compositions by artists and receive royalty distributions from those assets. Additionally, SongVest allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest platform to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

Business Plan

SongVest is poised to take advantage of the growth of two industries – the music industry, and the growth of centralized marketplaces and crowdfunding platforms. SongVest intends to provide a music platform where investors can purchase shares linked to the royalties of songs via a subscription agreement. We believe music royalty owners, such as artists, record labels, songwriters, producers and estate heirs, are looking for ways to diversify their holdings and liquidity. The current options for financing music revenue streams are limited. In addition, investors and fans have limited access to music royalty investment opportunities because they usually do not have direct access to the holders of music rights. We believe there is a market opportunity to provide music fans with an opportunity to invest in multiple music royalty streams at a fractional level for as little as $10 to $250. Our goal is not just to be an investment platform, but more importantly serve as a central hub for music fans where we can engage with them, which may potentially help boost streaming and other revenue streams of the artists and record labels. Because our fans are investors and have a vested interest in the success of the music they have invested in, we believe it will be a rewarding experience for them. SongVest has the opportunity to advance the investment music space through its portal that is intended to provide updated information on which artist and album is trending across multiple social, sales, and streaming data streams. This is where fans can come to find new investment opportunities and share the investments they have made. Our expertise in music sales and marketing will facilitate music fan and investor interactions and will be sought after not only for investment purposes but also for our music market expertise. In addition, we have seen more and more fans and artists use centralized marketplaces to create different revenue streams which supports the thesis that if we create a marketplace that allows royalty owners to capitalize on their future royalty earnings today, there is an interest in those types of opportunities.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Private catalog sales	The sale of a music catalog for the life of copyright with buyer entitled to the future catalog royalty earnings	Investors looking for alternative assets
Advances on existing catalogs	A set amount of money advanced on current royalty earnings over a period of time with an agreed upon investor return	Investors looking for alternative assets
SongShares (Music Royalty Assets)	Securitized fractional ownership shares of music catalogs	Specifically targeted to fans of the music or artist involved

We currently have no new products in development.

For private catalog sales and advances on existing royalty streams, using our online marketplace at www.songvest.com, we bring buyers and sellers of music royalties together to transact on music catalogs via our online website. We reach our Sellers (musicians, artists, singers, songwriters, producers, etc.) through third party referral providers.

Competition

The Company's primary competitors are Royalty Exchange in the US and ANote in Europe.

We are currently working on signing up top record labels, artists and obtaining industry backing to lock in SongVest as a first mover status given that our business model is different from the competition. To date and our knowledge, we are the only Company that has had a securitized offering of a music catalog qualified by the SEC.

Supply Chain and Customer Base

We will market to songwriters, producers, publishers and record labels to build the pipeline for investments on the SongVest portal. While songwriters, producers and publishers are more likely to want to monetize their assets, record labels will see this as a way to directly connect with fans in ways they have not been able to before. We believe the real upside is in being able to educate record labels that this new way to have a direct connection with fans will allow them not only to increase current album revenue but also provide other forms of upsell and cross-sell opportunities to drive more revenue.

Our customer base is traditionally made up of high net worth investors who are looking for alternative investments. With the introduction of our SongShares product, we are looking to reach average investors and dedicated music fans who wish to either diversify their investment portfolios or support their favorite artists.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5581865	Company Brand	SONGVEST	July 19, 2017	October 9, 2018	United States

Governmental/Regulatory Approval and Compliance

In order to offer our SongShares products, SongVest must comply with the SEC Regulation A+ requirements for securitized offerings.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1053 East Whitaker Mill Rd, Suite 115, Raleigh, NC 27604

The Company has no additional addresses.

The Company conducts business in any and all states and countries where in which residents can purchase US Securities.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	100.00%	$50,000	3.00%	$150,000
Estimated Attorney Fees	0.00%	$0	0.50%	$25,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.50%	$25,000
General Marketing	0.00%	$0	20.00%	$1,000,000
Research and Development	0.00%	$0	5.00%	$250,000
Future Wages	0.00%	$0	30.00%	$1,500,000
Repayment of Debt	0.00%	$0	10.00%	$500,000
Repayment of obligations in arrears	0.00%	$0	1.00%	$50,000
General Working Capital	0.00%	$0	30.00%	$1,500,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at the Manager's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Peace

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances.

Education

Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean Peace

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020, he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015, he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances.

Education

Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Name

Alex Guiva

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder/Seed Investor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Guiva is a co-founder of RoyaltyTraders LLC. Over the last fifteen years, Mr. Guiva has been an investor in the technology, music, food and manufacturing companies in the US and internationally and closed more than 50 M&A transactions. He serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. Mr. Guiva is an active investor in the music royalty space, as featured in the Forbes magazine, and his portfolio of royalty assets include works by Cardi B, Cage The Elephant, Dire Straits, Willow Smith, Madcon and others.

Education

Mr. Guiva graduated with a BA in Economics from Lyon College.

Employees

The Company currently has 0 employees in N/A.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common LLC/Membership Interests
Amount outstanding	2,000,000
Voting Rights	Full voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	68.6%

Type of security	Series A LLC/Membership Interests
Amount outstanding	500,000
Voting Rights	Full voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These shares have preference on LLC distributions
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	17.2%

Type of security	Series B Options
Amount outstanding	340,910
Voting Rights	Non-voting profits interests
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Only eligible to participate in distributions of proceeds generated by the sale or liquidation of the company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Series C LLC/Membership Interests
Amount outstanding	56,818
Voting Rights	Same rights as common units albeit at a higher total company valuation
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if	2.0%

convertible securities).	

Type of security	Converts to Series A Convertible Notes
Amount outstanding	300,000
Voting Rights	Converts to Series A
Anti-Dilution Rights	Converts to Series A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Converts to Series A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.3%

Type of security	Warrants Common Unit Warrants (Outstanding)
Amount outstanding	59,137
Voting Rights	The outstanding warrants are redeemable for 2% of the common units of the Company at the time of redemption.
Anti-Dilution Rights	The outstanding warrants are redeemable for 2% of the common units of the Company at the time of redemption.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The outstanding warrants are redeemable for 2% of the common units of the Company at the time of redemption.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.0%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Alex Guiva
Amount outstanding	$300,000.00
Interest rate and payment schedule	Interest rate of 12.5% per annum
Amortization schedule	
Describe any collateral or security	On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva's discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Per the March 25, 2022 amendment, the note may be paid off at the company's option any time prior to July 31, 2022 (originally the payoff date was set to March 31, 2022). If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units.
Maturity date	July 31, 2022
Other material terms	The promissory note converts at a price of $1 per share. The Company fully intends to repay the promissory note and interest thereon in full to preclude its conversion to equity.

Type of debt	Notes
Name of creditor	Sean Peace
Amount outstanding	$200,000.00
Interest rate and payment schedule	20% per annum
Amortization schedule	Lump sum payment at maturity date including 20% interest per annum on the original loan amount.
Describe any collateral or security	None
Maturity date	May 27, 2024
Other material terms	

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed a pre-money valuation to the Company of $20,000,000.00. The price for the tiered valuation was determined by dividing the pre-money valuation of $20,000,000.00 (or $15,000,000.00 for investors in the first $750,000.00) by the number of shares outstanding on a fully diluted basis to arrive at $6.76 per unit. The price per unit for the first $750,000.00 is therefore $5.07.

Ownership

The ownership of RoyaltyTraders, LLC is split between a few individuals including our Founder/President/CEO Sean Peace who holds the majority interest, and investors Alex Guiva, Todd Mulder, Ryan Stotland, and Ted Zorbas who together hold a minority interest.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sean Peace	68.3%
Alex Guiva	20.9%

(1) Alex Guiva owns 300,000 Convertible Promissory Note, which are convertible into 300,000 Series A within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in March 2022. Following the Offering, we do not intend to raise capital again until our cash consumption from general operations necessitates a capital raise. We are currently focusing on solidifying our first-mover advantage in the market rather than generating net income or profits. We are not certain when or if we will generate profits in the future and intend to devote our resources to marketing, customer acquisition, and technology build out in the near future.

The Company does not expect to achieve profitability in the next 12 months and, in order to offset a portion of our monthly cash spend, intends to focus on increasing revenue and cash flow by utilizing a 2-pronged approach. On the buyer side, we plan to drive revenue through the expansion of our SongShare offerings by increasing returns on marketing spend to attract more fan investors to the platform. On the seller side, we will add a business development professional to the team to efficiently manage our sales cycle/funnel as well as an inside sales representative who will cultivate leads from our website: In this way, we will be simultaneously increasing the number of interested buyers on our platform and the offerings available for them to purchase.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $129,500 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future aside from continuing to build out the website and online auction marketplace platform.

Material Changes and Other Information

N/A

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 776,177 of Conversion Units of SAFE (Simple Agreement for Future Equity) for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 3, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must complete the purchase process through our intermediary DealMaker Securities LLC (the "Intermediary") by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price for the tiered valuation was determined by dividing the pre-money valuation of $20,000,000.00 (or $15,000,000.00 for investors in the first $750,000.00) by the number of shares outstanding on a fully diluted basis to arrive at $6.76 per unit. The price per unit for the first $750,000.00 is therefore $5.07. The minimum amount that a Purchaser may invest in the Offering is $250.12 at the full valuation level of $20 million (37 units), or $253.50 at the discounted valuation level of $15 million (50 units).

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation

A one-time fee of $15,000, 1% of the total Securities sold in the Offering (deliverable at closing), and $2,000 monthly maintenance fee for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closing with the Escrow provider.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Vertalo SEZC.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 3,500,000 shares of common stock, par value of $1.00 per share, of which 2,125,812 common shares will be issued and outstanding, and (ii) 1,500,000 shares of preferred stock, par value $1.00 per share, of which 500,000 preferred shares will be issued and outstanding .

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $5,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $20,000,000.00, the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $20,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $20,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company’s existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future

Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company’s current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company’s most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the

Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

The price per unit of the Conversion Units of SAFE is determined by dividing the pre-money valuation of $20,000,000.00 (or $15,000,000.00 for investors in the first $750,000.00) by number of shares outstanding on a fully diluted basis.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Alex Guiva
Relationship to the Company	Alex is an investor in the company and a buyer of private catalogs and advances on the SongVest platform.
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Interest rate of 12.5% per annum and penny warrants of 2% of the fully diluted interest in the company.
Benefits or compensation received by Company	Use of the $300,000 loan as bridge financing.
Description of the transaction	Bridge Loan from Alex Guiva consisting of a convertible note for $300,000, interest rate of 12.5% per annum, & maturity date 7/31/22. In addition, penny warrants of 2% of the fully diluted interest in the company were agreed to as part of the transaction.
Related Person/Entity	Sean Peace - Founder/President/CEO
Relationship to the Company	Founder/President/CEO
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	Interest payment of $40,000.
Benefits or compensation received by Company	Use of the $200,000 as bridge financing.
Description of the transaction	A loan of $200,000 from owner Sean Peace to be repaid within one year at a full amount of

	$240,000.

Property, Goods or Services

Related Person/Entity	Alex Guiva
Relationship to the Company	Investor, Debtor, Co-Founder
Total amount of money involved	$141,456.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Future Transactions

Related Person/Entity	Alex Guiva
Relationship to the Company	Investor, Debtor, Co-Founder
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The Company charges standard commission on transactions between Sellers and Buyers, whether or not they are related parties.
Description of the transaction	Certain of our investors have been and continue to be buyers on the platform.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sean Peace, being the founder of RoyaltyTraders LLC (dba SongVest), a Limited Liability Company (the "Company"), hereby certify as of this that:
(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sean Peace
(Signature)

Sean Peace
(Name)

President/Founder/CEO
(Title)

(Date)

EXHIBITS

Exhibit A Financial Statements

<u>**MANAGEMENT FEE AGREEMENT**</u>

MANAGEMENT FEE AGREEMENT, dated as of May 6th, 2021 (this "<u>Agreement</u>"), by and among **RoyaltyTraders LLC,** a Delaware company ("**RT**" or the "**Company**") and **Alexander Guiva** ("**Guiva**"), a co-founder and seed investor of RT.

RECITALS

WHEREAS, Guiva provided the seed investment to the Company without charging a placement fee and provided valuable help in the process of launching the Company and determining its business model and operational strategy;

WHEREAS, Guiva has expertise in the areas of finance, strategy, investment, acquisitions and other matters relating to the Company;

WHEREAS, the Company desires to compensate Guiva for being the seed investor of RT and avail itself of Guiva's expertise and consequently have requested that Guiva make such expertise available from time to time in rendering certain management consulting and advisory services related to the business and affairs of the Company and the review and analysis of certain financial and other transactions; and

WHEREAS, each of Guiva and the Company agrees that it is in its best interest to enter into this Agreement whereby, for the consideration specified herein, Guiva shall provide the services identified herein as a consultant to the Company.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Retention of Guiva.

The Companies retain Guiva, and Guiva accepts such retention, upon the terms and conditions set forth in this Agreement.

Section 2. Term.

This Agreement shall commence on, and shall be effective from, the date hereof and shall continue through and until the earliest of (i) a Change of Control and (ii) an Initial Public Offering.

Section 3. Management Consulting Services.

(a) Guiva shall advise the Companies concerning such management matters that relate to proposed financial transactions, acquisitions, large capital expenditure projects, corporate strategy, hiring senior executives, growth initiatives and other senior management matters related to the business, administration and policies of the Company.

(b) The Company shall promptly provide any materials or information that Guiva may reasonably request in connection with the provision of services by Guiva (any such materials or information so furnished, the "<u>Information</u>").

Section 4. Compensation.

(a) As consideration for Guiva's agreement to render the services set forth in <u>Section 3(a)</u> of this Agreement and as compensation for any such services rendered by Guiva, the Company agree to pay to Guiva a nonrefundable quarterly fee equal to two percent (2%) of quarterly EBITDA calculated consistently with historical practices (the "<u>Fee</u>"). The Fee will commence after the EBITDA of the Company reaches $500,000 for consecutive twelve months and will be payable no later than 45 days after the end of each quarter.

(b) Upon presentation by Guiva to the Company of such documentation as may be reasonably requested by the Company, the Company shall reimburse Guiva for all his out-of-pocket business expenses related to the activities of the Companies.

Section 5. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed sufficient if personally delivered, sent by nationally-recognized overnight courier, by email, or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

if to Guiva, to:

Alexander Guiva
3420 University Blvd
Dallas TX 75205

if to the Company, to:

RoyaltyTraders LLC
1053 East Whitaker Mill Rd, Suite 115,
Raleigh, NC 27604
Attention: Sean Peace

or to such other address as the party to whom notice is to be given may have furnished to each other party in writing in accordance herewith. Any such notice or communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (c) in the case of email transmission, when received, and (d) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

Section 6. Governing Law.

This Agreement shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of Delaware, without giving effect to any law that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

Section 7. Entire Agreement; Amendments.

This Agreement contains the entire understanding of the parties hereto with respect to its subject matter and supersedes any and all prior agreements, and neither it nor any part of it may in any way be altered, amended, extended, waived, discharged or terminated except by a written agreement signed by each of the parties hereto.

Section 8. Counterparts.

This Agreement may be executed in counterparts, including via facsimile transmission or PDF copies sent by e-mail, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same document.

Section 9. Waivers.

Any party to this Agreement may, by written notice to the other party, waive any provision of this Agreement. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 10. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

ROYALTYTRADERS LLC

By:______________________________

Name: Sean Peace

Title: CEO

By:______________________________

Name: Alexander Guiva

SERIES A UNIT SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "Agreement") is between the undersigned ("Subscriber") and RoyaltyTraders LLC, a Delaware limited liability company (the "Company"). Any capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Company's Limited Liability Company Operating Agreement, a copy of which is attached hereto as Annex A (as it may be amended from time to time, the "LLC Agreement").

WHEREAS, Subscriber has been offered the opportunity to acquire the number of Series A Units ("A Units") of the Company set forth on the signature page(s) to this Agreement, subject to the terms and provisions of and as more fully set forth in this Agreement and the LLC Agreement;

WHEREAS, the Company desires to enter into this Agreement to provide for the sale to Subscriber by the Company of its A Units, the proceeds of which will be used to fund the Company's operations.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Subscriber and the Company, intending to be legally bound, agree as follows:

A G R E E M E N T

Section 1 Purchase of A Units. Subject to the terms and conditions hereof, Subscriber hereby subscribes for and agrees to pay $1.00 per A Unit for the A Units of the Company set forth below Subscriber's name on the signature page(s) to this Agreement, as accepted by the Company (the "Purchased Units"). Subscriber understands and acknowledges that (a) no subscription shall be valid unless and until accepted by the Company, (b) this Subscription Agreement shall be deemed to be accepted by the Company only when and if it is signed by an authorized officer of the Company on behalf of the Company and when Subscriber has executed and delivered to the Company a counterpart signature page to the LLC Agreement. Upon the payment by Subscriber of the purchase price for the Purchased Units and the execution and delivery of such counterpart signature page, Subscriber shall become a party to the LLC Agreement and a Member thereunder.

Section 2 Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

2.1 Authority and Capacity. Subscriber has the full legal right and capacity to execute and deliver, and to perform its obligations under, this Agreement. Subscriber has duly executed and delivered this Agreement on the date hereof and this Agreement constitutes a valid and legally binding obligation of Subscriber that is enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights and (ii) general principles of equity relating to the availability of equitable remedies (regardless of whether this Agreement is sought to be enforced in a proceeding at law or in equity).

2.2 Securities Law Compliance.

(a) Subscriber has been advised and understands and agrees that the offer and sale of the Purchased Units will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), nor qualified under any state securities laws, on the ground (among others) that no distribution or public offering of the Purchased Units is to be effected in connection with the transactions contemplated herein and, in issuing the Purchased Units to Subscriber hereunder, the Company is relying on the accuracy and completeness of the representations of Subscriber set forth in this Agreement.

(b) Subscriber is acquiring the Purchased Units for its own account, and not as a nominee or agent for any other person, and for investment and not with a view to distribution or resale thereof.

(c) Subscriber acknowledges that it has been informed and understands that no public market for the Purchased Units exists and that there can be no assurance that any such market may develop or exist in the future and, even if a public market does develop, that the Purchased Units may not be sold or transferred except in compliance with the 1933 Act or any exemption thereunder, and there is no assurance that any exemption from registration, including Rule 144 under the 1933 Act, will become available to permit resales of the Purchased Units.

(d) Subscriber (i) has had an opportunity to discuss with representatives of the Company the condition of and prospects for the continued operation of the Company and such other matters as it deemed appropriate in considering whether to invest in the Purchased Units, and (ii) has been provided access to all available information about the Company requested by it.

(e) Subscriber has made its own investigation whether or not to purchase the Purchased Units, has had the opportunity to consult with its legal counsel, and has sufficient business and financial experience so as to enable it to evaluate the merits and risks associated with the Purchased Units.

(f) Subscriber is a sophisticated investor, and believes that it has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of an investment in the Company.

(g) Subscriber is able to bear the economic risk of a total loss of its investment in the Company, and has adequate means of providing for its current needs and foreseeable personal contingencies, and has no need for his investment in the Interests to be liquid.

Section 3 Representations and Warranties of the Company. The Company hereby represents and warrants to Subscriber as follows:

3.1 Organization. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the financial condition or operating results of the Company and its Subsidiaries taken as a whole. The Company has all requisite limited liability company power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transaction contemplated by this Agreement.

3.2 Authorization. The execution, delivery and performance of this Agreement have been duly authorized by the Company. This Agreement has been duly executed and delivered on behalf of the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its respective terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights, (B) general principles of equity relating to the availability of equitable remedies (regardless of whether this Agreement is sought to be enforced in a proceeding at law or in equity). The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company's equity interests or assets pursuant to, (iv) give any third party the right to accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws) or third party pursuant to, the LLC Agreement, or any law, statute, rule, regulation, instrument, order, judgment or decree to which the Company is subject or any agreement or instrument to which the Company is a party.

3.3 Capitalization. Except as set forth in the LLC Agreement, the Company does not have any other capital stock, equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. There are no statutory or, to the best of the Company's knowledge, contractual securityholders preemptive rights or rights of first refusal with respect to the issuance of the Purchased Units hereunder, except as expressly contemplated by the LLC Agreement. To the best of the Company's knowledge, there are no agreements between the Company's securityholders with respect to the voting or transfer of the Company's equity securities except for the LLC Agreement.

3.4 Issuance of A Units. The Purchased Units being purchased by Subscriber hereunder, when issued and sold in accordance with the terms of this Agreement for the consideration expressed herein, (a) will be duly and validly issued, (b) will be free of restrictions on transfer other than restrictions on transfer under the LLC Agreement, the Securities Act and other applicable state and federal securities laws, and (c) except as set forth in the LLC Agreement, will be free of any pledges, liens, security interests, claims or other encumbrances of any kind.

3.5 Offering. Subject in part to the truth and accuracy of the Subscriber's representations set forth in Section 2 of this Agreement, the offer, sale and issuance of the Purchased Units, as contemplated by this Agreement, are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will knowingly take any action hereafter that would cause the loss of such exemption.

Section 4 Continuing Obligations. Each party hereto shall execute and deliver, such instruments and take such other actions as the other party or parties, as the case may be, may reasonably request in order to carry out the intent of this Agreement or to better evidence or effectuate the transactions contemplated herein.

Section 5 Nature and Survival of Representations and Warranties and Covenants. All of the respective representations and warranties of Subscriber and the Company set forth in this Agreement or in any certificates or schedules delivered pursuant hereto shall remain in full force and effect indefinitely, regardless of any investigation, verification or approval by any party hereto or by anyone or on behalf of any party hereto.

Section 6 Notices. All notices, requests, demands or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, one (1) day after being sent by reputable overnight courier service (charges prepaid), or three (3) days after being mailed by certified or registered mail, return receipt requested, with postage prepaid, to such party or parties at his, her or its respective address as set forth below, or as provided in writing by such party:

If to the Company:

RoyaltyTraders LLC
1053 East Whitaker Mill Rd, Suite 115,
Raleigh, NC 27604
Attention: Sean Peace

If to Subscriber:

Alex Guiva
3420 University Blvd
Dallas, TX 75205

Section 7 Assignment. Subscriber may not assign this Agreement, or assign its rights or delegate its duties hereunder, without the prior written consent of the Company.

Section 8 Power of Attorney.

(a) By executing this Agreement, the undersigned is hereby granting a special power of attorney, making, constituting and appointing the Manager as the undersigned's attorney-in-fact, with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, acknowledge and swear to the execution, acknowledgment and filing of the following documents relating to the Company:

(i) the LLC Agreement, substantially in the form provided to the undersigned, with such changes as are not materially adverse to the undersigned;

(ii) any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency, or that the Manager deems advisable to file; and

(iii) any instrument or document that may be required to effect the continuation of the Company, the admission of an additional or substituted member, or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of the LLC Agreement), or to reflect any reductions in amount of contributions of members.

(b) The special power of attorney being granted hereby by each Subscriber:

(i) is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or legal incapacity of the undersigned;

(ii) may be exercised by the Manager signing individually for each member or for all of the members executing any particular instrument; and

(iii) shall survive an assignment by the undersigned of his, her or its Membership Interest in the Company except that, where the assignee of the entire Membership Interest owned by a member has been approved by the Manager for admission to the Company as a substituted member, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

(c) In the event of any conflict between the LLC Agreement and any document filed pursuant to this power of attorney, the LLC Agreement shall control.

(d) The exercise of this power of attorney shall be subject to the Manager's responsibility to obtain the approval of the Members on such matters as required by the LLC Agreement or by applicable law.

Section 9 Miscellaneous.

9.1 Severability. Any provision of this Agreement which is illegal, invalid or unenforceable shall be ineffective to the extent of such illegality, invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

9.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

9.3 Incorporation and Amendment. This Agreement and the LLC Agreement constitutes the entire agreement of the parties, superseding and extinguishing all prior agreements and understandings, representations and warranties, relating to the subject matter hereof. This Agreement may not be modified, amended or terminated except by written agreement specifically referring to this Agreement signed by the parties hereto.

9.4 Waiver. No waiver of a breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

9.5 Gender; Number. As used in this Agreement, the masculine gender will include the feminine and neuter, and vice versa, as the context so requires; and the singular number will include the plural, and vice versa, as the context so requires.

9.6 Headings. The section and paragraph headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of such sections.

9.7 Counterparts. This Agreement may be executed in separate counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[END OF TEXT. SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the undersigned Subscriber has executed this Agreement this 28th day of March, 2021.

SUBSCRIBER

Signature:

____
Name: Alexander Guiva

Number of A Units: ___250,000

Subscription Accepted as to 250,000 A Units:

28th day of March, 2021

ROYALTYTRADERS LLC

By:
Name: Sean Peace
Title:President

Annex A

Limited Liability Company Operating Agreement

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 03-18-2021

Employer Identification Number:
86-2712690

Form: SS-4

Number of this notice: CP 575 B

ROYALTYTRADERS LLC
ALEXANDER GUIVA MBR
1053 EAST WHITAKER MILL RD SUITE 11
RALEIGH, NC 27604

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 86-2712690. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1065 03/15/2022

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is ROYA. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

Keep this part for your records. CP 575 B (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 B

9999999999

Your Telephone Number Best Time to Call
( ) -

DATE OF THIS NOTICE: 03-18-2021
EMPLOYER IDENTIFICATION NUMBER: 86-2712690
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

ROYALTYTRADERS LLC
ALEXANDER GUIVA MBR
1053 EAST WHITAKER MILL RD SUITE 11
RALEIGH, NC 27604

Congratulations!

RoyaltyTraders LLC

is now formed and you are now permitted to do business!

State of formation: Delaware Filing date: 03 / 18 / 2021

As part of the formation process we have placed the official state documents in your account. This will show you are registered to do business in your state. Also included are the Initial Resolutions which release all power to the managers or members and show the formation details of your company. An Operating Agreement is also included which provides a guideline on how your LLC will operate. Other documents such as membership certificates and banking resolutions are included as well which will evidence who owns the company and who has authority to sign on behalf of the company. If you are opening a business bank account the bank may want to see all of these documents so it is a good to print them out and take them with you.

The documents placed in your online account are always available to view. In addition to the Documents section you may always add additional services under the Services tab should you need our assistance with further state registrations, ongoing state compliance and registered agent services.

Thank you for letting us help form your LLC. The best part of our job is meeting different people from various business backgrounds and helping them launch their companies. Please do not hesitate to contact us further should have any questions regarding your company or our services.

Thanks,

Filings Team

INITIAL RESOLUTIONS

I, Riley Park, of Resident Agents Inc. being the Organizer of RoyaltyTraders LLC, a Delaware Limited Liability Company, hereby resolve to relinquish signing authority to the Managers named below and adopt the following resolutions:

1. **Resolved,** the named Manager of the Limited Liability Company are hereby named as Manager.

Alexander Guiva

2. **Resolved,** that RoyaltyTraders LLC was organized on 03 / 18 / 2021 in the State of Delaware with assigned filing number 5562993.

3. **Resolved,** that the copy of the Articles of Organization of the above named Limited Liability Company is complete.

4. **Resolved,** that the general provisions of an operating agreement be adopted and included as official records of the Limited Liability Company. If the Manager chooses to adopt a more detailed operating agreement, then such agreement will take precedence over general provisions in the original operating agreement.

5. **Resolved,** that Manager has formed a limited liability company, and is entitled to the full extent of their limitation of liability pursuant to state law. Furthermore, Managers' failure to maintain formalities of a limited liability company does not preclude them from liability protection under state law.

Riley Park

03/18/2021

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

RoyaltyTraders LLC

A MANAGER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I

Company Formation

1.1 **FORMATION**. The Members have formed a Limited Liability Company ("Company") subject to the laws of the state in which it was formed. This operating agreement is entered into and effective upon adoption by the Member(s).

1.2 **REGISTERED AGENT**. The name and location of the Company's registered agent of the will be as stated in the formation documents.

1.3 **TERM**. The Company will continue perpetually unless,

(a) Members unanimously vote for dissolution; or

(b) An event occurs which causes the Company's business to become unlawful; or

(c) Any other event causing the Company's dissolution under state laws.

1.4 **CONTINUANCE OF COMPANY**. In the event of an occurrence described in ARTICLE 1.3(c), if there is at least one remaining Member, the Member has the right to continue the Company's business.

1.5 **BUSINESS PURPOSE**. The purpose of the Company is to conduct any and all lawful business appropriate in carrying out the company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS**. The location of the Company's principal place of business will be as stated in the formation documents or as selected by the Managers.

1.7 **THE MEMBERS**. The name and residential address of each Member is contained in Exhibit 2 attached to this Agreement.

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Members may only be admitted to the Company through issuance of a new interest in the company with unanimous written consent of the Members or the sale of a Member’s current interest, except as otherwise expressly provided in the Agreement.

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members will contribute the Company’s initial capital as described in Exhibit 3 attached to this Agreement. The agreed total value of such property and cash is ____________________________.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member is obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses will be determined annually. Profits and losses will be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended and in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Members may determine and distribute available funds annually or more frequently as the Members see fit. “Available funds” refers to the net cash of the Company available after expenses and liabilities, as determined by the Managers. Upon liquidation of the Company or of a Member's interest, distributions must be made according to the positive capital or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there must be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS**. The Company is managed by Managers. The name and residential address of each Manager is attached as Exhibit 1 of this Agreement. At least one Manager will be elected by a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 and any amendments. One Manager will be elected by the Members as Chief Executive Manager. The Manager(s) may be Members or Non-Members.

4.2 **MEMBERS**. The liability of the Members is limited pursuant to applicable state law. Members that are not Managers may not take any part in the control, management, direction, or operation of the Company's affairs and have no power to bind the Company. The Members may advise the Managers, but Managers are not required to accept such advice. The Managers have the exclusive right to control and manage the Company. No Member will be an agent of any other Member of the Company solely by reason of being a Member.

4.3 **POWERS OF MANAGERS**. The Managers are authorized to make all decisions regarding the Company's operations and legal affairs, including but not limited to (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the Company's business. Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's business.

4.4 **CHIEF EXECUTIVE MANAGER**. The Chief Executive Manager has primary responsibility for managing company operations and for carrying out the decisions of the Managers.

4.5 **NOMINEE**. Title to the Company's assets will be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers will have power to enter into a nominee agreement with any person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.6 **COMPANY INFORMATION**. Upon request, the Managers will supply to any member, information regarding the Company or its activities. Any Member or a member's authorized representative may access, inspect, and copy all books, records and materials in the Manager's possession regarding the Company or its activities. These rights may be exercised at the requesting Member's expense.

4.7 **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members, if done in good faith to promote the best interests of the Company, will not subject the Managers to any liability.

4.8 **INDEMNIFICATION**. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member of the Company, employee, or agent of the Company, or is or was serving at the request of the Company. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" does not imply that the party did or did not act in good faith and in a manner which he/she reasonably believed to be lawful and in the best interest of the Company.

4.9 **RECORDS**. The Managers must keep the following at the Company's principal place of business:

(a) A copy of all formation documents, the operating agreement, and any amendments;

(b) A current list of the full name and the last known street address of each Member;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of the Company's financial statements for the three most recent years.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE**. Any Manager rendering services to the Company is entitled to compensation equal to the value of those services.

5.2 **REIMBURSEMENT**. The Company will reimburse the Managers or Members for all direct out-of-pocket expenses incurred in managing the Company.

ARTICLE VI

Bookkeeping

6.1 **BOOKS**. The Managers will keep complete and accurate accounting of the Company's affairs at the Company’s principal place of business or other location agreed upon by the Managers. The Managers will choose the method of accounting and the Company's accounting period will be the calendar year.

6.2 **MEMBER'S ACCOUNTS**. The Managers must maintain separate capital and distribution accounts for each Member. Each Member's capital account must be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of the Member’s initial capital contribution increased by:

(a) Any additional capital contribution made by the Member;

(b) Credit balances transferred from the member’s distribution account to the member’s capital account; and decreased by:

(1) Distributions to the Member in reduction of Company capital;

(2) The Member's share of Company losses if charged to the Member’s capital account.

6.3 **REPORTS**. When the Managers close the books at the close of each calendar year, the Managers will prepare and send to each Member, a statement of that Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII

Transfers

7.1 **ASSIGNMENT**. If a Member proposes to sell, assign or otherwise dispose of all or part of the Member’s interest in the Company, he or she must comply with the following procedures:

(a) First make a written offer, including the price, to sell such interest to the other Member(s). The exiting Member may only advertise the sale if the other Members decline or fail to elect such interest within 60 days after the offer.

(b) If the exiting member has a buyer of interest, the other current Member(s) have first right of refusal to purchase the exiting Members interest for the agreed purchase price. If there is more than one current remaining Member, the remaining Members may combine funds to purchase the exiting Members' interest. The exiting Member must show that potential purchaser has full certified funds, or the ability to get full certified funds before 60 day right of first refusal period ends.

(c) Current Members must unanimously approve the sale of exiting Members' interests to grant full membership benefits and functionality to the new Member. If the current remaining Members do not unanimously approve the sale, the purchaser or assignee will have no management or voting rights. The purchaser or assignee is only entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. The exiting Member must disclose to the buyer or assignee if the current Members will not approve the sale.

7.2 **VALUATION OF EXITING MEMBERS INTEREST.** If a Member wants to exit the LLC, and does not have a buyer of its membership interest, exiting Member will assign its interest to current Members according to the following procedures:

(a) A value must be placed upon this membership interest before assigned.

(b) If the exiting Member and the current Members do not agree on the value of the membership interest, the exiting Member must pay for a certified appraiser to assess the Company's value. The appraiser will assign the exiting Members' interest a value according to the exiting Members' interest percentage.

(c) The current Members must approve the certified appraiser used by exiting Member. Current Members have 30 days to approve the exiting Members certified appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to appraise the company. Current Members may not stall the process by disapproving all certified appraisers.

(d) When a certified appraiser places a value on the Company, a value will be placed on the exiting Members' interest according to exiting Members' percentage of membership interest.

(e) If current Members disagree with the value placed on exiting Members' interest, current Members must pay for a certified appraiser to value the company and the exiting Members' interest according to the same terms.

(f) Current Members' appraisal must be completed within 60 days or right of current Members to dispute the value of exiting Member's interest expires.

(g) Upon completion of current Members' appraisal, the exiting Member must approve the value placed on exiting Members' interest. Exiting Member has 30 days to approve this value.

(h) If the exiting Member does not approve the current Members' appraised value, then the value of the Company will be determined by adding both parties' appraised values, then dividing that value in half, creating the value of the exiting Members' interest.

7.3 **DISTRIBUTION OF EXITING MEMBERS INTEREST.** Upon determination of exiting Members' interest value, the value will be a debt of the Company. The exiting Member will only be able to demand payment of this debt at dissolution of the Company or by the following method:

(a) The Company will make timely payments.

(b) The Company will only be required to make payments towards exiting Member's debt if the Company is profitable and passes income to current Members.

(c) The Company must make a debt payment to the exiting Member if the Company's income surpassed 50% of the total determined value of the exiting Members' interest in one taxable year. (Example: If exiting Members' value was $100,000 and current Member(s) received over $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting Member. If current Member(s) only received $40,000 in passed income, there would be no payment due.)
(d) The debt payment must be at least 10% of the value of the passed income to current Members.

(e) The company must make payment to exiting Member within 60 days of the end of the company's taxable year.

(f) The payment schedule will continue until the exiting Member's debt is paid.

(g) If the Company dissolves, the exiting Member will be a regular debtor and payment will follow normal dissolution payment statutes.

(h) The exiting Member’s value of membership interest assigned current Members may NOT accrue interest.

(i) The Company may pay the amount owed to the exiting Member at any time.

ARTICLE VIII

Dissolution

8.1 **DISSOLUTION.** The Member(s) may dissolve the LLC at any time. The Member(s) may NOT dissolve the LLC for a loss of membership interests. Upon dissolution the LLC must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Members interests. The dissolution may only be ordered by the Member(s), not by the owner of the Member’s interests.

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each Member, the agreement consisting of 15 pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3 (if any), the Operating Agreement of RoyaltyTraders LLC, adopted by the Members as of March, 18 2021.

Members:

[signature]
Signature
Percent: 80%

Sean Peace
Printed Name

Signature
Percent: 20%

Alex Guiva
Printed Name

Signature
Percent: _____%

Printed Name

Signature
Percent: _____%

Printed Name

Signature
Percent: _____%

Printed Name

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

RoyaltyTraders LLC

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

[signature]	Sen Peace
Signature	Printed Name
Chief Executive Manager	
	3724 Congeniality Way Address
	Raleigh NC 27613

Signature	Printed Name
Title: ______________	
	______________ Address

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and agreed this 18th day of March, 2021.

[signature]	Sean Peace
Signature of Member	Printed Name

____________________________ ____________________________
Signature of Member Printed Name

____________________________ ____________________________
Signature of Member Printed Name

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

RoyaltyTraders LLC

LISTING OF MEMBERS

As of the 18th day of March, 20 21 the following is a list of Members of the Company:

Name Sean Pece **Percent** 80 %

Address 3724 Congeniality Way Raleigh NC 27613

Name Alex Guiva **Percent** 20 %

Address 300 Crescent Court, Suite 550, Dallas, TX 75201

Name ____________________________ **Percent** _____%

Address ____

Name ____________________________ **Percent** _____%

Address ____

Authorized by Member(s) to provide Member Listing as of this 18th day of March, 2021.

Signature of Member

Signature of Member

Signature of Member

Signature of Member

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

RoyaltyTraders LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $100. The description and each individual portion of this initial contribution is as follows:

By Sean Peace	$100
	$
	$
	$
	$
	$
	$
	$
	$

SIGNED AND AGREED this 18th day of March, 2021.

Member

Member

Member

Member

LLC MEMBERSHIP CERTIFICATE

RoyaltyTraders LLC
____

Company Name

Organized in Delaware __________ has a total of _____ member(s) at ______________ date

This certifies that ______________________ is a member of the above named Limited Liability Company, and holds a _______%
interest of the above named company, which is entitled to the full benefits of such membership.
Such benefits are subject to the membership duties and obligations set forth in the Limited Liability Company operating agreement.
This named Limited Liability Company has caused this certificate to be executed by its members this
_________day of ______________, ______ A.D. ______________________ ______________________________

Named Member — witness and/or member

---

if sold:

For ____________________ received, I, ______________________ sell and transfer unto
____________________ __________________________ , _______% of the membership interest,
represented within this certificate, and appoint

____

____

____

to transfer the allocated interest in the books of the named Limited Liability Company with full power of substitution.

______________________________ ______________________________ ______________________________

Seller — Newly named member — Witness (Signature and name)

LLC Resolution to Open a Bank Account

Account Holder: ________________________ ________________________ ________________________

Bank Name: ________________________
Address: ________________________ ________________________

Acct #:

As a Member of the LLC named above, I certify that the LLC has been organized within the bounds of state law as an LLC with its principal office located at:

____

I further attest that at the initial meeting of the LLC's members was held on March 18th 2021, a quorum was present, and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this LLC, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this LLC.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the LLC's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the LLC may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the LLC's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the person named below occupy the stated position, as indicated by their signature, and that the resolutions contained in this document are recorded on the books of the LLC, and these resolutions are in full force and effect and have not been altered in any way.

CERTIFIED AND ATTESTED TO *ON THIS* 18th *DAY OF* March*, 20*21*, BY:*

X________________________________

LLC MEMBER



North Carolina Department of The Secretary of State

Invoice Number: 17519493

Billing Information

RoyaltyTraders LLC
053 East Whitaker Mill Rd Suite 115
Raleigh, NC 27613

Contact:

Invoice Number: 17519493
Customer Id Number: 201208844
Invoice Date: 5/24/2021
Account Type: Payment upon Delivery
Ship Via: Online

Invoiced Items

Description	Certificate Number	Customer Reference	Qty	Pages	Item Cost	Sub Total	Amount Due
05/24/2021-Application for Certificate of Authority Limited Liability RoyaltyTraders LLC dba SongVest (File/Task# C202114401749)							
1210 0511 435100072	110576509		1		$250.00	$250.00	Paid
Electronic Transaction Fee							
2120 0502 437993	110576510		1		$3.00	$3.00	Paid

Payment Details

Description	Certificate Number	Customer Reference	Qty	Pages	Item Cost	Sub Total	Amount Due
Credit: BRD-Filing for $253.00, MC Acct XXXXXXXXXXXXXXX4553, TXId: AL1A6E87B96C							
			1		$253.00	$253.00	Payment
							$0.00

Make check payable to:
NC Secretary of State

Online Payment:
https://www.sosnc.gov/payinvoice



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Include Invoice Number on all remitance and send to:

Secretary of State
PO Box 29622
Raleigh, NC 27626

For information regarding your filing contact:

Customer Service at (919) 814-5400 or toll free at (888) 246-7636

Notice: To avoid an additional assessment of a one-time 10% late penalty and interest of 5% per annum, as mandated by G.S. 147-86.23, the invoice must be paid in full.

There will be a $35.00 processing fee for all returned checks and ACH returns.

LIMITED LIABILITY COMPANY AGREEMENT

OF

ROYALTYTRADERS LLC

a Delaware limited liability company

March 28, 2021

LIMITED LIABILITY COMPANY AGREEMENT
OF
ROYALTYTRADERS LLC
a Delaware limited liability company

This LIMITED LIABILITY COMPANY AGREEMENT of ROYALTYTRADERS LLC, a Delaware limited liability company, dated as of March 28, 2021 (the "**Effective Date**"), is adopted, executed and agreed to, for good and valuable consideration, by the Members (as defined below).

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used in this Agreement (including the Exhibits and Schedules hereto) but not defined in the body hereof are defined in Exhibit A.

1.2 Construction. Unless the context requires otherwise: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation;" (c) references to Articles and Sections refer to Articles and Sections of this Agreement; (d) the words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules attached hereto, and not to any particular subdivision unless expressly so limited; and (e) references to Exhibits and Schedules are to the items identified separately in writing by the parties hereto as the described Exhibits or Schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein.

ARTICLE 2
ORGANIZATION

2.1 Formation. The Company was organized as a Delaware limited liability company under and pursuant to the Act by the filing of the Certificate.

2.2 Name. The name of the Company is "***RoyaltyTraders LLC***" and all Company business must be conducted in that name or such other name or names that comply with Law and as the Board may select.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate in the manner provided by Law. The registered agent of the Company in Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate in the manner provided by Law. The principal office of the Company shall be at such place as the Board may designate. The Company may have such other offices as the Board may designate.

2.4 Purposes. The purposes of the Company are to manage the operations and affairs of the business acquired pursuant to the Contribution Agreement and to engage in such other activities incidental or ancillary thereto as the Board deems necessary or advisable, all upon the terms and conditions set forth in this Agreement.

2.5 Foreign Qualification. The Board shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in foreign jurisdictions if that jurisdiction requires qualification. At the request of the Board, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business, *provided*, that no Member shall be required to file any general consent to service of process or to qualify as a foreign corporation, limited liability company, partnership or other entity in any jurisdiction in which it is not already so qualified.

2.6 Term. The Company commenced upon the effectiveness of the Certificate and shall have a perpetual existence, unless and until it is dissolved and terminated in accordance with Article 12.

2.7 No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

2.8 Title to Company Assets. Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity. Title to any or all of the Company assets may be held in the name of the Company or one or more of its Subsidiaries or one or more nominees, as the Board may determine. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

ARTICLE 3
MEMBERS; UNITS

3.1 Members. The Persons listed on Schedules I and II are the sole Members of the Company as of the Effective Date (each, an "***Initial Member***"). Each of the Persons listed on Schedule I and II is admitted to the Company as a Member upon such Person's execution and delivery to the Company of this Agreement and the Capital Contribution for such Person set forth on Schedule III.

3.2 Units.

(a) The Membership Interests in the Company shall initially be divided into three classes of units referred to as "***Common Units***", "***Series A Units***" and "***Series B Units***". The Company is authorized to issue up to 3,500,000 units, designated as "***Common Units***," and 1,500,000 units designated as "***Series A Units,***" and up to 300,000 units as ***Series B Units***.

(b) The Company shall issue an aggregate of up to 2,000,000 Common Units pursuant to the Contribution Agreement. The Company shall issue up to 500,000 Series A Units at a purchase price equal to $1.00 per Series A Unit. The Company may issue an aggregate of up to 300,000 Series B Units pursuant to Restricted Unit Agreements. The Series B Units may be vested ("***Vested Series B Units***") or unvested ("***Unvested Series B Units***"). Unvested Series B Units shall vest or remain unvested in the manner and subject to the conditions set forth in the applicable Restricted Unit Agreement.

(c) The Series B Units are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43 (or the corresponding requirements of any subsequent guidance promulgated by the IRS or other applicable law). Accordingly, the capital account associated with each Series B Unit at the time of its issuance shall be equal to zero dollars ($0.00). The Company and the holders of Series B Units shall file all federal income tax returns consistent with such characterization, and each party acknowledges the existence of multiple proposed legislative changes which would alter the tax treatment of the Series B Units.

(d) The Company may from time to time designate and issue additional series of Series B Units (up to the number of authorized Series B Units), each of which shall be designated by a sequential number (Series B-1, Series B-2, Series B-3, etc.). The Board shall designate a per Unit "***Threshold Value***" applicable to each such series of Series B Units to the extent necessary to cause such Series B Units to constitute "profits interests" as provided in Section 3.2(c) above, but not less than zero (taking into account the adjustments to Book Value contemplated in clause (ii) of subparagraph (b) of the definition thereof). The per Unit Threshold Value for each series of Series B Units shall equal the amount that would, in the reasonable determination of the Board, be distributed with respect to each Series B Unit if, immediately prior to the issuance of such additional series, the assets of the Company were sold for their fair market value and the proceeds (net of any liabilities of the Company) were distributed pursuant to Section 12.2(c)(iii). Authorized but unissued Series B Units (including any previously issued Series B Units that have been redeemed by or forfeited to the Company) are referred to as "***Unallotted Series B Units***."

(e) Units shall constitute "securities" governed by Article 8 of the applicable version of the Uniform Commercial Code, as amended from time to time after the date hereof.

(f) Units that have been redeemed by or forfeited to the Company may be reissued subject to the requisite approvals and other terms and conditions of this Agreement, including in the case of redeemed Series B Units the requirements of Section 3.2(d) with respect to Threshold Value and the last sentence of such Section 3.2(d). For the avoidance of doubt, any Series B Units that have been redeemed by or forfeited to the Company may be reissued in accordance with this Agreement as a new series of Class B Units with a Threshold Value computed at the time of issuance.

3.3 Issuance of Common Units. On the Effective Date, subject to the terms and conditions of the Contribution Agreement, each of the Members listed on Schedule I is contributing to the Company the amount set forth under column (1) opposite the name of such Member on Schedule I, and, in exchange for such contribution, the Company is issuing to such Member the number of Common Units set forth under column (2) opposite the name of such Member on Schedule I, for an aggregate contribution of assets described in the Contribution Agreement and an aggregate issuance of 2,000,000 Common Units. From and after the Effective Date, Peace shall have the right to transfer a portion of his Common Units on a restricted basis to certain Persons subject to the terms and provisions of that certain Restricted Common Unit Ownership Agreement dated the date of this Agreement (as amended or otherwise modified from time to time, the "***Restricted Common Unit Agreement***").

3.4 Issuance of Series A Units. On the Effective Date, the Company is issuing to the Members listed in Schedule II the number of Series A Units for the consideration described in Schedule II.

3.5 Summary of Capital Contributions. The initial Book Value and adjusted tax basis of the Capital Contributions of the Members are set forth on Schedule III.

3.6 No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or Membership Interests or a transferee of Units or Membership Interests, whether voluntary, by operation of law or otherwise) shall be, or shall be considered, a Member. The Company may elect to deal only with Persons so admitted as Members (including their duly authorized representatives). Any distribution by the Company to the Person shown on the Company's records as a Member or to its legal representatives, shall relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Disposition by the Member or for any other reason.

3.7 No Resignation. A Member may not take any action to Resign as a Member voluntarily, and a Member may not be removed involuntarily, prior to the dissolution and winding up of the Company, other than as a result of a permitted Disposition of all of such Member's Units in accordance with Article 7 and each of the transferees of such Units being admitted as a Substituted Member. A Member will cease to be a Member only in the manner described in Section 3.8 and Article 12.

3.8 Admission of Additional Members and Substituted Members and Creation of Additional Units.

(a) Authority. Subject to the limitations set forth in this Article 3 and in Article 7 and subject to Section 8.5, the Company may admit Additional Members and Substituted Members to the Company and may also issue additional Units or create and issue such additional classes or series of Units or Membership Interests (or securities convertible into or exercisable or exchangeable for a Unit or other Membership Interest), having such designations, preferences and relative, participating or other special rights, powers and duties as the Board shall determine, including: (i) the right of any such class or series of Units or Membership Interests to share in the Company's distributions; (ii) the allocation to any such class or series of Units or Membership Interests of Profits (and all items included in the computation thereof) or Losses (and all items included in the computation thereof); (iii) the rights of any such class or series of Units or Membership Interests upon dissolution or liquidation of the Company; and (iv) the right of any such class or series of Units or Membership Interests to vote on matters relating to the Company and this Agreement. Upon the issuance pursuant to and in accordance with this Article 3 of any class or series of Units or Membership Interests, the Board may, subject to Section 13.5, amend any provision of this Agreement, and authorize any Person to execute, acknowledge, deliver, file and record, if required, such documents, to the extent necessary or desirable to reflect the admission of any additional Member to the Company or the authorization and issuance of such class or series of Units or Membership Interests (or securities convertible into or exercisable or exchangeable for a Unit or other Membership Interest), and the related rights and preferences thereof.

(b) Requisite Approval Required. The Common Units and the Series A Units shall be voting Units. As such, each Common Unit and each Series A shall entitle the holder thereof to one vote for the election of Managers and for any other purpose or matter as to which members of a Delaware limited liability company are entitled to vote. The holders of the Series A Units shall not vote as a separate class, but shall vote together with the holders of the Common Units as one class and in that case, each holder of a Series A Unit shall be entitled to vote its Series A Unit on a converted basis with respect to the matter to be voted upon. Notwithstanding the foregoing, the Company shall not (i) authorize or create any new class or series of units of membership interests in the Company having rights senior to or *pari passu* with the Series A Units as to the payment of distributions or payments due as provided in this Agreement, except that no such approval would be required in order to authorize units in connection with a bona fide capital financing at a pre-money valuation greater than the post-money valuation following the consummation of the Series A financing, with no greater than a 1x liquidation preference and voting and other rights are substantially similar to the Series A Units; (ii) amend, alter or repeal any of the provisions of the certificate of formation of the Company or this Limited Liability Company Agreement so as to affect adversely the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Units or the holders thereof, or (iii) reclassify any outstanding membership units of the Company that rank junior to the Series A Units as to the payment of distributions or payments due as provided herein into units of membership interest of the Company that rank on a parity with or senior to the Series A Units as to any such payments, or reclassify any outstanding Units of the Company that rank on a parity with the Series A Units as to any such payments, into Units that rank senior to the Series A Units as to any such payments, (iv) redeem or repurchase any units (other than pursuant to employee agreements); (v) declare or pay any dividend, except that no such approval of the Series A Members would be required in connection with an aggregate dividend that is less than 25% of the amount of net income from the Company's operations during a period in which the Company's aggregate net income from operations is no less than $2,000,000; or (vi) liquidate or dissolve, including any sale of all or substantially all of the Company's assets or other change of control, except that no such approval would be required if the transaction generates net proceeds to the Members of at least $20,000,000; unless in the case of each of (i) through (vi) the Company receives the Requisite Approval.

(c) Conditions. No Additional Member or Substituted Member shall be admitted to the Company unless and until all applicable conditions of this Section 3.8 and Article 7 are satisfied. Without limiting the generality of the foregoing, no Disposition or issuance of Units or Membership Interests otherwise permitted or required by this Agreement shall be effective, no Member shall have the right to substitute a transferee as a Member in its place with respect to any Units or Membership Interests acquired by such transferee in any Disposition and no purchaser of newly issued Units or Membership Interests from the Company shall be deemed to be a Member, in each case unless and until any such transferee or purchaser who is not already a party to this Agreement (and such transferee's or such purchaser's spouse, if applicable) shall execute and deliver to the Company an Addendum Agreement in the form attached as Exhibit C (an "***Addendum Agreement***") and such other documents or instruments as may be required in the Company's reasonable judgment to effect the admission.

(d) Rights and Obligations of Additional Members and Substituted Members. A transferee of Units or Membership Interests who has been admitted as an Additional Member or as a Substituted Member or a purchaser of newly issued Units or Membership Interests from the Company who has been admitted as an Additional Member in accordance with this Section 3.8 shall have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(e) Date of Admission as Additional or Substituted Member. Admission of an Additional Member or Substituted Member shall become effective on the date such Person's name is recorded on the books and records of the Company. Upon the admission of an Additional Member or Substituted Member, (i) the Company shall amend Schedule I or II, as applicable, to reflect the name and address of, and number and class of Units held by, such Additional Member or Substituted Member and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Member (such revisions to be presented to the Board no later than at the next regular meeting of the Board) and (ii) to the extent of the Disposition to such Substituted Member, the Disposing Member shall be relieved of its obligations under this Agreement. Any Member who shall Dispose of all of such Member's Units or Membership Interests in one or more Dispositions permitted pursuant to this Section 3.8 and Article 7 (where each transferee was admitted as a Substituted Member) shall cease to be a Member as of the last date on which all transferees are admitted as Substituted Members, provided, that, notwithstanding anything to the contrary herein, such Member shall not be relieved of any liabilities incurred by such Member pursuant to the terms and conditions of this Agreement prior to the time such Member Disposes of any Units or Membership Interests or ceases to be a Member hereunder.

3.9 No Liability of Members. Except as otherwise provided under the Act, the debts, liabilities, contracts and other obligations of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, liabilities, contracts and other obligations of the Company, and no Member in its capacity as such shall be liable personally (a) for any debts, liabilities, contracts or any other obligations of the Company, except to the extent and under the circumstances set forth in any non-waivable provision of the Act or in any separate written instrument signed by the applicable Member, or (b) for any debts, liabilities, contracts or other obligations of any other

Member. No Member shall have any responsibility to restore any negative balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, expect as expressly provided herein or required by any non-waivable provision of the Act. The agreement set forth in the immediately preceding sentence shall be deemed to be a compromise with the consent of all of the Members for purposes of §18-502(b) of the Act. However, if any court of competent jurisdiction orders, holds or determines that, notwithstanding the provisions of this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation shall be the obligation of such Member and not of any other Person.

3.10 Spouses of Members. Spouses of the Members that are natural persons do not become Members as a result of such marital relationship. Each spouse of a Member (including the Initial Members) shall be required to execute a Spousal Agreement in the form of Exhibit B to evidence his or her agreement and consent to be bound by the terms and conditions of this Agreement as to his or her interest, whether as community property or otherwise, if any, in the Units owned by such Member.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Members. Each Member severally, but not jointly, represents and warrants as of the Effective Date to the Company that:

(a) Authority. Such Member has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder, and the execution, delivery and performance by such Member of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary action.

(b) Binding Obligations. This Agreement and the other Transaction Documents to which such Member is a party have been duly and validly executed and delivered by such Member and constitute the binding obligations of such Member enforceable against such Member in accordance with their respective terms, subject to Creditors' Rights.

(c) No Conflict. The execution, delivery and performance by such Member of this Agreement and the other Transaction Documents to which it is a party will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Member is subject, (ii) violate any order, judgment or decree applicable to such Member, or (iii) conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation or by-laws, certificate of limited partnership or partnership agreement, certificate of formation or limited liability company agreement, as applicable, or, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Member's ability to satisfy its obligations hereunder or thereunder, any agreement or other instrument to which such Member is a party.

(d) Purchase Entirely For Own Account. The Units to be acquired by such Member will be acquired for investment for such Member's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; such Member has no present intention of selling, granting any participation in, or otherwise distributing the same; and such Member does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Units.

(e) No Registration. Such Member understands that the Units, at the time of issuance, will not be registered under the Securities Act on the ground that the issuance of Units hereunder is exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

(f) Investment Experience. Such Member confirms that it or he has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of an investment in Units and of making an informed investment decision and understands that (i) this investment is suitable only for an investor which is able to bear the economic consequences of losing its entire investment, (ii) the acquisition of Units hereunder is a speculative investment which involves a high degree of risk of loss of the entire investment, and (iii) there are substantial restrictions on the transferability of, and there will be no public market for, the Units, and accordingly, it may not be possible for such Member to liquidate such Member's investment in case of emergency.

(g) Accredited Investor. Such Member is an Accredited Investor.

(h) Restricted Securities. Such Member understands that the Units may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of either an effective registration statement covering such Units or an available exemption from registration under the Securities Act, the Units must be held indefinitely.

ARTICLE 5
CAPITAL CONTRIBUTIONS

5.1 Contributions. On the Effective Date, the Initial Members are making the Capital Contributions described in Article 3 as summarized on Schedule III.

5.2 Return of Contributions. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

5.3 Capital Account. A Capital Account shall be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account (a) shall be increased by (i) the amount of money contributed by such Member to the Company, (ii) the Book Value of property contributed by such Member to the

Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code Section 752) and (iii) allocations to such Member of Profits and any other items of income or gain allocated to such Member, and (b) shall be decreased by (i) the amount of money distributed to such Member by the Company, (ii) the Book Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume or take subject to under Code Section 752), and (iii) allocations to such Member of Losses and any other items of loss or deduction allocated to such Member. The Capital Accounts shall also be increased or decreased to reflect a revaluation of Company property pursuant to paragraph (b) of the definition of Book Value. On the transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the transferred Units shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l). A Member that has more than one class of Units shall have a single Capital Account that reflects all such Units.

5.4 Advances by Members. If the Company does not have sufficient cash to pay its obligations, then with the approval of the Board, any or all of the Members may (but will have no obligation to) advance all or part of the needed funds to or on behalf of the Company, which advances will constitute a loan from such Member to the Company, will bear interest and be subject to such other terms and conditions as agreed between such Member and the Company and will not be deemed to be a Capital Contribution.

ARTICLE 6
DISTRIBUTIONS AND ALLOCATIONS

6.1 Distributions.

(a) General. Each distribution made by the Company, regardless of the source or character of the assets to be distributed, shall be made in accordance with this Article 6 and applicable Law. Subject to obtaining Requisite Approval pursuant to Section 8.5(b), the Board shall have sole discretion to determine the timing and amount of each distribution under this Section 6.1.

(b) Income Distributions. Each distribution made by the Company other than in the event of Sale, Recapitalization, Refinancing or Distributions to Cover Holders' Tax Liabilities shall be made first seventy percent (70%) to the Series A Members and thirty percent (30%) to the Common Unit Members until Series A Members have received Total Distributions in the amount equal to their Preferential Return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative Percentage Interests on an as converted basis.

(c) Distributions from Sale, Recapitalization or Refinancing; Other Distributions. Distributions funded by the sale of material assets of the Company outside the ordinary course of business or a recapitalization or refinancing of the Company ("Proceeds Distributions") shall be distributed first to the Series A Members to cover any shortfall of their Preferential Return not already covered by Income Distributions until the Series A Members have received Total Distributions in an amount equal to their Preferential Return and thereafter, to the holders of outstanding Common Units, Series A

Units and the Series B in accordance with their relative Percentage Interests on an as converted basis. Series B holders only participate in Proceeds Distributions above the Threshold Value assigned to their tranches of Series B Units at the time of their issuance. Exhibit D illustrates the Proceeds Distributions waterfall under various scenarios.

(d) Series B Limitations. If one or more series of Series B Units are issued with a Threshold Value greater than zero, each such series of Series B Units shall be ignored for purposes of the definition of Percentage Interest and for purposes of this Section 6.1 (and such series will not be entitled to receive distributions) until cumulative distributions have been made to the holders of series of Series B Units with lesser Threshold Value.

(e) Record Date. All distributions made under this Section 6.1 shall be made to the holders of record of the applicable Units on the record date established by the Board or, in the absence of any such record date, to the holders of the applicable Units on the date of the distribution.

(f) In Kind Distributions. Except for distributions pursuant to Section 6.1(b) which shall be funded in cash, the Company may distribute securities or other property in kind. The fair market value of securities or other property distributed in kind shall be determined by the Board.

(g) Tax Withholding. All amounts withheld or required to be withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution, or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Partner or any Person owning an interest, directly or indirectly, in such Member shall be treated as amounts actually distributed to the Member with respect to which such amount was withheld pursuant to this section for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld. In the event that the Board reasonably determines that the amounts distributable to a Member by the Company are not expected to be sufficient to satisfy the Company's tax withholding obligation with respect to such Member, then such Member shall promptly advance to the Company sufficient funds to satisfy any such obligation as requested by the Board. The Company shall promptly deposit such amounts with the applicable tax authority for credit to such Member, no such amounts shall be credited to the Capital Account of such Member and the Company shall have no obligation to repay or return any such amounts to the Member. If a Member fails to timely transfer any such funds to the Company, then such amount shall be deemed a defaulted capital contribution and the Company shall take such action as deemed necessary to collect such amount.

***6.2 Allocations of Profits and Losses*.**

(a) General Profit and Loss Allocations.

(i) Allocations. Except as provided in Sections 6.2(b) and (e), for each taxable year of the Company, and after giving effect to the other allocations contemplated by this Agreement and any contributions and distributions made during such taxable year Profits and Losses (and all items included in the computation thereof) shall be allocated among the Members so that, as nearly as possible, the balance of each such Member's Capital Account is the same as such Member's Target Capital Account balance. Profits and Losses shall only be allocated to Series B Units in a year in which the Series B units are entitled to Proceeds Distributions. The Profits and Losses allocated to the Series B units in a year in which the Series B units are entitled to Proceeds Distributions shall be allocated to the Series B units so that, as nearly as possible, the balance of each such Member's Capital Account will reflect the hypothetical distributions such Member would receive pursuant to **Section 6.1(c).**

(ii)

(b) Special Allocations. Notwithstanding any other provisions of this Section 6.2, the following special allocations shall be made for each taxable period:

(i) Notwithstanding any other provision of this Section 6.2, if there is a net decrease in Minimum Gain during any taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), (g)(2) and (j)(2)(i). For purposes of this Section 6.2(c), each Member's Capital Account shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.2 with respect to such taxable period. This Section 6.2(c)(i) is intended to comply with the partner minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Notwithstanding the other provisions of this Section 6.2 (other than Section 6.2(c)(i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4) and (j)(2)(ii). For purposes of this Section 6.2(c), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.2, other than Section 6.2(c)(i) above, with respect to such taxable period. This Section 6.2(c)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Except as provided in Sections 6.2(c)(i) and 6.2(c)(ii) above, in the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.2(c)(i) and 6.2(c)(ii).

(iv) In the event any Member has a deficit balance in its Adjusted Capital Account at the end of any taxable period, such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; *provided*, *however*, that an allocation pursuant to this Section 6.2(c)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account after all other allocations provided in this Section 6.2(c) have been tentatively made as if this Section 6.2(c) were not in this Agreement.

(v) Nonrecourse Deductions for any taxable period shall be allocated to the Members in accordance with their Percentage Interests.

(vi) Member Nonrecourse Deductions for any taxable period shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704 2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such provisions.

(c) Curative Allocation. The allocations set forth in Section 6.2(c) (other than Section 6.2(c)(vii)) (the "***Regulatory Allocations***") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.2(d). Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), but subject to the Code and the Treasury Regulations, the Board shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section 6.2(d), the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(d) Final Allocations. Notwithstanding any other provisions of this Section 6.2 (other than the Regulatory Allocations and Curative Allocations), in the year in which a Dissolution Event or Sale of the Company occurs and all subsequent years (and for any prior years with respect to which the due date (without regard to extensions) for the filing of the Company's federal income tax return has not passed as of the date of the Dissolution Event), all items of income, gain, loss and deduction of the Company, including gross items, shall be allocated among the Members in a manner reasonably determined by the Board as shall cause to the nearest extent possible the Capital Account of each Member to equal the amount to be distributed to such Member pursuant to Sections 12.2(c) and 12.4.

***6.3 Income Tax Allocations*.**

(a) Except as provided in this Section 6.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under Section 6.2.

(b) The Members recognize that there may be a difference between the Book Value of a Company asset and the asset's adjusted tax basis at the time of the property's contribution or revaluation pursuant to this Agreement. In such a case, all items of tax depreciation, cost recovery, amortization, and gain or loss with respect to such asset shall be allocated among the Members to take into account the disparities between the Book Values and the adjusted tax basis with respect to such properties as determined by the Board in accordance with the provisions of sections 704(b) and 704(c) of the Code and the Treasury Regulations under those sections, using the "remedialmethod" (as defined in Regulation 1.704-3(d)) for allocating section 704(c) items ; *provided*, *however*, that any tax items not required to be allocated under sections 704(b) or 704(c) of the Code shall be allocated in the same manner as such gain or loss would be allocated for book purposes under Section 6.2.

(c) If any deductions for depreciation are recaptured as ordinary income upon the sale or other disposition of Company properties, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members in the same ratio as the deductions giving rise to such ordinary income character were allocated.

6.4 Other Allocation Rules. All items of income, gain, loss, deduction and credit allocable to Units that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as the owner of such Units, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; *provided*, *however*, that this allocation must be made in accordance with a method permissible under Code Section 706 and the regulations thereunder. If any Units are Disposed of or redeemed in compliance with the provisions of this Agreement, all distributions with respect to which the record date is before the date of such Disposition or redemption shall be made to the Disposing Member, and all distributions with respect to which the record date is after the date of such Disposition, in the case of a Disposition other than a redemption, shall be made to the transferee.

ARTICLE 7
ADDITIONAL AGREEMENTS REGARDING PURCHASE, SALE AND ISSUANCE OF UNITS

7.1 Restrictions on Dispositions of Units.

(a) Dispositions of Units otherwise permitted or required by this Agreement may only be made in compliance with federal and state securities laws, including the Securities Act and the rules and regulations thereunder, and the Act.

(b) For so long as the Company is a partnership for U.S. federal income tax purposes, in no event may any Disposition of any Units by any Member be made if such Disposition is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code or if such Disposition would otherwise result in the Company being treated as a "publicly traded partnership," as such term is defined in Section 7704(b) of the Code and the regulations promulgated thereunder.

(c) Dispositions of Units may only be made in strict compliance with all applicable terms of this Agreement, and any purported Disposition of Units that does not so comply with all applicable provisions of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize or be bound by any such purported Disposition and shall not effect any such purported Disposition on the transfer books of the Company or Capital Accounts of the Members. The Members agree that the restrictions contained in this Article 7 are fair and reasonable and in the best interests of the Company and the Members.

(d) Each Member that is an entity that was formed for the sole or principal purpose of directly or indirectly acquiring Membership Interests or Units or an entity whose principal asset is its Membership Interests or Units, or direct or indirect interests in Membership Interests or Units, agrees that it will not permit Dispositions of Capital Stock in such Member in a single transaction or series of related transactions if such Dispositions collectively would result in Capital Stock in such Member representing a majority of the economic or voting interests in such Member being owned or Controlled by a Person or

Persons that do not own or Control Capital Stock in such Member as of the date that such Member became a Member unless such Member requires such Dispositions of such Capital Stock to be treated as a full Disposition of Membership Interests or Units by such Member hereunder.

7.2 Additional Restrictions on Dispositions of Units.

(a) No Disposition of Series B Units may be made except (i) to a Permitted Transferee in accordance with Section 7.3, (ii) in connection with a Drag-Along Transaction or (iii) to the Company in accordance with the redemption provisions of the applicable Restricted Unit Agreement or this Agreement.

(b) Notwithstanding anything contained herein, no Disposition of Units may be made to any Person that is a Potential Competitor of, or an adverse party to, the Company, as reasonably determined by the Board, except pursuant to Section 7.5.

7.3 Permitted Dispositions.

(a) Subject to the provisions of Section 7.1 and to the applicable provisions of Section 7.4 and Section 7.6, any Member may Dispose of its Units by way of gift to a Permitted Transferee of such holder; *provided*, *however*, that (i) such Permitted Transferee shall not be entitled to make any further Dispositions in reliance upon this Section 7.3(a), except for a Disposition of such acquired Units back to such original holder or to another Permitted Transferee of such holder or a Person to whom such transfer is permitted under Section 7.2, and (ii) such Permitted Transferee must assume all of the obligations of the original holder of the Units under and agree to comply with the provisions of this Agreement.

(b) Any holder of any Series B Units may Dispose of such Units by way of gift to a Permitted Transferee of such holder; *provided*, *however*, that (i) such Permitted Transferee shall not be entitled to make any further Dispositions in reliance upon this Section 7.3(b), except for a Disposition of such acquired Units back to such original holder or to another Permitted Transferee of such holder or a Person to whom such transfer is permitted under Section 7.2, and (ii) such Permitted Transferee must assume all of the obligations of the original holder of the Series B Units under and agree to comply with the provisions of the applicable Restricted Unit Agreement and this Agreement.

(c) A Member may not make a Disposition of Units to a Permitted Transferee if such Disposition has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Dispositions in this Agreement (it being understood that the purpose of this Section 7.3(c) is to prohibit the Disposition of Units to a Permitted Transferee followed by a change in the relationship between the transferor and the Permitted Transferee (or a change of Control of such transferor or Permitted Transferee) after the Disposition with the result and effect that the transferor has indirectly made a Disposition of Units by using a Permitted Transferee, which Disposition would not have been directly permitted under this Section 7.3 had such change in such relationship occurred prior to such Disposition).

7.4 Rights of First Offer.

(a) If any holder of any Common Units or Series A Units desires to Dispose of all or a part of such holder's Common Units or Series A Units in a bona fide Disposition to one or more Third Parties (a "***Proposed Disposition***"), such holder (the "***Offeror Holder***") shall deliver written notice of such Proposed Disposition (the "***Notice of Right of First Offer***") to the Company no less than 30 days prior to the date of the Proposed Disposition. The date that the Notice of Right of First Offer is received by the Company shall constitute the "***First Offer Notice Date***." Within five days after receipt of the Notice of Right of First Offer by the Company, the Company shall send a copy of the Notice of Right of First Offer along with a letter indicating the First Offer Notice Date to each Member that holds Common Units and each Major Investor of Series A Units (other than the Offeror Holder). (each, a "***ROFO Holder***"). If the Proposed Disposition involved Common Units, then the Company and each Major Investor of Series A Units shall be considered a ROFO Holder; and if the Proposed Disposition involves Series A Units, then only the Major Investors of Series A Units shall be considered a ROFO Holder. The notice shall set forth the name or names, if known, of the Third Party or Third Parties, the number and class or series of Common Units or Series A Units to be sold (the "***Offered Units***"), the price per Unit for the Offered Units (the "***Offer Price***"), and all details of the payment terms and all other terms and conditions of the Proposed Disposition. A Proposed Disposition may not contain provisions related to any property of the Offeror Holder other than Common Units or Series A Units held by the Offeror Holder, and the Offer Price shall be expressed only in terms of cash (in U.S. dollars). Any Proposed Disposition of Common Units or Series A Units not satisfying the terms of this Section 7.4 (e.g., a Proposed Disposition in which not all of the proposed consideration is cash or a Proposed Disposition that is not bona fide) may not be made unless otherwise expressly permitted pursuant to the other provisions of this Article 7.

(b) Within ten days of the Notice of First Offer Date, each applicable ROFO Holder (as set forth in Section 7.4(a) above) shall have the right to purchase up to that number of the Offered Units equal to such ROFO Holder's pro rata percentage of the total Percentage Interest of all ROFO Holders (the "***Proportionate Share***"). Within 25 days after the First Offer Notice Date, each ROFO Holder may deliver a written notice to the Offeror Holder, the Company and each other ROFO Holder of its election to purchase such Offered Units. To the extent any ROFO Holder does not elect to purchase its full Proportionate Share of such Offered Units or fails to deliver a notice within the applicable period, each ROFO Holder that has elected to purchase its full Proportionate Share shall be entitled, by delivering written notice to the Offeror Holder and the Company within five days following the end of such 25-day period (such fifth day, the "***Offer Expiration Date***"), to purchase up to all of the remaining Offered Units. If there is an oversubscription, the oversubscribed amount shall be allocated among the ROFO Holders fully exercising their rights to purchase such remaining Offered Units pro rata based on the Percentage Interest owned by each fully electing ROFO Holder relative to the Percentage Interest held by all fully electing ROFO Holders. The delivery of a notice of election under this Section 7.4 shall constitute an irrevocable commitment to purchase such Offered Units. If the ROFO Holders shall have elected to purchase all but not less than all of the Offered Units, the Company shall thereafter set a reasonable place and time for the closing of the purchase and sale of the Offered Units, which shall be not less than 30 days nor more than 90 days after the First Offer Notice Date (subject to extension to the extent necessary to pursue any required regulatory approvals, including to allow for the expiration or termination of all waiting periods under the HSR Act) unless otherwise agreed by all of the parties to such transaction.

(c) The purchase price and terms and conditions for the purchase of the Offered Units pursuant to this Section 7.4 shall be the price and terms and conditions set forth in the applicable Proposed Disposition; *provided*, that the Offeror Holder shall at a minimum make customary representations and warranties concerning (i) such Offeror Holder's valid title to and ownership of the Offered Units, free of all liens, claims and encumbrances (excluding those arising under applicable securities laws), (ii) such Offeror Holder's authority, power and right to enter into and consummate the sale of the Offered Units, (iii) the absence of any violation, default or acceleration of any agreement to which such Offeror Holder is subject or by which its assets are bound as a result of the agreement to sell and the sale of the Offered Units, and (iv) the absence of, or compliance with, any governmental or third party consents, approvals, filings or notifications required to be obtained or made by such Offeror Holder in connection with the sale of the Offered Units. The Offeror Holder also agrees to execute and deliver such instruments and documents and take such actions, including obtaining all applicable approvals and consents and making all applicable notifications and filings, as the purchasing ROFO Holders may reasonably request in order more effectively to implement the purchase and sale of the Offered Units hereunder.

(d) Notwithstanding the foregoing, if the ROFO Holders shall not have elected to purchase all of such Offered Units on or prior to the Offer Expiration Date, such ROFO Holders shall not have the right to purchase any of the Offered Units and the Offered Units may be sold by the Offeror Holder at any time within 90 days after the Offer Expiration Date, subject to the provisions of Section 7.1 and Section 7.6 and to the applicable provisions of Section 7.2(b). Any such sale shall not be at less than the price or upon terms and conditions more favorable, individually or in the aggregate, to the purchaser than those specified in the Proposed Disposition. If any such Offered Units are not so transferred within such 90-day period, the Offeror Holder may not sell any of the Offered Units without again complying in full with the provisions of this Section 7.4.

(e) Notwithstanding anything contained herein to the contrary, prior to any Disposition of Units by an Offeror Holder pursuant to this Section 7.4 to a Person other than a ROFO Holder, the Offeror Holder shall, after complying with the provisions of this Section 7.4, comply with the provisions of Section 7.6 hereof.

7.5 Drag-Along Rights.

(a) At any time, Members holding at least a majority of the of Common Units and/or Series A Units (the "***Selling Members***") may propose a Drag-Along Transaction and require all other holders of Units (the "***Drag-Along Members***") to sell all but not less than all of their Units in accordance with this Section 7.5. The Selling Members shall exercise their rights pursuant to this Section 7.5 by delivering a written notice (the "Drag-

Along Notice") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution by all parties thereto of a definitive agreement with respect to the Drag-Along Transaction. The Drag-Along Notice shall make reference to the Selling Members' rights and obligations hereunder and shall describe in reasonable detail (i) the name of the Person to who the Units are proposed to be sold; (ii) the proposed date, time and location of the closing of the transaction; (iii) a description of the consideration to be paid; and (iv) the other material terms and conditions of the Drag-Along Transaction.

(b) In connection with any such Drag-Along Transaction, all Drag-Along Members shall consent to and raise no objections against the Drag-Along Transaction, and if the Drag-Along Transaction is structured as (i) a merger, conversion, Unit exchange or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, each holder of Units entitled to vote thereon shall vote in favor of the Drag-Along Transaction and shall waive any appraisal rights or similar rights in connection with such merger, conversion, Unit exchange, consolidation or asset sale, or (ii) a sale of all the Units, each holder of Units shall agree to sell all of his or its Units that are the subject of the Drag-Along Transaction, on the terms and conditions of such Drag-Along Transaction. The holders of Units shall promptly take all necessary and desirable actions in connection with the consummation of the Drag-Along Transaction, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide customary representations, warranties, indemnities, and escrow/holdback arrangements relating to such Drag-Along Transaction (subject to Sections 7.5(c)(iv) and 7.5(c)(v) below), in each case to the extent that each other holder of Units is similarly obligated, and (B) effectuate the allocation and distribution of the aggregate consideration upon the Drag-Along Transaction as set forth in Section 7.5(c) below. The holders of Units shall be permitted to sell their Units pursuant to any Drag-Along Transaction without complying with any other provisions of this Article 7.

(c) The obligations of the drag-Along Members pursuant to this Section 7.5 are subject to the following terms and conditions:

(i) Upon the consummation of the Drag-Along Transaction, each Drag-Along Member shall receive the same proportion of the aggregate consideration from such Drag-Along Transaction that such holder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in Section 12.2 as in effect immediately prior to such Drag-Along Transaction, and if a holder of Units receives consideration from such Drag-Along Transaction in a manner other than as contemplated by such rights and preferences or in excess of the amount to which such holder is entitled in accordance with such rights and preferences, then such holder shall take such action as is necessary so that such consideration shall be immediately reallocated among and distributed to the holders of Units in accordance with such rights and preferences;

(ii) if any holder of a series of Units is given an option as to the form and amount of consideration to be received, all holders of Units shall be given the same option;

(iii) the Company shall bear the reasonable, documented costs incurred in connection with any Drag-Along Transaction (costs incurred by or on behalf of any holder of Units for its sole benefit will not be considered costs of the transaction hereunder) unless otherwise agreed by the Company and the acquiror, in which case no holder of Units shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Transaction (excluding modest expenditures for postage, copies, and the like) and no holder of Units shall be obligated to pay any portion (or, if paid, shall be entitled to be reimbursed by the Company for that portion paid) that is more than its pro rata share of reasonable expenses incurred in connection with a consummated Drag-Along Transaction;

(iv) no holder of Units shall be required to provide any representations, warranties or indemnities (other than pursuant to an escrow or holdback of consideration proportionate to the amount receivable under this Section 7.5) in connection with the Drag-Along Transaction, other than customary (including with respect to qualifications) several representations, warranties and indemnities concerning (A) such holder's valid title to and ownership of Units, free of all liens, claims and encumbrances (excluding those arising under applicable securities laws), (B) such holder's authority, power and right to enter into and consummate such Drag-Along Transaction, (C) the absence of any violation, default or acceleration of any agreement to which such holder is subject or by which its assets are bound as a result of the Drag-Along Transaction, and (D) the absence of, or compliance with, any governmental or third party consents, approvals, filings or notifications required to be obtained or made by such holder in connection with the Drag-Along Transaction (and then only to the extent that each other holder of Units provides similar representations, warranties and indemnities with respect to the Units held by such holder of Units);

(v) no holder of Units shall be obligated in respect of any indemnity obligations in such Drag-Along Transaction for an aggregate amount in excess of the total consideration payable to such holder of Units in such Drag-Along Transaction; and

(vi) if some or all of the consideration received in connection with the Drag-Along Transaction is other than cash, then such consideration shall be deemed to have a dollar value equal to the fair market value of such consideration as determined by the Board in its reasonable judgment.

(d) Notwithstanding anything to the contrary in this Section 7.5, if the consideration proposed to be paid to the holders of Units in a Drag-Along Transaction includes securities with respect to which no registration statement covering the issuance of such securities has been declared effective under the Securities Act, then each of the holders of Units that is not then an Accredited Investor (without regard to Rule 501(a)(4)) may be required (notwithstanding Section 7.5(c)(ii)), at the request and election of the holders that are pursuing a Drag-Along Transaction, to (i) at the cost of the Company, appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to such requesting holders or (ii) accept cash in lieu of any securities such non-Accredited Investor would otherwise receive in an amount equal to the fair market value of such securities as determined in the manner set forth in Section 7.5(c)(vi).

(e) Holders of an amount of outstanding Common Units and/or Series A Units sufficient to propose a Drag-Along Transaction shall have the right in connection with any such transaction (or in connection with the investigation or consideration of any such potential transaction) to require the Company to cooperate fully with potential acquirors in such prospective Drag-Along Transaction by taking all customary and other actions reasonably requested by such holders or such potential acquirors, including making the Company's properties, books and records, and other assets reasonably available for inspection by such potential acquirors, establishing an electronic data room including materials customarily made available to potential acquirors in connection with such processes and making its employees reasonably available for presentations, interviews and other diligence activities, in each case subject to reasonable and customary confidentiality provisions. In addition, the holders of Common Units and/or Series A Units entitled to propose a Drag-Along Transaction shall be entitled to take all steps reasonably necessary to carry out an auction of the Company, including selecting an investment bank, providing confidential information (pursuant to confidentiality agreements), selecting the winning bidder and negotiating the requisite documentation. The Company shall provide assistance with respect to these actions as reasonably requested.

7.6 Tag-Along Rights.

(a) If, at any time and in its sole discretion, holders of at least a majority of the Common Units ("***Tag-Along Transferors***") elect to Dispose to one or more Third Parties (collectively, a "***Tag-Along Transferee***"), in a bona fide arm's-length transaction or series of related transactions (including by way of a purchase agreement, tender offer, merger or other business combination transaction or otherwise) a majority of the Tag Along Transferors' Common Units held by the Tag Along Transferors on the date thereof and the Company does not exercise its rights under Section 7.4 above (a "***Tag Sale***"), each of the Series A Members shall be entitled to sell or transfer in the contemplated Tag Sale a number of Series A Units to be purchased in such Tag Sale equal to the product of (A) the quotient determined by dividing the number of Series A Units owned by such Member, on a converted basis, by the (A) total number of Common Units owned by each Tag Along Transferor electing to sell its Common Units in such Tag Sale, and (B) the total number of Series A Units to be sold in the Tag Sale.

(b) The delivery of the notice of election by each such holder under this section shall constitute an irrevocable commitment to sell the indicated Units. The Tag Along Transferor shall use reasonable efforts to arrange for the sale to the Tag-Along Transferee of all Units requested by such Members to be sold in the Tag Sale. If the Tag-Along Transferee agrees to purchase all of the Units requested by the Tag Along Transferor and the other Members to be part of the Tag-Along Sale, such sale shall be made pursuant to the terms and conditions of the Proposed Disposition as if the Third Party offer from the Tag-Along Transferee was made to, and accepted by, the other Members providing notice of election, unless the Tag Along Transferor and the electing Members each agree otherwise. If the Tag-Along Transferee agrees to purchase only a portion of the Units subject to the Tag-Along Sale and the Tag Along Transferor is willing to sell less than all of its Units initially to be transferred pursuant to the Proposed Disposition, the Units to be sold shall be allocated prorata between the Tag Along Transferor and the other Members who have provided notice to participate in the Tag-Along Sale in accordance with their Percentage Interests in the Company as compared to all shares the Transferee has agreed to purchase, and otherwise as if the offer from the Tag-Along Transferee was made to, and accepted by, the Members providing notice of to participate in the Tag-Along Sale pursuant to the Proposed Disposition, unless such Members and the Offeror Holder each agree otherwise. If neither (i) the Transferee is willing to purchase all of the Units subject to the Tag-Along Sale, nor (ii) the Tag Along Transferor be willing to sell a pro rata portion of its Units in the manner provided above, then no Member shall be permitted to sell his Units to such Transferee without first repeating the applicable procedures set forth in this Agreement.

(c) The Tag Along Transferor and the other Members shall sell to the Tag-Along Transferee all of the Units proposed to be transferred by them in accordance with this Section 7.6 at not less than the price and upon the terms and conditions, if any, not more favorable, individually and in the aggregate, to the Tag-Along Transferee than those in the Proposed Disposition, at the time (subject to extension to the extent necessary to pursue any required regulatory approvals, including to allow for the expiration or termination of all waiting periods under the HSR Act) and place provided for the closing as the Tag Along Transferor, the other Members and the Tag-Along Transferee shall agree.

7.7 Preemptive Rights.

(a) Prior to the Company issuing (other than through (i) issuances of (i) Common Units pursuant to the conversion rights of the Series A Units, (ii) Series B Units, (iii) options to purchase Units pursuant to incentive equity plans approved by the Board, (iv) Units issued to any Person that is not a Member or an Affiliate thereof as consideration in any acquisition or other strategic transaction approved in accordance with this Agreement, (v) Units issued in connection with any split, distribution or recapitalization of the Company, and (v) any Capital Stock issued by the Company pursuant to a registration statement filed under the Securities Act and approved by the Board), any Units, warrants or options or other rights to acquire Units (collectively, the "***New Units***") to a proposed purchaser (the "***Proposed Purchaser***"), each Eligible Purchaser shall have the right to purchase the number of New Units as provided in this Section 7.7.

(b) The Company shall give each Eligible Purchaser at least 15 days' prior notice (the "***First Notice***") of any proposed issuance of New Units, which notice shall set forth in reasonable detail the proposed terms and conditions thereof and shall offer to each Eligible Purchaser the opportunity to purchase its Pro Rata Share (which Pro Rata Share shall be calculated as of the date of such notice) of the New Units at the same price, on the same terms and conditions and at the same time as the New Units are proposed to be issued by the Company. If any Eligible Purchaser wishes to exercise its preemptive rights, it must do so by delivering an irrevocable written notice to the Company within 15 days after delivery by the Company of the First Notice (the "***Election Period***"), which notice shall state the dollar amount of New Units such Eligible Purchaser (each a "***Requesting Purchaser***") would like to purchase up to a maximum amount equal to such Eligible Purchaser's Pro Rata Share of the total offering amount plus the additional dollar amount of New Units such Requesting Purchaser would like to purchase in excess of its Pro Rata Share (the "***Over-Allotment Amount***"), if any, if other Eligible Purchasers do not elect to purchase their full Pro Rata Share of the New Units. The rights of each Requesting Purchaser to purchase a dollar amount of New Units in excess of each such Requesting Purchaser's Pro Rata Share of the New Units shall be based on the relative Pro Rata Share of the New Units of those Requesting Purchasers desiring Over-Allotment Amounts and not based on the Requesting Purchasers' relative Over-Allotment Amounts.

(c) If not all of the New Units are subscribed for by the Eligible Purchasers, the Company shall have the right, but shall not be required, to issue and sell the unsubscribed portion of the New Units to the Proposed Purchaser at any time during the 90 days following the termination of the Election Period pursuant to the terms and conditions set forth in the First Notice. The Board may, in its reasonable discretion, impose such other reasonable and customary terms and procedures such as setting a closing date, rounding the number of Units covered by this Section 7.7 to the nearest whole Unit and requiring customary closing deliveries in connection with any preemptive rights offering. In the event any Eligible Purchaser refuses to purchase offered Units for which it subscribed pursuant to the exercise of preemptive rights granted thereto under this Section 7.7, in addition to any other rights the Company may be permitted to enforce at law or in equity, such Eligible Purchaser and any Permitted Transferee of such Eligible Purchaser shall not be considered an Eligible Purchaser for any future rights granted under this Section 7.7 unless the Board expressly designates such Person as an Eligible Purchaser (which the Board, in its sole discretion, may do on an offer-by-offer basis or not at all).

7.8 Specific Performance. Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article 7, that every such restriction and obligation is material, and that in the event of any such failure, the Company or the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article 7 and to prevent any Disposition of Units in contravention of any terms of this Article 7, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement; and (iii) availability of relief in damages.

7.9 Termination Following Qualified Public Offering. Notwithstanding anything to the contrary in this Article 7, the provisions of this Article 7 (other than Section 7.2(a) and Section 7.10) shall terminate and be of no further force or effect upon the consummation of a Qualified

Public Offering. If the Board of Managers determines that there shall be a Qualified Public Offering, each holder of Units agrees that it will, and will cause its Affiliates to, enter into a customary lock-up period agreement, if the underwriter in any such Qualified Public Offering requests that Members hold their Units for a period of time in connection with the Qualified Public Offering.

7.10 Conversion Rights. Notwithstanding anything contained to the contrary in this Agreement, each holder of Series A Units shall have the right to convert its Series A Units into Common Units upon the following terms:

(a) Right to Convert. Subject to the provisions of this Section 7.10, at any time and from time to time on or after the Date of Issuance, any holder of Series A Units shall have the right, upon approval of the Series A Members holding at least a majority of the Series A Class Sharing Percentages, to convert all or any portion of its outstanding Series A Units (including any fraction of a Unit) held by such holder into an equal number (1:1) of Common Units (including any fraction of a Unit).

(b) Automatic Conversion. Subject to the provisions of this Section 7.10, in connection with, and on the closing of, a Qualified Public Offering by the Company, and, upon the receipt of the full amounts of Preferential Return by Series A holders, all of the outstanding Series A Units (including any fraction of a Unit) held by Series A Members shall automatically convert into an equal (1:1) number of Common Units (including any fraction of a Unit) ("***Conversion Units***").

(c) Procedures for Optional Conversion. In order to effectuate a conversion of Series A Units pursuant to Section 7.10(a), a holder shall (a) submit a written election to the Company that such holder elects to convert Units, the number of Units elected to be converted and (b) surrender, along with such written election, to the Company the certificate or certificates representing the Units being converted, if the Units have been certificated, duly assigned or endorsed for transfer to the Company, and if the Units are uncertificated, a duly executed assignment relating thereto. The conversion of such Units hereunder shall be deemed effective as of the date of surrender of such Series A Units certificate or certificates or delivery of such assignment. Upon the receipt by the Company of a written election, the Company shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder (a) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of Common Units (including any fractional Unit) to which such holder shall be entitled upon conversion of the applicable Units as calculated pursuant to Section 7.10(a) and, if applicable, a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of Series A Units (including any fractional Unit) represented by the certificate or certificates delivered to the Company for conversion but otherwise not elected to be converted pursuant to the written election. All Units issued hereunder by the Company shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(e) Procedures for Automatic Conversion. As of the closing of a Qualified Public Offering and after Series A holders receive the full amount of Preferential Return all outstanding Series A Units shall be converted to the number of Common Units calculated pursuant to Section 7.10(b) without any further action by the relevant holder of such Units or the Company. As promptly as practicable following such Qualified Public Offering (but in any event within five (5) days thereafter), the Company shall send each holder of Series A Units written notice of such event. Upon receipt of such notice, each holder shall surrender to the Company the certificate or certificates representing the Units being converted, if the Units have been certificated, duly assigned or endorsed for transfer to the Company, and if the Units are uncertificated, a duly executed assignment relating thereto. Upon the surrender of such certificate(s) and accompanying materials, the Company shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of Common Units (including any fractional Unit) to which such holder shall be entitled upon conversion of the applicable Units. All Common Units issued hereunder by the Company shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(f) Effect of Conversion. All Series A Units converted as provided in this Section 7.10 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Units shall immediately cease and terminate as of such time, other than the right of the holder to receive Common Units.

(g) Reservation of Units. The Company shall at all times when any Series A Units is outstanding reserve and keep available out of its authorized but unissued Units, solely for the purpose of issuance upon the conversion of the Series A Units, such number of Common Units issuable upon the conversion of all outstanding Series A Units pursuant to this Section 7, taking into account any adjustment to such number of Units so issuable in accordance with Section 7.10(h) hereof.

(h) No Charge or Payment. The issuance of certificates for Common Units upon conversion of Series A Units pursuant to this Section 7.10 shall be made without payment of additional consideration by, or other charge, cost, or tax to, the holder in respect thereof.

(i) Adjustment to Conversion Price and Conversion Units upon Distribution, Subdivision, or Combination of Common Units. In order to prevent dilution of the conversion rights granted under this Section 7.10, the Conversion Price and the number of Conversion Units issuable on the conversion of the Series A Units shall be subject to adjustment from time to time so that no future act of the Company shall have the effect of diluting the number of Common Units each holder of Series A Units would otherwise be entitled to receive as of the Date of Issuance. Without limiting the generality of the foregoing, if the Company shall, at any time or from time to time after the Date of Issuance, (i) pay a distribution or make any other distribution upon the Common Units or any other capital stock of the Company payable in Common Units or options therefor, or (ii) subdivide (by any stock split, recapitalization, or otherwise) its outstanding Common Units into a greater number of Units, the Conversion Price in effect immediately prior to any such distribution, distribution, or subdivision shall be proportionately reduced and the number of Conversion Units issuable upon conversion of the Series A Units shall be proportionately increased. If the Company at any time combines (by combination, reverse stock split, or otherwise) its outstanding Common Units into a smaller number of Units, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Conversion Units issuable upon conversion of the Series A Units shall be proportionately decreased. Any adjustment under this Section 7.10(h) shall become effective at the close of business on the date the distribution, subdivision, or combination becomes effective.

ARTICLE 8
MANAGEMENT

8.1 Management Under Direction of the Board. The business and affairs of the Company shall be managed and controlled by a board of managers comprised of 2 members (the "***Board***," and each member of the Board, a "***Manager***"), and the Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein. Notwithstanding the foregoing, no Manager in his or her individual capacity shall have the authority to manage the Company or approve matters relating to, or otherwise to bind the Company, such powers being reserved to all of the Managers acting pursuant to Section 8.2(e) through the Board and to such agents of the Company as designated by the Board.

8.2 Board of Managers.

(a) Composition; Managers. Immediately following the Effective Date, the Managers shall be as set forth on Schedule IV. Such Managers shall be designated as follows:

(i) For the Company to have a valid status, at least two Managers are required at any given time. If for whatever reason there are less than two Managers at the Company, a second Manager will be added within 60 days of the occurrence.

(ii) So long as at least one unit of the Series A Units remain outstanding, the holders of Series A Units acting by consent of a majority of the outstanding Series A Units shall be entitled to designate one (1) Manager to the Board of Managers (the "***Series A Manager***"), and the initial Series A Manager shall be Alex Guiva ("Guiva");

(iii) So long as Sean Peace ("***Peace***") continues to own a majority of the Common Units, Peace shall have the right to appoint one designee (a "***Common Unit Manager***"), and the initial Common Unit Manager shall be Peace.

(iv) If Series A Manager and Common Unit Manager both agree, they can nominate a third Manager to be added to Board of Managers; and,

(v) If there are Observers, they shall have the right to be present at the meetings of the Board of Managers in person, telephonically or through videoconferencing.

Each Manager shall serve in such capacity until his successor has been elected and qualified or until such person's death, resignation or removal. The members of the Board shall be "managers" within the meaning of the Act.

(b) Removal. Any Common Manager or Series A Manager may be removed with or without cause only by vote or consent of the Members entitled to designate such Manager. Any other Manager may be removed with or without cause only by Requisite Approval.

(c) Resignations. A Manager may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

(d) Vacancies. In the event that a vacancy is created on the Board by the death, disability, retirement, resignation or removal of any Common Manager or Series A Manager, such vacancy shall be filled only by consent of the Member or Members entitled to designate such Manager. In the event that a vacancy is created on the Board by the death, disability, retirement, resignation or removal of any other Manager, such vacancy shall be filled only by Requisite Approval. A Member or group of Members entitled to designate a Manager may do so at any time by written notice to the Company.

(e) Quorum; Required Vote for Board Action. Each Manager shall have one vote. Unless otherwise required by this Agreement, both Managers must be present for the transaction of business at a meeting of the Board, and actions by the Board shall require the vote or consent of both Managers.

(f) Place of Meetings; Order of Business. The Board may hold its meetings and may have an office and keep the books of the Company, except as otherwise provided by Law, in such place or places, within or without the State of Delaware, as the Board may from time to time determine by resolution. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by the by resolution of the Board.

(g) Regular Meetings. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board. Notice of such regular meetings shall not be required.

(h) Special Meetings. Special meetings of the Board may be called by any Common Manager on at least 24 hours personal, written or electronic notice to each Manager, which notice must include appropriate dial-in information to permit each Manager to participate in such meeting by means of telephone conference. Such notice need not state the purpose or purposes of such meeting, except as may otherwise be required by Law.

(i) Compensation. Unless approved by Requisite Approval, none of the Managers shall receive any compensation for serving on the Board. All of the Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses in attending meetings of the Board.

(j) Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a unanimous consent in writing, setting forth the action so taken, shall be signed by all Managers. Such writing or writings shall be filed with the minutes of proceedings of the Board.

(k) Telephonic Conference Meeting. Subject to the requirement for notice of meetings, members of the Board may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(l) Waiver of Notice Through Attendance. Attendance of a Manager at any meeting of the Board (including by telephone) shall constitute a waiver of notice of such meeting, except where such Manager attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened and notifies the other Managers at such meeting of such purpose.

(m) Reliance on Books, Reports and Records. Each Manager shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Company by any of its Officers or by an independent certified public accountant or by an appraiser selected with reasonable care by the Board, or in relying in good faith upon other records of the Company.

(n) Committees. The Board may appoint or create any committees of the Board as it deems appropriate.

***8.3 Officers*.**

(a) Generally. The Company may have such officers (the "***Officers***") as the Board in its discretion may appoint. The Board may remove any Officer with or without cause at any time; *provided*, *however*, that such removal shall be without prejudice to the contractual rights, if any, of the Officer so removed. Election or appointment of an Officer shall not of itself create contractual rights. Any such Officers may, subject to the general direction of the Board, have responsibility for the management of the normal and customary day-to-day operations of the Company, and act as "agents" of the Company in carrying out such activities. The Officers shall be compensated, and the terms and conditions of their employment with the Company or a Subsidiary (as applicable) shall be, as provided in their respective employment agreements, if any. Any Officer may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

(b) General Authority of Officers. Except as expressly provided otherwise in this Agreement, the Officers shall have delegated authority from the Board for conducting the day-to-day business of the Company, including the authority to:

(i) manage the daily affairs, business operations and properties of the Company (including the opening, maintaining and closing of bank accounts and drawing checks or other orders for the payment of monies in the ordinary course of business) and, in connection therewith, bind the Company and otherwise act as its agent;

(ii) expend Company funds in connection with operating the business of the Company;

(iii) collect all amounts due to the Company and contest and exercise the Company's right to collect such amounts;

(iv) to the extent that funds of the Company are available therefore, pay as they become due, all obligations of the Company;

(v) employ and dismiss from employment any and all employees (other than another Officer) and appoint and remove agents, consultants and independent contractors, in each case in the ordinary course of business;

(vi) acquire, hold, manage, own, sell, transfer, convey, assign, exchange or otherwise dispose of assets of the Company; and

(vii) enter into, execute, make, amend, supplement, acknowledge, deliver and perform in the name and on behalf of the Company all contracts, agreements, licenses and other instruments, undertakings and understandings in the ordinary course of the business and affairs of the Company (or that the Board and, if applicable, the Members determine are necessary, appropriate or incidental to the carrying out of such business and affairs).

8.4 Members. Except for the right to consent to or approve certain matters as expressly provided in Section 8.5, the Members in their capacity as Members shall not have any other power or authority to manage the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent permitted by Law and notwithstanding any provision of this Agreement or any Transaction Document, no Member in its capacity as a Member shall have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement or any Transaction Document. The foregoing sentence will not be deemed to alter the contractual obligations of a Member to another Member or the Company pursuant to the Transaction Documents. Except as otherwise expressly provided in this Agreement, Members shall have no voting rights or rights of approval, veto or consent or similar rights over any actions of the Company. Any matter requiring the consent or approval of any of the Members pursuant to this Agreement shall be taken without a meeting, without prior notice and without a vote, by a consent in writing, setting forth such consent or approval, and signed by the holders of not less than the number of outstanding Units necessary to consent to or approve such action. Prompt notice of such consent or approval shall be given by the Company to those Members who have not joined in such consent or approval.

8.5 Decisions Requiring Board or Member Approval.

(a) Notwithstanding anything in this Agreement to the contrary, the following actions by the Company or any of its Subsidiaries shall require approval by the Board in accordance with Section 8.2(e):

(i) the adoption of an Annual Budget or any modification to an Annual Budget;

(ii) any transaction or agreement involving hedging or forward sales arrangements;

(iii) any commencement or settlement of any litigation, investigation or proceeding;

(iv) the entry into any agreement, contract or commitment or series of related agreements, contracts or commitments, in each case involving expenditures which, when fully funded are expected to be, in excess of $100,000 individually or $250,000 in the aggregate in any fiscal year;

(v) entry into any union contract or collective bargaining agreement;

(vi) the election or removal of Officers; changes in compensation for any Officer or entering into or amending any employment or severance agreement with any Officer; or the adoption of any employee benefit or welfare plans, provided, however, only the Series A Manager shall approve the compensation agreement of

Peace, which shall be done each year and for 2021 within 30 days of the Date of Issuance; and

(vii) entering into any agreement or otherwise committing to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, the following actions by the Company, in addition to the actions described in Section 3.8(b) above, shall require the approval of the Board in accordance with Section 8.2(e) as well as Requisite Approval:

(i) any distribution to the holders of Units or any redemption, acquisition or repurchase of any Units or other Membership Interests (including any securities convertible into or exercisable or exchangeable for a Unit or other Membership Interest);

(ii) entering into or amending a note, credit agreement, credit facility, letter of credit or other instrument of indebtedness in an aggregate amount in excess of $50,000 or more in any transaction or series of related transactions; otherwise incurring indebtedness or agreeing to furnish a guarantee or other credit support in an amount in excess of $50,000 in any transaction or series of related transactions; or the purchase, redemption, cancellation, prepayment or other complete or partial discharge in advance of a scheduled payment or mandatory redemption date of any such obligation in any transaction or series of related transactions;

(iii) the creation, authorization or issuance of any Units or other Membership Interests (including any securities convertible into or exercisable or exchangeable for a Unit or other Membership Interest);

(iv) the purchase or other acquisition of assets (including equity interests in any Person) in any transaction or series of related transactions for consideration (including assumed indebtedness) in excess of $100,000 (other than transactions included in an Annual Budget that has been approved in accordance with Section 8.5(b));

(v) the sale of all, substantially all or any material portion of the assets of the Company and its Subsidiaries (including equity interests in any Subsidiary) taken as a whole in any transaction or series of related transactions (other than transactions included in an Annual Budget that has been approved in accordance with Section 8.5(b));

(vi) any consolidation, merger or other business combination or any conversion to another type or form of business entity;

(vii) any Dissolution Event;

(viii) the registration of any securities under the Securities Act or any public offering of securities;

(ix) any change in the Company's independent public accountants;

(x) the adoption of any voluntary change in the tax classification for federal income tax purposes of the Company or any of its Subsidiaries;

(xi) any change in the principal line of business of the Company and its Subsidiaries taken as a whole or in the Company's purpose as set forth in Section 2.4;

(xii) the adoption of a plan or proposal for a complete or partial liquidation, reorganization or recapitalization or commencement of any case, proceeding or action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors, or applying for or consenting to the appointment of a receiver, trustee, custodian, conservator or similar official, or filing an answer admitting the material allegations of a petition filed against the Company or any of its Subsidiaries in any such proceeding, or making a general assignment for the benefit of creditors, or admitting in writing its inability or failing generally to pay its debts as they become due; and

(xiii) entering into any agreement or otherwise committing to do any of the foregoing.

8.6 Acknowledgement Regarding Outside Businesses and Opportunities.

(a) Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, each of the Company and the Members acknowledges and agrees that the Investors and their respective Affiliates (i) have made, prior to the date hereof, and are expected to make, on and after the date hereof, investments (by way of capital contributions, loans or otherwise), and (ii) may have engaged, prior to the date hereof, and may engage, on and after the date hereof, in other transactions with and with respect to, in each case, Persons engaged in businesses that directly or indirectly compete with the business of the Company and its Subsidiaries as conducted from time to time. Except as otherwise expressly set forth in Section 8.6(b), the Company and the Members agree that any involvement, engagement or participation of such Investors and their respective Affiliates (including any Investor Nominee) in such investments, transactions and businesses, even if competitive with the Company, shall not be deemed wrongful or improper or to violate any duty express or implied under applicable Law.

(b) The Company and each Member hereby renounce any interest or expectancy in any business opportunity, transaction or other matter in which any member of the Investor Group participates or desires or seeks to participate (each, a "***Business Opportunity***") other than a Business Opportunity that (i) is presented to an Investor Nominee solely in such individual's capacity as an Investor Nominee (whether at a meeting of the Board or otherwise) and with respect to which no member of the Investor Group has independently received notice or is otherwise pursuing or aware of such Business Opportunity or (ii) is identified to the Investor Nominee solely through the disclosure of information by or on behalf of the Company to the Investor Nominee and with respect to which no member of the Investor Group has independently received notice or is otherwise pursuing or aware of such Business Opportunity (each Business Opportunity other than those referred to in clauses (i) or (ii) are referred to as a "***Renounced Business Opportunity***"). No member of the Investor Group, including any Investor Nominee, shall have any obligation to communicate or offer any Renounced Business Opportunity to the Company, and any member of the Investor Group may pursue for itself or direct, sell, assign or transfer to a Person other than the Company any Renounced Business Opportunity.

(c) Each of the Company and the Members hereby agrees that any claims against, actions, rights to sue, other remedies or other recourse to or against the Investors, any Covered Person or any of their respective Affiliates for or in connection with any such investment activity or other transaction activity or other matters described in Section 8.6(a) or (b), or activities related to any of the foregoing, whether arising in common law or equity or created by rule of law, statute, constitution, contract (including this Agreement or any other Transaction Document) or otherwise, are expressly released and waived by the Company and each Member, in each case to the fullest extent permitted by Law; provided, however, that this Section 8.6(c) shall not constitute a release or waiver by the Company of any violation of Section 10.5 by a Member.

(d) Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, but subject to the terms and provisions of Section 8.7 below, each of the Company and the Members acknowledges and agrees that the Investors and their respective Affiliates have obtained, prior to the date hereof, and are expected to obtain, on and after the date hereof, confidential information from other companies in connection with the activities and transactions described in Section 8.6(a) or otherwise. Each of the Company and the Members hereby agrees that (i) none of the Investors or any of their respective Affiliates (including the Investor Nominees) has any obligation to use in connection with the business, operations, management or other activities of the Company or to furnish to the Company or any Member any such confidential information, and (ii) that any claims against, actions, rights to sue, other remedies or other recourse to or against the Investors, any Covered Person or any of their respective Affiliates for or in connection with any such failure to use or to furnish such confidential information, whether arising in common law or equity or created by rule of law, statute, constitution, contract (including this Agreement or any other Transaction Document) or otherwise, are expressly released and waived by the Company and each Member, to the fullest extent permitted by Law.

(e) Nothing contained in this Agreement shall constitute a waiver as to any Manager or Officer of fiduciary or other duties that an officer of a Delaware limited liability company would normally have to the extent such Management Class A Member is acting in its capacity as an Officer or employee of the Company or one of its Subsidiaries.

8.7 Covenants of the Management Principal. Management Principal shall enter into an employment agreement with the Company. During the Noncompetition Period, in the event the Management Principal, in his individual capacity, shall be presented with, or made aware of, any New Business Opportunity, such Management Principal shall immediately notify and present the terms and conditions of such New Business Opportunity to the Company and the Board of Managers; whether or not the Company or a Subsidiary of the Company elects to take advantage of such New Business Opportunity, Management Principal shall not present such New Business Opportunity to any Person other than the Company and the Board of Managers.

(a) Subject to the terms of his Employment Agreement, during the Noncompetition Period, Management Principal shall be engaged exclusively in providing services on behalf of the Company and shall ensure that, except to the extent that such Management Principal is performing services on behalf of the Company, Management Principal shall not (A) invest or otherwise take advantage of, directly or indirectly, any New Business Opportunity in the Area of Interest, (B) engage, directly or indirectly, in any other activity or take any other employment in either case relating to, or competing with, the Business or any other business conducted by the Company or any of its Subsidiaries in the Area of Interest, or perform services for third parties that are competitive with the Business or any other business conducted by the Company or any of its Subsidiaries ("***Competitive Services***"), (C) directly or indirectly induce or solicit employees, salesmen, agents, consultants, distributors, representatives or advisors of the Company to terminate or reduce their relations with the Company or its Subsidiaries, (D) directly or indirectly induce or solicit those customers or suppliers of the Company to which the Management Principal provided products or services or with whom the Management Principal communicated on behalf of the Company, or about whom the Management Principal had access to Confidential Business Information or Trade Secrets during the twelve (12) month period prior to such termination to terminate or reduce their business relations with the Company, or (E) directly or indirectly, own, operate, advise, manage, carry on, establish, acquire control of, invest in or have an interest (in the capacity of a shareholder, partner, principal, consultant, or any other relationship or capacity) in or otherwise be engaged or affiliated with, any business that engages or participates in the Business in the area of Interest or that performs Competitive Services. Management Principal shall be deemed to be engaged in the Business or performing Competitive Services if he shall engage in such business or perform such services directly or indirectly, whether for his own account or for that of another Person, except as an officer, employee or consultant of the Company or any Subsidiary or other Affiliate of the Company. In addition, Management Principal shall not, directly or indirectly, rent, lease, sell, license, contribute or otherwise transfer or make available (each, a "***Disclosure***"): (1) trademarks, service marks, trade dress, logos, trade names and corporate names which are owned by the Company or to which the Company has rights or (2) books, records, invoices, documents, ledgers, financial data, files, customer data, reports, product and design manuals, plans, drawings, tax returns, technical manuals, management information systems (including related computer software), trade secrets or other confidential information of the Company, in each case to any third party without the written consent of the Board of Managers and unless, prior to such Disclosure, the transferee enters into a confidentiality agreement in form and substance satisfactory to the Company, and an agreement not to compete with the Company or an Affiliate of the Company on terms substantially similar to those set forth in this Section 8.7.

(b) For the purposes of this Agreement, the term "***Noncompetition Period***" shall mean, with respect to Management Principal, the period beginning at the Effective Date of such Management Principal's Employment Agreement and ending upon: i) the second anniversary of the date on which such Person is no longer employed by, or a consultant to, the Company or any of its Affiliates if such Person or his/her affiliates has not been an equity holder of the Company during this two year period after departing the Company, or ii) the second anniversary of such Person's sale of his/her complete ownership stake in the Company to an unaffiliated buyer, the Company or the Company's equity holders. The term "***Confidential Business Information***" shall mean any and all confidential and proprietary information of the Company and its business, including, without limitation, product designs, specifications, service designs, development processes, business plans, prospects and projections, marketing plans, business records, financial data, customer information and customer lists, dealer lists, seismic and other geoscience data, pricing, financial information, sales information, purchasing and cost information, pricing information, supplier lists, computer programs, systems, formats, designs, specifications, processes, discoveries, any employee of the Company's work product or other information of similar character. The term "***Trade Secret***" shall mean any formula, pattern, device or compilation of information which is used in the Company's business and presents an opportunity to obtain an advantage over competitors who do not know or use it, including, without limitation, any and all formulas, intellectual property (including, without limitation, inventions, original works of authorship and discoveries, whether or not patentable or registrable under copyright or similar laws), compilations, programs, devices, methods, techniques, processes or other such similar information. For purposes of this Agreement, Confidential Business Information and Trade Secrets shall not include, and the obligations within this Section 8.7 shall not extend to: (i) information which is generally known and available to the public through no violation by Management Principal of any of his obligations in this Agreement; (ii) information obtained by a Management Principal from third persons (other than employees, customers or suppliers of the Company), not under agreement to maintain the confidentiality of the same; and (iii) information which is required to be disclosed by law or legal process.

(c) Management Principal agrees and acknowledges that there are legitimate protectable business interests at stake (such as protection of the goodwill, customers, employees and Trade Secrets and other Confidential Business Information of the Company) and that the covenants contained in this Section 8.7 are necessary to protect the Company's legitimate business interests, and that breach of the covenants contained in this Section 8.7 would cause irreparable harm and injury to the Company, which cannot adequately be remedied through damages at law. Accordingly, Management Principal agrees that the Company's remedies may include specific performance, a temporary restraining order, preliminary and permanent injunctive relief, or other equitable relief against any threatened or actual breach by the Management Principal of Section 8.7 hereof. Nothing contained in this Section 8.7 shall prohibit the Company from seeking and obtaining any other remedy, including monetary damages, to which it may be entitled.

Management Principal hereby acknowledges the reasonableness of the agreements set forth in this Section 8.7, including the reasonableness of the geographic area, duration of time and scope of activity restrained as set forth in Section 8.7. Management Principal further acknowledges that his skills are such that he can be gainfully employed in noncompetitive employment and that the agreement not to compete will in no way prevent him from earning a living. Management Principal understands that the foregoing restrictions may limit his ability to engage in certain businesses anywhere in the Area of Interest during the Noncompetition Period, but acknowledges that he is receiving sufficient consideration and other benefits to justify such restriction. Each of the restrictions contained in Section 8.7 of this Agreement are considered by Management Principal to be reasonable and necessary in order to protect and maintain the Confidential Business Information, Trade Secrets, property, relationships and other legitimate business interests of the Company or its Subsidiaries. In the event any provision of Section 8.7 is found by a court of competent jurisdiction or arbitrator to be unreasonable or unnecessary to protect these interests, or invalid for any other reason, the court or arbitrator before whom the matter is pending shall reform the restriction to the broadest extent possible to render the provision enforceable. It is the desire and intent of the parties hereto that the provisions of this Section 8.7 be enforced to the fullest extent permitted under applicable laws, whether now or hereafter in effect and therefore, to the extent permitted by applicable laws, the Management Principal hereby waives any provision of applicable laws that would render any provision of this Section 8.7 invalid or unenforceable. If any provision of this Section 8.7, or the application to any person or set of circumstances, shall be determined to be invalid, unlawful or unenforceable to any extent at any time, the remainder of this Section 8.7, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful or unenforceable, shall be affected and shall continue to be enforceable to the fullest extent permitted by law. Any invalid, unlawful or unenforceable provision herein shall be reformed to the extent necessary to render it valid, lawful and enforceable in a manner consistent with the intentions of the parties hereto regarding such provision.

ARTICLE 9
LIMITATION OF LIABILITY AND INDEMNIFICATION

9.1 Limitation of Liability and Indemnification.

(a) Except as otherwise provided in any Transaction Document, no Manager (solely in such individual's capacity as a Manager) nor any of its Affiliates shall be liable to the Company or to any Member for losses sustained or liabilities incurred as a result of any act or omission taken or omitted by such Manager in his capacity as such; *provided*, that such Manager's conduct did not constitute fraud or knowing violation of Law.

(b) Subject to its obligations and duties as set forth in Section 8.1 and Section 8.2, the Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and neither the Board nor any individual Manager (acting solely in such individual's capacity as a Manager) shall be responsible or liable to the Company or any Member for any mistake, action, inaction, misconduct, negligence, fraud or bad faith on the part of any such agent appointed by the Board unless, with respect to an individual Manager only, such Manager had knowledge that such agent was acting unlawfully or engaging in fraud.

(c) Any Covered Person acting for, on behalf of or in relation to, the Company in respect of any transaction, any investment or any business decision or action, or otherwise shall be entitled to rely on the provisions of the Transaction Documents and on the advice of counsel, accountants and other professionals that is provided to the Company or such Covered Person, and such Covered Person shall not be liable to the Company or to any Member for such Covered Person's reliance on any Transaction Document or such advice, *provided*, that such Covered Person's conduct did not constitute fraud or knowing violation of Law. Except as otherwise required pursuant to any Transaction Document, notwithstanding any provisions of Law or in equity to the contrary, whenever a Covered Person is permitted or required to make a decision in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such Covered Person shall be entitled to consider only such interests (including its own interests) and factors as it desires, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company, the Members or any other Person to the fullest extent permitted by applicable Law. Each Member acknowledges and agrees that any Manager designated by an Investor, or its transferees or successors, pursuant to Section 8.2 shall serve in such capacity to represent the interests of the Members that designated such Manager and shall be entitled to consider only such interests (including the interests of the Members that designated such Manager) and factors specified by the Members that designated such Manager, and shall not owe duties, fiduciary or otherwise, at Law, in equity or under the Transaction Documents, to the Company, any other Member or to any creditor of the Company (even if the Company is insolvent or near insolvency). The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Manager or Member otherwise existing at Law or in equity, are agreed by the Members to replace, to the fullest extent permitted by applicable Law, such other duties and liabilities of such Manager or Member. This Section 9.1 does not create any duty or liability of a Covered Person that does not otherwise exist at Law or in equity. Notwithstanding anything to the contrary under this Agreement or pursuant to any duty (fiduciary or otherwise) or otherwise applicable provision of Law or equity, a Member or Manager may enter into voting agreements or arrangements with one or more other Members regarding, among other things, the voting by such Member or by Managers appointed by such Member. Without limiting the scope of any such voting agreement or arrangement permitted hereunder, a voting agreement or arrangement may provide that Members may act in concert and that Managers may act in concert.

(d) Each Covered Person (regardless of such person's capacity and regardless of whether another Covered Person is entitled to indemnification) shall be indemnified and held harmless by the Company (but only to the extent of the Company's assets), to the fullest extent permitted under applicable Law, from and against any and all loss, liability and expense (including taxes; penalties; judgments; fines; amounts paid or to be paid in settlement; costs of investigation and preparations; and fees, expenses and disbursements of attorneys, whether or not the dispute or proceeding involves the Company or any Manager or Member) reasonably incurred or suffered by any such Covered Person in connection with the activities of the Company or its Subsidiaries, *provided*, that such Covered Person's conduct did not constitute fraud or knowing violation of Law. Notwithstanding anything to the contrary in this Section 9.1(d), no Officer shall be entitled to indemnification hereunder if such Officer did not act in good faith and in a manner such Officer reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification provided by this Section 9.1 shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of Law or otherwise, both as to actions in such Covered Person's capacity as a Covered Person hereunder and as to actions in any other capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such Covered Person. A Covered Person shall not be denied indemnification in whole or in part under this Section 9.1 because such Covered Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(e) The Company shall advance to any Covered Person the expenses and other indemnification payments to which such Covered Person may be otherwise entitled; *provided*, *however*, that any such advance shall only be made if the Covered Person delivers a written affirmation by such Covered Person of its good faith belief that it is entitled to indemnification hereunder and agrees to repay all amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to be indemnified hereunder.

(f) Each Covered Person may rely, and shall incur no liability in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, paper, document, signature or writing reasonably believed by it to be genuine, and may rely on a certificate signed by an officer, agent or representative of any Person in order to ascertain any fact with respect to such person or within such Person's knowledge, in each case provided that such Covered Person's conduct did not constitute fraud or knowing violation of Law.

(g) NOTWITHSTANDING ANYTHING IN ANY TRANSACTION DOCUMENT TO THE CONTRARY, TO THE FULLEST EXTENT PERMITTED BY LAW, NEITHER THE COMPANY NOR ANY COVERED PERSON SHALL BE LIABLE TO THE COMPANY, TO ANY MEMBER OR TO ANY OTHER PERSON MAKING CLAIMS ON BEHALF OF THE FOREGOING FOR CONSEQUENTIAL, EXEMPLARY, PUNITIVE, INCIDENTAL, INDIRECT OR SPECIAL DAMAGES, INCLUDING DAMAGES FOR LOSS OF PROFITS, LOSS OF USE OR REVENUE OR LOSSES BY REASON OF COST OF CAPITAL, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES, THE GRANTING OR WITHHOLDING OF ANY APPROVAL REQUIRED HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHETHER BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, VIOLATION OF ANY APPLICABLE DECEPTIVE TRADE PRACTICES ACT OR SIMILAR LAW OR ANY OTHER LEGAL OR EQUITABLE DUTY OR PRINCIPLE, AND THE COMPANY AND EACH COVERED PERSON RELEASE EACH OF THE OTHER SUCH PERSONS FROM LIABILITY FOR ANY SUCH DAMAGES.

(h) The obligations of the Company to the Covered Persons provided in the Transaction Documents or arising under Law are solely the obligations of the Company, and no personal liability whatsoever shall attach to, or be incurred by, any Member or other Covered Person for such obligations, to the fullest extent permitted by Law. The obligations of the Investors which are Members provided in the Transaction Documents or arising under Law are solely the obligations of such Member, and no personal liability whatsoever shall attach to, or be incurred by, any other Covered Person for such obligations, to the fullest extent permitted by Law. Where the foregoing provides that no personal liability shall attach to or be incurred by a Covered Person, any claims against or recourse to such Covered Person for or in connection with such liability, whether arising in common law or equity or created by rule of law, statute, constitution, contract or otherwise, are expressly released and waived under the Transaction Documents, to the fullest extent permitted by Law, as a condition of, and as part of the consideration for, the execution of the Transaction Documents and any related agreement, and the incurring by the Company or such Member of the obligations provided in such agreements.

(i) Nothing in this Section 9.1 shall be deemed to limit or waive any rights that any Person has for breach of contract under the terms of the Transaction Documents; provided, however, that each Member acknowledges that it is not relying upon any other Member or any of such other Member's Affiliates, or any of such other Member's or such other Member's Affiliates' respective stockholders, partners, members, directors, officers or employees, in making its investment or decision to invest in the Company or in monitoring such investment, and each Member hereby agrees that any claims against, actions, rights to sue, other remedies or other recourse to or against any other Member and such other Member's Affiliates and any of such other Member's or such other Member's Affiliates' respective stockholders, partners, members, directors, officers, managers, liquidators and employees (collectively, the "Released Persons") for or in connection with any breach by any Released Person of the terms of any Transaction Document (other than a breach by a Released Person of its obligations under Section 7.4, Section 7.5 or Section 7.6) are expressly released and waived by each Member, in each case to the fullest extent permitted by Law. For the avoidance of doubt, the Company shall not be deemed to have waived or released its rights against any Released Person for a breach of such Released Person's obligations to the Company pursuant to the Transaction Documents. For purposes of this Section 9.1(i), the Company and its Subsidiaries shall be deemed to not be an Affiliate of any Released Person.

(j) Any amendment, modification or repeal of this Section 9.1 or any provision hereof shall be prospective only and shall not in any way affect the limitations on liability of the Covered Persons, or terminate, reduce or impair the right of any past, present or future Covered Person, under and in accordance with the provisions of this Section 9.1 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

9.2 Insurance. The Company may maintain insurance (including directors' and officers' insurance), at its expense, to protect each Manager and Officer of the Company, and the Company may maintain such insurance to protect itself and any Covered Person or other Member of the Company, in each case against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under the Act.

ARTICLE 10
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

10.1 Financial Reports and Access to Information.

(a) Each holder of Common Units and Series A Units shall be entitled to receive the following information from the Company:

(i) Within 45 days after the end of each month, a monthly management report, including an unaudited balance sheet as of the end of such month and an unaudited related income statement and statement of cash flows for such month, together with a comparison of such statements to the Annual Budget for such periods;

(ii) Within 45 days after the end of each fiscal quarter, an unaudited balance sheet as of the end of such quarter and an unaudited related income statement, and statement of cash flows for such quarter including any footnotes thereto (if any) prepared in accordance with GAAP (with the exception of normal year end adjustments and absence of footnotes), consistently applied, together with a comparison of such statements to the Annual Budget for such periods; and

(iii) Within 120 days after the end of each fiscal year, to the extent it is prepared by the Company, an audited balance sheet as of the end of such fiscal year and the related income statement, statement of members' equity and statement of cash flows for such fiscal year prepared in accordance with GAAP, consistently applied and a signed audit letter from the Company's auditors who shall be an accounting firm approved by the Board, together with a comparison of such statements to the Annual Budget for such periods; and

(iv) Annual budget within 60 days of the end of every year (for fiscal year ending December 31, 2021, withing 15 days of the completion of the budget).

(b) The Board shall use its reasonable efforts to meet no less frequently than quarterly, and at such meetings the Company shall report to the Board on, among other things, its business activities, prospects, and financial position.

(c) The Company shall permit holders of Common Units and holders of Series A Units entitled to receive information pursuant to Section 10.1(a) or their respective representatives, at the sole risk of such Persons, to visit and inspect any of the properties of the Company and its Subsidiaries, including its books of account and other records (and make copies of and take extracts from such books and records), and to discuss all aspects of its business, affairs, finances and accounts with the Company's and its Subsidiaries' officers and its independent public accountants, all at such reasonable times during the Company's and such Subsidiaries' usual business hours and as often as any such person may reasonably request, and to consult with and advise management of the Company and its Subsidiaries, upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company and its Subsidiaries. Any information received by a Member pursuant to this Section 10.1(c) shall be subject to the provisions of Section 10.5.

(d) Notwithstanding anything to the contrary in this Section 10.1, the Company shall have no obligation to make available the properties, books of account and other records, officers or independent public accountants of the Company and its Subsidiaries as contemplated by Section 10.1(c) in each case to any holder of Series B Units who is no longer employed by the Company or any of its Subsidiaries to the extent doing so would reasonably be expected to result in the disclosure to such holder of sensitive business information, competitive information or other confidential information, the disclosure of which to such holder is determined by the Board in good faith to be inappropriate in such circumstances.

10.2 Annual Budget. The Officers of the Company shall present to the Board, at least 30 days before the beginning of each fiscal year of the Company ending after December 31, 2021, a reasonably detailed annual budget for the upcoming fiscal year. The budget for fiscal year ending December 31, 2021 will be completed within 90 days after closing of the Series A investment round. Such budget shall be subject to approval in accordance with Section 8.5. The budget for any fiscal year, as so approved, is referred to as the "***Annual Budget***."

10.3 Maintenance of Books. The Company shall keep or cause to be kept at its principal office complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business and minutes of the proceedings of the Board and any of the Members. The records shall include complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the Certificate and this Agreement and all amendments thereto; a current list of the names and last known business, residence or mailing addresses of all Members; and the Company's federal, state and local tax returns.

10.4 Accounts. The Company shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Board may determine. The Company may not commingle the Company's funds with the funds of any Member.

10.5 Information.

(a) No Member shall be entitled to obtain any information relating to the Company except as expressly provided in this Agreement or to the extent required by the Act; and to the extent a Member is so entitled to such information, such Member shall be subject to the provisions of Section 10.5(b).

(b) Each Member agrees that all Confidential Information shall be kept confidential by such Member and shall not be disclosed by such Member in any manner whatsoever; *provided*, *however*, that (i) any of such Confidential Information may be disclosed to such Member's Affiliates, to Persons who are (or who are prospective) beneficial owners of equity interests in such Member and to managers; directors; officers; employees; and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member and of such Member's Affiliates (collectively, for purposes of this Section 10.5(b), "***Representatives***"), each of which Representatives shall be bound by the provisions of this Section 10.5(b) or substantially similar terms; (ii) any disclosure of Confidential Information may be made to the extent to which the Company consents in writing; (iii) any disclosure may be made of the terms of a Member's investment in the Company pursuant to this Agreement and the performance of that investment to the extent in compliance with applicable Law (whether in the Member's fundraising materials or otherwise); (iv) Confidential Information may be disclosed by a Member or Representative to the extent reasonably necessary in connection with such Member's enforcement of its rights under this Agreement; and (v) Confidential Information may be disclosed by any Member or Representative to the extent that the Member or Representative has received advice from its counsel that it is legally compelled to do so, *provided*, that, prior to making such disclosure, the Member or Representative, as the case may be, uses reasonable efforts to preserve the confidentiality of the Confidential Information, including consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested disclosure, and *provided*, *further*, that the Member or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of its counsel, legally required.

(c) Notwithstanding anything to the contrary in this Agreement, no holder of Series B Units shall be entitled to obtain from the Company or any other Member any information with respect to another holder of Series B Units or the terms of such holder's Series B Units, including the number of Series B Units held by any other holder of Units.

(d) The obligations of a Member pursuant to this Section 10.5 will continue following the time such Person ceases to be a Member, but thereafter such Person will not have the right to enforce the provisions of this Agreement. Each Member acknowledges that disclosure of Confidential Information in violation of this Section 10.5 may cause irreparable damage to the Company and the Members for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Section 10.5.

ARTICLE 11
TAXES

11.1 Tax Returns. The Company shall prepare and timely file all U.S. federal, state and local and foreign tax returns required to be filed by the Company. Any income tax return of the Company shall be prepared by an independent public accounting firm selected by the Board. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver to each Member within 75 calendar days after the end of the applicable fiscal year, a Schedule K-1 together with such additional information as may be required by the Members in order to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its tax returns.

11.2 Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Unless otherwise approved in accordance with Section 8.5(b), neither the Company nor any Member shall make an election for the Partnership to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

11.3 Tax Elections. The Company shall make the following elections on the appropriate forms or tax returns:

(a) to adopt the calendar year as the Company's fiscal year, if permitted under the Code;

(b) to adopt the accrual method of accounting and to keep the Company's books and records on the U.S. federal income tax method;

(c) to elect to amortize the organizational and start-up expenses of the Company as permitted by Code Sections 195 and 709(b);

; and

(d) any other election the Board may deem appropriate and in the best interests of the Members.

Partnership Representative.

(a) The Board shall appoint a person to serve as the Company's "partnership representative" in accordance with Section 6223 of the Code ("***Company Representative***"). The initial Company Representative shall be Sean Peace. Notwithstanding any other provision hereof, the Company Representative (a) shall provide each Member with prompt notice of all tax audits, appeals, litigation, and related matters with respect to the Company keep them informed of developments relating thereto, (b) shall give each Member an opportunity for it and its legal or tax advisors to participate in all such proceedings, (c) shall take no action without the authorization of the Board, other than such action as may be required by Law, (d) to the greatest extent possible shall make the election described in Section 6226(a) of the Code, and (e) shall endeavor to make decisions and elections and allocate tax burdens among Members in an equitable manner. Any cost or expense incurred by the Company Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company. If any Member intends to file a notice of inconsistent treatment under Code Section 6222(b), such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member's intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

11.5 Section 83(b) Election. Each Member who acquires Series B Units acknowledges and agrees to make a timely election under Code Section 83(b) and to consult with such Member's tax advisor to determine the tax consequences of such acquisition and of filing an election under Code Section 83(b). Each such Member acknowledges that it is the sole responsibility of such

Member, and not the Company, to file the election under Code Section 83(b) even if such Member requests the Company or its Representatives to assist in making such filing.

11.6 Section 83 Safe Harbor Election. By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "***IRS Notice***"), including any similar safe harbor in any finalized Revenue Procedure, Revenue Ruling or Treasury Regulation, apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such final pronouncement in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Company Representative is hereby designated as the "partner who has responsibility for Federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Company Representative constitutes execution of a "Safe Harbor Election" in accordance with the IRS Notice or any similar provision of any final pronouncement. The Company and each Member hereby agree to comply with all requirements of any such Safe Harbor, including any requirement that a Member prepare and file all Federal income tax returns reporting the income tax effects of each Interest issued by the Company in connection with services in a manner consistent with the requirements of the IRS Notice or other final pronouncement. A Member's obligations to comply with the requirements of this Section shall survive such Member's ceasing to be a member of the Company and the termination, dissolution, liquidation and winding up of the Company.

ARTICLE 12
DISSOLUTION, WINDING-UP AND TERMINATION

12.1 Dissolution.

(a) Subject to Section 12.1(b), the Company shall be liquidated and its affairs shall be wound up on the first to occur of the following events (each a "***Dissolution Event***") and no other event shall cause the Company's dissolution:

(i) the consent of the Board and the Members in accordance with Article 8;

(ii) at any time when there are no Members;

(iii) a Liquidation Event; and

(iv) entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

(b) If the Dissolution Event described in Section 12.1(a)(ii) shall occur, the Company shall not be dissolved, and the business of the Company shall be continued, if the requirements of Section 18-801 of the Act for the avoidance of dissolution are satisfied (a "***Continuation Election***").

(c) Except as otherwise provided in this Section 12.1, to the maximum extent permitted by the Act, the death, retirement, Resignation, Expulsion, Bankruptcy or dissolution of a Member or the commencement or consummation of separation proceedings shall not constitute a Dissolution Event and, notwithstanding the occurrence of any such event or circumstance, the business of the Company shall be continued without dissolution.

12.2 Winding-Up and Termination. On the occurrence of a Dissolution Event, unless a Continuation Election is made, the Board may select one or more Persons to act as liquidator or may itself act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Board. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations;

(b) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c) all remaining assets of the Company shall be distributed to the Members in the manner set forth in Section **Error! Reference source not found.**

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses and liabilities shall be allocated to the distributee pursuant to this Section 12.2. The distribution of cash or property to the Members in accordance with the provisions of this Section 12.2 constitutes a complete return to such Member of its Capital Contributions and a complete distribution to the Members of its Membership Interests (including Units) and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of Section 18-502(b) of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.3 Sale of the Company. In the event of the Sale of the Company, the transaction shall be treated as if the Company sold all of its assets and received the consideration exchanged in such Sale of the Company plus the assumption of all its liabilities, and thereafter liquidated and distributed such consideration to its Members in accordance with the terms of this Article 12.

12.4 Deficit Capital Accounts. No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in the Member's Capital Account.

12.5 Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Board (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Certificate of Cancellation, the existence of the Company shall cease, except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 13
GENERAL PROVISIONS

13.1 Offset. Whenever the Company is to pay or distribute any sum to any Member, any amounts that such Member, in its capacity as a Member, owes the Company, whether pursuant to this Agreement or another Transaction Document, may be deducted from that sum before payment or distribution.

13.2 Notices.

(a) Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at the following addresses (or any other address that any such party may designate by written notice to the other parties):

(i) if to the Company, at the address of its principal executive offices;

(ii) if to an Initial Member, to the address given for the Member on Schedule I or Schedule II hereto; and

(iii) if to an additional Member or a holder of Membership Interests or Units that has not been admitted as a Member, to the address given for such Member or holder in an Addendum Agreement.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy, be deemed received on the first business day following confirmation; shall, if delivered by certified mail, be deemed received upon the earlier of actual receipt thereof or five business days after the date of deposit in the United States mail, as the case may be; and shall, if delivered by nationally recognized overnight delivery service, be deemed received the first business day after the date of deposit with the delivery service.

(b) Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

13.3 Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

13.4 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

13.5 Amendment or Restatement; Power of Attorney.

(a) Subject to Section 8.5, neither this Agreement (including any Exhibit or Schedule hereto) nor the Certificate may be amended, modified, supplemented or restated, nor may any provisions of this Agreement or the Certificate be waived, without consent of the Board of Managers; *provided*, *however*, that (i) any such amendment, modification, supplement, restatement or waiver that by its explicit terms would alter or change the rights, obligations, powers or preferences specific to any series of Units in a disproportionate and adverse manner compared to the rights, obligations, powers and preferences specific to other series of Units shall require the prior written consent of Members holding a majority of the series of Units so disproportionately and adversely affected, (ii) except as otherwise provided in Section 5.4, any such amendment, modification, supplement, restatement or waiver that by its explicit terms would alter or change the rights, obligations, powers or preferences of any Member in its capacity as a holder of a specific series of Units in a disproportionate and adverse manner compared to other Members in their capacities as holders of the same series of Units shall require the prior written consent of such Member so disproportionately and adversely affected and (iii) any such amendment, modification, supplement, restatement or waiver that would require a Capital Contribution to the Company by any Member shall require the prior written consent of such Member. The execution of an Addendum Agreement in connection with an issuance or transfer of Units made in accordance with the terms of this Agreement and changes to Schedule I, Schedule II, or Schedule III hereof to reflect such transfers or issuances shall not be considered amendments to this Agreement and shall not require approval hereunder. Notwithstanding anything to the contrary in this Section 13.5, if (i) the provisions of Proposed Treasury Regulation Section 1.83-3 and related sections and the proposed Revenue Procedure described in IRS Notice 2005-43, as proposed by the Internal Revenue Service on May 24, 2005, or provisions similar thereto, or (ii) the amendments to Treasury Regulations §§ 1.704-1 and 1.704-3 proposed on January 22, 2003 (and corrected on March 28, 2003) are adopted as final (or temporary) rules (the "***New Rules***"), the Managers are authorized to make such amendments to this Agreement (including provision for any safe harbor election authorized by the New Rules) as the Managers may determine to be necessary or advisable to comply with or reflect the New Rules; provided, that such amendments do not materially alter the economic rights of the Members under this Agreement other than the timing of distributions pursuant to Section 6.1(b). Except as required by Law, no amendment, modification, supplement, discharge or waiver of or under this Agreement shall require the consent of any person not a party to this Agreement.

(b) Each Member irrevocably makes, constitutes and appoints each Manager of the Company, acting individually or collectively, as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) any amendment, modification, supplement, restatement or waiver of any provision of this Agreement that has been approved in accordance with this Agreement and (ii) all other instruments, certificates, filings or papers not inconsistent with the terms of this Agreement which may be necessary or advisable in the determination of the Board to evidence an amendment, modification, supplement, restatement or waiver of, or relating to, this Agreement or to effect or carry out another provision of this Agreement or which may be required by law to be filed on behalf of the Company. With respect to each Member, the foregoing power of attorney (x) is coupled with an interest, shall be irrevocable and shall survive the incapacity or Bankruptcy of such Member and (y) shall survive the Disposition by such Member of all or any portion of the Units held by such Member.

13.6 Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the Company and each Member and their respective heirs, permitted successors, permitted assigns, permitted distributees and legal representatives; and by their signatures hereto, the Company and each Member intends to and does hereby become bound. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective permitted successors and assigns any legal or equitable right, remedy or claim under, in or in respect of this Agreement or any provision herein contained. The rights under this Agreement may be assigned by a Member to a transferee of all or a portion of such Member's Units transferred in accordance with this Agreement (and shall be assigned to the extent this Agreement requires such assignment), but only to the extent of such Units so transferred; it being understood that the assignment of any rights under this Agreement shall not constitute admission to the Company as a Member unless and until such transferee is duly admitted as a Member in accordance with this Agreement.

13.7 Governing Law; Severability; Limitation of Liability.

(a) This Agreement is governed by and shall be construed in accordance with the law of the state of Delaware, without regard to the conflicts of law principles of such state.

(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a party to this Agreement may become involved. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding of the nature specified in this subsection (b) by the mailing of a copy thereof in the manner specified by the provisions of Section 13.2. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(c) In the event of a direct conflict between the provisions of this Agreement and (i) any provision of the Certificate or (ii) any mandatory, non-waivable provision of the Act, such provision of the Certificate or the Act shall control. If any provision of the Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

(d) If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

13.8 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the parties as expressed herein.

13.9 Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts), all of which together shall constitute a single instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members have executed this Limited Liability Company Agreement as of the date first set forth above.

THE COMPANY:

ROYALTYTRADERS LLC

By: Sean Peace
Name: Sean Peace
Title: Manager

MEMBER:

By: Sean Peace

Name: Sean Peace

Title: Manager

MEMBER:

By: Alex Guiva
Name: Alex Guiva
Title:

MEMBER:

By: ________________________________
Todd Mulder

MEMBER:

By: ______________________________
Ryan Stotland

EXHIBIT A
DEFINED TERMS

"Accredited Investor" has the meaning ascribed to such term in the regulations promulgated under the Securities Act.

"Accrued Preferred Interest" is the total amount of accrued but unpaid Preferred Interest on Series A Units.

"Act" means the Delaware Limited Liability Company Act and any successor statute, as amended from time to time.

"Addendum Agreement" is defined in Section 3.8(b).

"Additional Member" means any Person that is not already a Member who acquires (i) a portion of the Units held by a Member from such Member or (ii) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.8.

"Adjusted Capital Account" means the Capital Account maintained for each Member, (a) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704 1(b)(2)(ii)(c), 1.704 2(g)(1) and 1.704 2(i)(5) and (b) decreased by any amounts described in Treasury Regulation Sections 1.704 1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member. The Adjusted Capital Accounts shall be maintained in a manner that facilitates the determination of that portion of each Adjusted Capital Account attributable to Units that are not Management Units and that portion of each Adjusted Capital Account attributable to Management Units.

"Affiliate" means, when used with respect to a specified Person, any Person which (a) directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person, (b) is an officer, director, general partner, trustee or manager of such specified Person, or of a Person described in clause (a), or (c) is a Relative of such specified Person or of an individual described in clauses (a) or (b).

"Agreement" means the Limited Liability Company Agreement of the Company, as amended and restated from time to time.

"Allocation Period" is defined in Section 6.1(b)(i).

"Annual Budget" is defined in Section 10.2.

"Area of Interest" means the United States of America.

"Assumed Jurisdiction" means, at any given time and from time to time as determined by the Board of Managers, either (a) the combination of state, county, city and other taxing jurisdictions of a natural person residing in North Carolina, or (b) the combination of state, county, city and other taxing jurisdictions in which any Owner resides or is domiciled that, at such time, collectively imposes the highest marginal rate of income tax on its residents or domiciliaries.

"Bankruptcy" or "Bankrupt" means with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law has been commenced and 120 days have expired without dismissal thereof or with respect to which, without such Person's consent or acquiescence, a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and 90 days have expired without the appointment's having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"Board" is defined in Section 8.1.

"Book Value" means, with respect to any property, such property's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Book Value of any property contributed by a Member to the Company shall be the fair market value of such property as reasonably determined by the Board;

(b) The Book Values of all properties shall be adjusted to equal their respective fair market values as reasonably determined by the Board in connection with (i) the acquisition of an interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution to the Company, (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company, or (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704 1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code);

(c) The Book Value of property distributed to a Member shall be the fair market value of such property as reasonably determined by the Board; and

(d) The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital

Accounts pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses; provided, however, Book Value shall not be adjusted pursuant to this clause (d) to the extent the Board reasonably determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Book Value of property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and other items allocated pursuant to Article 6.

"Business Opportunity" is defined in Section 8.6(b).

"Capital Account" means the account to be maintained by the Company for each Member pursuant to Section 5.6.

"Capital Contribution" means with respect to any Member, the amount of money and the initial Book Value of any property (other than money) contributed to the Company by such Member. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of his predecessors in interest.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all ownership interests in a limited liability company, partnership or other Person (other than a corporation), and any and all warrants, options or other rights to purchase or acquire any of the foregoing.

"Certificate" means the Certificate of Formation of the Company, as amended from time to time.

"Class Sharing Percentage" means, with respect to any Member, as to a particular class of Units held by such Member, the percentage that is determined by multiplying 100% times a fraction (expressed as a percentage), the numerator of which is the total number of Units of such class held by such Member and the denominator of which is the total number of Units of such class held by all Members of the same class.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding Law.

"Common Manager" is defined in Section 8.2(a)(ii).

"Common Units" is defined in Section 3.2(a).

"Common Units Deemed Outstanding" means, at any given time, the sum of (a) the number of Common Units actually outstanding at such time, plus (b) the number of Common Units issuable upon exercise of options actually outstanding at such time, plus (c) the number of Common Units issuable upon conversion or exchange of any Units actually outstanding at such time (treating as actually outstanding any convertible Units issuable upon exercise of options actually outstanding at such time), in each case, regardless of whether the options or convertible Units are actually exercisable at such time; provided, that Common Units Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly owned Subsidiaries.

"Company" means RoyaltyTraders LLC, a Delaware limited liability company.

"Confidential Information" means all confidential and proprietary information (irrespective of the form of communication) obtained by or on behalf of a Member from the Company or its representatives, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a nonconfidential basis prior to disclosure to the Member by the Company or its representatives, (c) was or becomes available to the Member from a source other than the Company and its representatives, provided, that such source is not known by such Member to be bound by a confidentiality agreement with the Company, or (d) is independently developed by such Member without the use of any such information received under this Agreement.

"Continuation Election" is defined in Section 12.1(b).

"Contribution Agreement" means that certain Contribution Agreement with respect to certain assets owned by Peace contributed to the Company by Peace in exchange for Common Units of the Company.

"Control," including the correlative terms "Controlling," "Controlled by" and "Under Common Control with" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

"Conversion Price" means the price at which Series A Unit to be converted into Common.

"Covered Person" means each current and former Member, Company Representative, Manager, Officer, Investor, and each of their respective Affiliates, officers, directors, liquidators, partners, stockholders, managers, members and employees, in each case whether or not such Person continues to have the applicable status referred to above.

"Creditors' Rights" means applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to general principles of equity.

"Date of Issuance" means, for any Series A Units, the date on which the Company initially issues such Units (without regard to any subsequent transfer of such Units or reissuance of the certificate(s) representing such Units.

"Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for Federal income tax purposes with respect to property for such taxable year, except that (a) with respect to any property the Book Value of which differs from its adjusted tax basis for Federal income tax purposes and which difference is being eliminated by use of the remedial allocation method pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such taxable year shall be the amount of book basis recovered for such taxable year under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (b) with respect to any other property the Book Value of which differs from its adjusted tax basis at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the Federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted tax basis of any property at the beginning of such taxable year is zero, Depreciation with respect to such property shall be determined with reference to such beginning value using any reasonable method selected by the Managers.

"Disposition," including the correlative terms "Dispose" or "Disposed," means any direct or indirect transfer, assignment, sale, gift, inter vivos transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is transferred or shifted to another Person.

"Dissolution Event" is defined in Section 12.1(a).

"Distributions to Cover Holders' Tax Liabilities" distributions to cover tax liabilities of Series A and Common Unit holders that are made according to estimated tax liabilities annually if permitted by the Company's Board of Managers.

"Drag-Along Transaction" means (a) any consolidation, conversion, merger or other business combination involving the Company in which Units are exchanged for or converted into cash, securities of a corporation or other business organization or other property, (b) a Liquidation Event, or (c) the sale by the Members of Units in the Company representing fifty percent (50%) or more of the voting power of the Company.

"Economic Risk of Loss" has the meaning assigned to that term in Treasury Regulation Section 1.752-2(a).

"Effective Date" is defined in the preamble.

"Election Period" is defined in Section 7.7(b).

"Eligible Purchaser" means any holder of Series A Units or Common Units that certifies to the Company's reasonable satisfaction that such holder is an Accredited Investor.

"Eligible Purchaser Persons" is defined in Section 7.7(d).

"Eligible Seller Persons" is defined in Section 7.6(c).

"Fair Market Value" means an estimate of the price that could be obtained for the sale of the applicable Units on the applicable date in a negotiated, arm's length transaction with a party unaffiliated with the Company. The determination of Fair Market Value will be made as if the Company as a whole were sold on the relevant date taking into account available information about similarly situated companies and, for the avoidance of doubt, no discount will be applied to restrictions on transferability or the minority nature of any Units.

"First Notice" is defined in Section 7.7(b).

"First Offer Notice Date" is defined in Section 7.4(a).

"GAAP" means U.S. generally accepted accounting principles.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by an Owner to the Company shall be the gross fair market value of such asset, as determined by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Board as of the following times: (i) the acquisition of additional Units in the Company by any person in exchange for more than a de minimis capital contribution or upon the exercise of an option; (ii) the distribution by the Company to an Member of more than a de minimis amount of Company property as consideration for Units; (iii) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company; and (iv) liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Board; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) or Section 6.2(b)(vii); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (b) or (d), such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for tax purposes.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Income Distribution" means any cash distribution made by the Company other than in the event of Sale, Recapitalization or Refinancing.

"Initial Member" is defined in Section 3.1.

"Investor Group" means the Investors, each of their respective Affiliates (other than the Company and its Subsidiaries), any Investor Nominee, and any portfolio company in which the Investor or any of their Affiliates has an equity investment (other than the Company and its Subsidiaries.

"Investor Nominee" means any officer, director, partner, employee or other agent of an Investor whose designee serves as a Manager.

"Investors" means the Series A Members and any other Person who is designated an "Investor" by the Board and each of their respective Affiliates other than the Company and its Subsidiaries.

"IRS Notice" is defined in Section 11.6.

"Law" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and shall include, for the avoidance of doubt, the Act.

"Liquidation Event" means the sale of all or substantially all of the Company's equity or assets (including sale or exclusive license of material technology or intellectual property), merger, reorganization, or similar transaction.

"Major Investor of Series A Units" means any Investor who makes a Capital Contribution to the Company of at least $100,000.

"Management Principal" means Sean Peace, individually, and any other person designated as a Management Principal after the Effective Date by the Board of Managers and executing and delivering a counterpart signature page to this Agreement as a Member.

"Manager" is defined in Section 8.1.

"Member" means any Person (but not any Affiliate or entity in which such Person has an equity interest) executing this Agreement as of the date of this Agreement as a member or hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"Member Nonrecourse Debt" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning assigned to the term "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning assigned to the term "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"Membership Interest" means the interest of a Member in the Company, including rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and all obligations, duties and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

"Minimum Gain" has the meaning assigned to that term in Treasury Regulation Section 1.704 2(d).

"New Business Opportunity" means any commercial proposal, solicitation, deal, transaction or opportunity relating to or substantially similar the business activities of the Company.

"New Rules" is defined in Section 13.5(a).

"New Units" is defined in Section 7.7(a).

"Nonrecourse Deductions" has the meaning assigned that term in Treasury Regulation Section 1.704-2(b).

"Notice of Right of First Offer" is defined in Section 7.4(a).

"Observer" is a person who has the right to be present virtually or in person at the meetings of Board of Managers.

"Offer Expiration Date" is defined in Section 7.4(b).

"Offer Price" is defined in Section 7.4(a).

"Offered Units" is defined in Section 7.4(a).

"Offeror Holder" is defined in Section 7.4(a).

"Officers" is defined in Section 8.3(a).

"Outstanding Capital Contribution" is an amount above or equal to zero constituting the difference between Capital Contributions by Series A holders and Distributions from the Company to Series A holders unrelated to Preferred Interest and Tax Distributions.

"Over-Allotment Amount" is defined in Section 7.7(b).

"Partnership Representative" has the meaning set forth in Section 11.4(a).

"Percentage Interest" means, with respect to any Member, as of any date, the proportionate amount of Units held by such Member as set forth on Schedule III at such time. The initial Percentage Interests of each Member is as set forth on Schedule III at the time of the execution of this Agreement. However, only Vested Series B Units shall be included in determining the Percentage Interests of the Members. Further, in the event all or any portion of a Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Percentage Interest of the transferor to the extent it relates to the transferred Unit.

"Permitted Transferee" means (A)with respect to any Series B Member, the spouse of such Member, (ii) any trust, or family partnership or family limited liability company, the sole beneficiary of which is such Member or a Relative of such Member, (iii) the heirs of any deceased Member, and (iv) any other Affiliate of such Member, and (B) with respect to any other Member, any Permitted Transferee to which as Series B Member can make a Disposition, plus in the context of a distribution by such Member to its direct or indirect equity owners substantially in proportion to such ownership, the partners, members or stockholders of such Member, or the partners, members or stockholders of such partners, members or stockholders.

"Person" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"Potential Competitor" means any Person whose business is or relates to trading royalties.

"Preferential Return" means, with respect to each Series A Unit, the amount of Outstanding Capital Contributions of Series A Unit members per each Series A unit plus the amount accruing on such Preferred Unit on a daily basis at Preferred Interest, compounding annually on December 31 of each year on the aggregate Outstanding Capital Contributions with respect to each Series A Unit.

"Preferred Interest" means a rate of return to the Series A of seven percent (7%) per annum on the aggregate Capital Contributions.

"Profits" or "Losses" means, for each taxable year, an amount equal to the Company's taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c) In the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e) Gain or loss resulting from any disposition an oil and gas property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be treated as being equal to the corresponding Simulated Gain or Simulated Loss;

(f) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation and Simulated Depletion for such taxable year;

(g) To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(h) Any items that are allocated pursuant to Section 6.2(c)-(d) shall be determined by applying rules analogous to those set forth in clauses (a) through (g) hereof but shall not be taken into account in computing Profits and Losses.

"Proportionate Share" is defined in Section 7.4(b).

"Proposed Disposition" is defined in Section 7.4(a).

"Proposed Purchaser" is defined in Section 7.7(a).

"Pro Rata Share" means, with respect to any Eligible Purchaser, a fraction (expressed as a percentage), the numerator of which equals the number of Common Units and/or Series A Units held by such Eligible Purchaser and the denominator of which equals the total number of Common Units and Series A Units held by all Eligible Purchasers.

"Qualified Public Offering" means any firm commitment underwritten initial public offering by the IPO Issuer of equity securities pursuant to an effective registration statement under the Securities Act (a) for which aggregate cash proceeds to be received by the IPO Issuer from such offering (without deducting underwriting discounts, expenses and commissions) are at least

$20,000,000, and (b) pursuant to which such equity securities are authorized and approved for listing on the New York Stock Exchange or admitted to trading and quoted in the Nasdaq Global Market system.

"Regulatory Allocations" is defined in Section 6.2(d).

"Relative" means, with respect to any individual, (a) such individual's spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of an individual described in clause (b).

"Released Persons" is defined in Section 9.1(i).

"Renounced Business Opportunity" is defined in Section 8.6(b).

"Representatives" is defined in Section 10.5(b).

"Requesting Purchaser" is defined in Section 7.7(b).

"Requisite Approval" means the approval of the (a) holders of at least a majority of the outstanding Common and Series A Units, voting together as a single class, and (b) holders of at least sixty percent of the outstanding Series A Units. For the avoidance of doubt, any decision which requires the Requisite Approval as set forth in this Agreement requires the consent of holders of at least sixty percent of the Series A Units.

"Resign," or "Resignation" means the resignation, withdrawal or retirement of a Member from the Company as a Member.

"Restricted Unit Agreement" means the Restricted Unit Agreement to be entered into between the Company and each recipient of Series B Units, in the form approved by the Board.

"Restricted Common Unit Agreement" is defined in Section 3.3.

"ROFO Holder" is defined in Section 7.4(a).

"ROFO Holder Persons" is defined in Section 7.4(f).

"Sale of the Company" means any transaction or series of related transactions in which all of the Units are sold to a Third Party.

"Securities Act" means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Series A Manager" is defined in Section 8.2(a)(i).

"Series A Units" is defined in Section 3.2(a).

"Series B Units" is defined in Section 3.2(a).

"Subsidiary" means (a) any corporation, partnership, limited liability company or other entity a majority of the Capital Stock of which having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is at the time owned, directly or indirectly, with power to vote, by the Company or any direct or indirect Subsidiary of the Company, (b) a partnership in which the Company or any direct or indirect Subsidiary is a general partner or (c) a limited liability company in which the Company or any director or indirect Subsidiary is a managing member or manager.

"Substituted Member" means any Person who acquires Units from a Member and is admitted to the Company as a Member pursuant to the provisions of Section 3.7.

"Tag-Along Sale" is defined in Section 7.6(a).

"Target Capital Account" means an amount, determined with respect to each Member, equal to (a) the hypothetical distributions such Member would receive pursuant to **Section 6.1(c)** if (i) each asset of the Company (other than cash) was sold for an amount of cash equal to such asset's Gross Asset Value as of the end of the applicable Fiscal Year, (ii) each liability of the Company was satisfied in cash in accordance with its terms (limited, with respect to each "Non-recourse liability," as defined in Section 1.704-2(b)(3) of the Regulations, to the Gross Asset Value of the asset or assets securing such Non-recourse liability), and (iii) all remaining cash of the Company (including the net proceeds of such hypothetical transactions and all cash otherwise available after the hypothetical satisfaction of all the aforementioned liabilities) were distributed in full to the Members pursuant to **Section 6.1(c)**; minus (b) if upon such hypothetical liquidation, instead of receiving a distribution such Member would be obligated to make a capital contribution to the Company or would otherwise be liable for the obligations of the Company, an amount equal to such hypothetical contribution obligation or liability (taking into consideration any similar contribution obligations or liabilities of other Members so that their respective Capital Account balances correspond as closely as possible to the manner in which economic responsibility for such items would be borne by the Members under the terms of this Agreement and applicable law); minus (c) the sum of (i) the amount of such Member's share of partnership minimum gain (as defined in Regulations Sections 1.704-2(g)(1) and (3)) and (ii) the amount of such Owner's share of partner nonrecourse debt minimum gain (as defined in Regulations Section 1.704-2(i)(5)). All unvested Series B Units shall be treated as vested Series B Units for purposes of all tax allocations.

"Tax Distribution" shall have the meaning set forth in Section **Error! Reference source not found.**

"Third Party" with respect to any Member means any Person, including any other Member that is not a Permitted Transferee with respect to such first Member or the original holder of the related interest.

"Total Distributions" means the total amount of distributions to Unit A, Unit B and Common Unit holders.

"Transaction Documents" means this Agreement, the Contribution Agreement and each agreement attached as an Exhibit (including any exhibit to any Exhibit).

"Transferee" shall have the meaning set forth in Section 7.6(b).

"Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

"Units" means the Common Units, Series A Units and Series B Units, collectively, and any "Unit" shall refer to any one of the foregoing.

"Unvested Series B Units" is defined in Section 3.2(b).

"Vested Series B Units" is defined in Section 3.2(b).

EXHIBIT B

SPOUSAL AGREEMENT

The spouse of the Member executing the foregoing Limited Liability Company Agreement (or the counterpart signature page above) is aware of, understands and consents to the provisions of the foregoing Agreement and its binding effect upon any community property interest or marital settlement awards he or she may now or hereafter own or receive, and agrees that the termination of his or her marital relationship with such Member for any reason shall not have the effect of removing any Units subject to the foregoing Agreement from the coverage thereof and that his or her awareness, understanding, consent and agreement is evidenced by his or her signature below.

____
[Signature and Spouse's Name]

EXHIBIT C

ADDENDUM AGREEMENT

This Addendum Agreement is made this ___ day of ______________, 20___, by and between ______________________ (the "***Transferee***") and [______________________], a Delaware limited liability company (the "***Company***"), pursuant to the terms of the Limited Liability Company Agreement of the Company dated as of _________, 2021, including all exhibits and schedules thereto (the "***Agreement***"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

WITNESSETH:

WHEREAS, the Company and the Members entered into the Agreement to impose certain restrictions and obligations upon themselves, and to provide certain rights, with respect to the Company and its Units; and

WHEREAS, the Company and the Members have required in the Agreement that all Persons to whom Units of the Company are transferred and all other Persons acquiring Units must enter into an Addendum Agreement binding the Transferee and the Transferee's spouse to the Agreement to the same extent as if they were original parties thereto and imposing the same restrictions and obligations on the Transferee, the Transferee's spouse and the Units to be acquired by the Transferee as are imposed upon the Members under the Agreement;

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase or receipt by the Transferee of the Units, the Transferee acknowledges and agrees as follows:

1. The Transferee has received and read the Agreement and acknowledges that the Transferee is acquiring Units subject to the terms and conditions of the Agreement.

2. The Transferee agrees that the Units acquired or to be acquired by the Transferee are bound by and subject to all of the terms and conditions of the Agreement, and hereby joins in, and agrees to be bound by, and shall have the benefit of, all of the terms and conditions of the Agreement to the same extent as if the Transferee were an original party to the Agreement; *provided*, *however*, that the Transferee's joinder in the Agreement shall not constitute admission of the Transferee or the Transferee's spouse as a Member unless and until the Transferee is duly admitted in accordance with the terms of the Agreement. This Addendum Agreement shall be attached to and become a part of the Agreement.

3. The Transferee hereby represents and warrants, with respect to the Transferee, as of the date hereof to the Company and the Members the matters set forth in Section 4.1 of the Agreement.

4. Any notice required as permitted by the Agreement shall be given to Transferee at the address listed beneath the Transferee's signature below.

5. The Transferee is acquiring [Common] [Series A] [_______] Units.

6. The Transferee irrevocably makes, constitutes and appoints each Manager of the Company, acting individually or collectively, as the Transferee's true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) any amendment, modification, supplement, restatement or waiver of any provision of the Agreement that has been approved in accordance with the Agreement and (ii) all other instruments, certificates, filings or papers not inconsistent with the terms of the Agreement which may be necessary or advisable in the determination of the Board to evidence an amendment, modification, supplement, restatement or waiver of, or relating to, the Agreement or to effect or carry out another provision of the Agreement or which may be required by law to be filed on behalf of the Company. With respect to the Transferee, the foregoing power of attorney (x) is coupled with an interest, shall be irrevocable and shall survive the incapacity or Bankruptcy of the Transferee and (y) shall survive the Disposition by the Transferee of all or any portion of the Units held by the Transferee.

7. The spouse of the Transferee is aware of, understands and consents to the provisions of the Agreement and its binding effect upon any community property interest or marital settlement awards he or she may now or hereafter own or receive, and agrees that the termination of his or her marital relationship with such Transferee for any reason shall not have the effect of removing any Units subject to the Agreement from the coverage thereof and that his or her awareness, understanding, consent and agreement is evidenced by his or her signature below.

______________________________ ______________________________
Transferee Transferee's Spouse

Address:

____

____

AGREED TO on behalf of the Members of the Company pursuant to Section 3.8 of the Agreement.

[____]

By:____

____
Printed Name and Title

EXHIBIT D
DISTRIBUTION WATERFALL (Example)

Preferred Interest	7.0%

		# of Units	$ Value	% Ownership
Series A Units (a)		270,100	$ 270,100	11.9%
Common Units		2,000,000	2,000,000	88.1%
		2,270,100	$ 2,270,100	100.0%
	Threshhold			
Series B Units	$ 2,500,000	50,000		
	$ 5,000,000	30,000		
	$30,000,000	20,000		

		Distribution Allocation		A Units Repayment			
Dates of Assumed Distributions	Distributions	Common -30%	A Units - 70%	Interest	Accrued Interest	Principal	Remaning Balance
Distribution from Cash Flow - Dec 31, 2021	$ 35,000	$ 10,500	$ 24,500	$ 18,907	$ -	$ 5,593	$ 264,507
Distribution from Cash Flow - Dec 31, 2022	10,000	3,000.0	7,000.0	7,000	11,515	-	276,022
Distribution from Cash Flow - Dec 31, 2023	65,000	19,500.0	45,500.0	19,322	-	26,178	249,844
Distribution from Cash Flow - Dec 31, 2024	35,000	10,500.0	24,500.0	17,489	-	7,011	242,833
Distribution from Cash Flow - Dec 31, 2025	-	-	-	-	$ 16,998	$ -	$ 259,831

Liquidation Waterfall (5 years after investment)

Assumed Sale Proceeds:	**$ 100,000**	**$ 500,000**	**$ 1,000,000**	**$ 2,000,000**	**$ 2,500,000**	**$ 5,000,000**	**$ 10,000,000**	**$ 25,000,000**
A Units (Return of Capital + Accrued Interest)	100,000	259,831	259,831	259,831	259,831	259,831	259,831	259,831
A Units - %	-	28,576	88,066	207,048	266,539	551,838	1,158,900	2,943,623
B Units - % ($2,500,000 threshhold)						53,877	159,568	478,703
B Units - % ($5,000,000 threshhold)						-	63,827	255,308
B Units - % ($30,000,000 threshhold)						-	-	-
Common Units - %	-	211,593	652,102	1,533,121	1,973,630	4,134,453	8,357,874	21,062,534
	$ 100,000	$ 500,000	$ 1,000,000	$ 2,000,000	$ 2,500,000	$ 5,000,000	$ 10,000,000	$ 25,000,000

(a) Assumes the capital infusion is made on January 1, 2021

SCHEDULE I
COMMON UNIT HOLDERS

Common Unit Holders	(1) Capital Contribution	(2) # of Common Units
Sean Peace	0	2,000,000

SCHEDULE II
SERIES A UNIT HOLDERS

	Number of Series A Units	Agreed Value	Adjusted Tax Basis
Alex Guiva	250,000	$250,000	$250,000
Sean Peace	20,100	$20,100	$20,100
Total	$270,100	$270,100	$270,100

SERIES B UNIT HOLDERS

	Number of Series B Units	Agreed Value	Adjusted Tax Basis

None

SCHEDULE III
SUMMARY OF BOOK VALUE AND
ADJUSTED TAX BASIS OF CAPITAL CONTRIBUTIONS

RoyaltyTraders LLC –Capitalization Table at Formation

Schedule III to the RoyaltyTraders LLC Limited Liability Company Agreement dated March 28th, 2021

RoyaltyTraders LLC Capitalization

Member	Initial Capital Contribution - Cash Amount or "FMV" Book Value	Adjusted Tax Basis of Capital Contribution	Common Membership Units Issued	Series A Membership Units Issued	Total Units	Percentage Interest
Alex Guiva	$250,000	$250,000	0	250,000	250,000	11.0%
Sean Peace	$20,100	$20,100	2,000,000	20,100	2,020,100	89%
	$270,100	$270,100	2,000,000	270,100	2,270,100	100%

SCHEDULE IV
INITIAL MANAGERS

Designee of the holders of Common Units – Sean Peace

Designee of the holders of Series A Units – Alex Guiva

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this "Agreement") is executed this 26th day of April 2021 (the "Effective Date"), by **ROYALTYTRADERS LLC**, a Delaware limited liability company ("RoyaltyTraders" or the "Company"), and **SEAN PEACE**, an individual whose address is 3724 Congeniality Way, Raleigh, NC ("Peace").

W I T N E S S E T H:

WHEREAS, RoyaltyTraders is an entity set up to facilitate buying and selling of royalty streams; and

WHEREAS, Peace desires to transfer and assign certain assets to RoyaltyTraders in exchange for 2,000,000 Common Units of the Company;

NOW THEREFORE, in consideration of the mutual agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows, intending to be legally bound hereby:

Section 1. Contribution of Assets; Issuance of Stock. Effective at 11:59 P.M. on the Effective Date (the "Effective Time"), Peace hereby irrevocably, fully and forever assigns and contributes (the "Transfer") the websites and domains SongVest.com and RoyaltyTraders.com, all legal templates and documents used to complete royalty-related transactions, the full pipeline of potential royalty transactions, all CRM contacts and records of prior conversations and all other tangible and intangible assets in his possession that are used to conduct royalty-related transactions ("Transferred Assets") to RoyaltyTraders in exchange for issuance of 2,000,000 Common Units of the Company.

TO HAVE AND TO HOLD the Transferred Assets unto the Company and its successors and assigns forever, and Peace, for himself and his assigns, covenants and agrees with the Company to warrant and defend title to the Transferred Assets against all and every person and persons.

Section 2. Representations and Warranties.

(a) Peace hereby represents and warrants that:

(i) he has all requisite power and authority to transfer the Transferred Assets;

(ii) SongVest, Inc, a Delaware corporation that Peace controlled in the past ("SongVest"), has been dissolved and all of its assets were distributed to Peace;

(iii) immediately prior to the Transfer, Peace was the sole true and lawful owner of the Transferred Assets, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests, and SongVest has no right, title and interest in and to any of the Transferred Assets;

(iv) immediately following the Transfer, RoyaltyTraders will be the sole owner of the Transferred Assets, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests;

(v) there is no action, dispute, suit, investigation or proceeding pending against, threatened or contemplated, affecting the Transferred Assets;

(vi) Peace is not in violation of, and has not violated, any applicable provisions of any laws, statutes, ordinances or regulations relating to the Transferred Assets; and

(vii) There is no fact known to Peace that has not been disclosed to the Company and its investors that could reasonably be expected to have a material adverse effect of the Transferred Assets or the Business. The information provided and the statements made by Peace in connection with the Transferred Assets do not contain any untrue statement of a material fact or omit to state a material fact.

(b) RoyaltyTraders hereby represents, warrants and covenants that:

(i) this Agreement and the transactions contemplated hereby have been duly authorized by all necessary action on the part of RoyaltyTraders and it has the authority to enter into and perform under this Agreement; and

(ii) RoyaltyTraders has caused this Agreement to be executed by a duly authorized representative and this Agreement constitutes a binding agreement on behalf of RoyaltyTraders.

(c) Each representation and warranty shall continue for a period of two (2) years after the date of this Agreement.

Section 3. Indemnification. Peace hereby agrees to indemnify, protect, defend, save and hold the Company and its members (save and except Peace) harmless from and against any and all debts, duties, obligations, liabilities, suits, claims, demands, causes of action, damages, losses, costs and expenses (including, without limitation, attorneys' fees and expenses and court costs) arising out of or relating to the Transferred Assets or the ownership, use, operation, maintenance or management thereof incurred, arising or accruing prior to the Effective Date. The indemnification contained in this Section 3 shall survive Transfer of the Transferred Assets.

Section 4. Ownership Rights. Peace understands, acknowledges and agrees that upon Transfer of the Transferred Assets, he shall no longer hold any direct record interest in Transferred Assets.

Section 5. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 6. Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 7. Amendment; Assignment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all of the parties hereto. This Agreement shall bind and inure to the benefit of the parties and their successors and permitted assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Contribution Agreement, effective as of the date first set forth above.

ROYALTYTRADERS LLC

By: ______________________________

Sean Peace, Manager

SEAN PEACE

By: ______________________________
Sean Peace, Individual

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "**Agreement**") is made and entered into as of May 6, 2021 (the "**Effective Date**"), by and between **RoyaltyTraders LLC ("RoyaltyTraders")**, a Delaware limited liability company (together with its successors and assigns permitted hereunder, the "**Company**"), and **Sean Peace** (the "**Executive**").

WHEREAS, the Company is in the business of (i) selling royalty streams and other music assets (ii) providing advances backed by royalty streams (as the same may be expanded and developed from and after the Effective Date of this Agreement the "**Business**"); and

WHEREAS, Alexander Guiva serves Series A Manager (the "**Series A Manager**") of the Company as described in the Company's LLC Agreement; and

WHEREAS, the Company desires to assure that it will have the benefit of the service and experience of the Executive, who will serve as an officer of the Company and an integral part of its management, and the Executive is willing to enter into an Agreement to such end upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the respective agreements and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. EMPLOYMENT PERIOD

Subject to Section 3, the Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company in accordance with the terms and provisions of this Agreement, for a period commencing on the Effective Date and ending on the second anniversary of the Effective Date (the "**Initial Term**," and including any and all renewals thereof or Additional Terms, the "**Employment Period**"); *provided* the Initial Term and any Additional Term shall automatically renew for an additional one-year term unless either the Company or Executive provides notice to the other party at least 90 days prior to the end of the then current term of its intention not to renew (the "**Additional Terms**").

2. TERMS OF EMPLOYMENT

    a. Position and Duties

        i. During the term of the Executive's employment, the Executive shall serve as **Chief Executive Officer** of the Company and, in so doing, shall perform normal duties and responsibilities associated with such position.

ii. During the term of the Executive's employment, and excluding any periods of vacation and other leave to which the Executive is entitled, the Executive agrees to devote substantially all his business time to the business and affairs of the Company and to use the Executive's best efforts to perform faithfully, effectively and efficiently his duties and responsibilities.

iii. During the term of the Executive's employment, it shall not be a violation of this Agreement for the Executive to (1) serve on industry trade, civic or charitable boards or committees, (2) deliver lectures or fulfill speaking engagements or (3) manage personal investments, so long as such activities do not interfere with the performance of the Executive's duties and responsibilities as an Executive of the Company.

iv. Executive agrees to observe and comply with the Company's rules and policies as adopted by the Company from time to time.

b. Compensation

i. <u>Base Salary</u>. During the Initial Term, the Executive shall receive an annual minimum base salary ("**Annual Base Salary**"), which shall be paid in accordance with the customary payroll practices of the Company, in an amount equal to **$84,000.00**. It is understood that the Company may increase, but not decrease, the amount of the Annual Base Salary. Such increase will require a consent from Series A Manager.

ii. <u>Incentive Bonus</u>. Executive shall be eligible to receive monthly bonus payments of up to an amount equal to **$36,000** per year in total if the Company achieves more than $250,000 in Revenue for the twelve month period ending on March 31, 2022. At all times during the Employment Period and so long as Executive remains an owner of the Company, Executive shall have the right to review and audit the books and records of the Company to verify the correct determination of the Executive's Incentive Bonus.

iii. <u>Benefit Plans</u>. During the Employment Period, Executive shall be entitled to participate in any and all medical, pension, dental and life insurance plans and disability income plans, retirement arrangements and other employment benefits as in effect from time to time for executive officers of the Company generally.

iv. <u>Expenses</u>. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment-related expenses incurred by the Executive in accordance with the Company's policies, practices and procedures, as amended from time to time.

v. Vacation. During the Employment Period, the Executive shall be entitled to **two** weeks paid vacation each calendar year. Any vacation shall be taken at the reasonable and mutual convenience of the Company and the Executive. Accrued vacation not taken in any calendar year will not be carried forward or used in any subsequent calendar year and the Executive shall not be entitled to receive pay in lieu of accrued but unused vacation in any calendar year, except in the case of Executive's termination as set forth below. Vacation will be deemed to accrue daily for purposes of the payments described in Section 4 hereof.

vi. Indemnification. In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), (other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder), by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, the Executive shall be indemnified, defended and held harmless by the Company to the maximum extent permitted under applicable law and the Company's governing documents from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

vii. During the Employment Period and for a period of two (2) years thereafter, the Company or any successor to the Company may purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated businesses in the industry.

c. Key-Man Insurance. During the term of Executive's employment, the Company shall have the right to insure the life of the Executive for the Company's sole benefit, and to determine the amount of insurance and the type of policy. The Executive shall cooperate with the Company in taking out such insurance by submitting to physical examinations, by supplying all information required by the insurance company, and by executing all necessary documents. The Executive shall incur no financial obligation by executing any required document, and shall have no interest in any such policy.

3. TERMINATION OF EMPLOYMENT

a. Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period. If the Disability (as defined below) of the Executive has occurred during the Employment Period, the Company may give to the Executive written notice in accordance with Section 11.b. of its intention to terminate the Executive's employment. In such event, the Executive's employment with the Company shall terminate effective on the 10th day after receipt of such notice by the Executive (the "**Disability Effective Date**"), if, within the 10 days after such receipt, the Executive shall not have returned to perform, with reasonable accommodation, the essential functions of his position. For purposes of this Agreement, "**Disability**" shall mean the Executive's inability to perform, with reasonable accommodations, the essential functions of his position hereunder for a period of 90 consecutive days, or 120 non-consecutive days, in any 12-month period due to mental or physical incapacity. Any question as to the existence of the Executive's Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

b. Cause or Without Cause. The Company may terminate the Executive's employment during the Employment Period for Cause or without Cause. For purposes of this Agreement, "without Cause" shall mean a termination by the Company of the Executive's employment during the Employment Period for any reason other than a termination based upon Cause, death, Disability or upon a Change of Control, as defined below. For purposes of this Agreement, "Cause" shall mean:

i. gross negligence or willful misconduct by Executive in the performance of his duties;
ii. refusal by Executive to perform, or the continued failure by Executive to perform, his assigned duties (other than by reason of Disability), provided that such duties are reasonable and consistent with duties of the position of

similarly situated entities principally engaged in the same industry as the Company (in each case except for any such failure to perform as is reasonably capable of being remedied and is remedied promptly but in no event in less than 20 days of Executive receiving written notice describing such failure in reasonable detail from the Company;

iii. Executive engaging in any act of fraud or embezzlement relating to the Company;

iv. Executive engaging in any illegal conduct or in any act of dishonesty or moral turpitude, the purpose or effect of which adversely affects the Company (including, without limitation, the reputation of the Company) or Executive's ability to perform his duties;

v. Executive materially breaching any provision of this Agreement or any employee policy or procedure of the Company made known to Executive which causes or is reasonably likely to cause material injury to the Company (in each case except for any such breach as is reasonably capable of being remedied and is remedied promptly but in no event in less than 30 days of Executive receiving written notice describing such breach in reasonable detail from the Company;

vi. Executive's commencement of employment with another person while he is an employee of the Company or any of its affiliates without the prior consent of Series A Manager.

vii. Executive's commission of, or entering a plea of guilty or *nolo contendere* (or its equivalent) to, a felony which materially impairs the Executive's ability to perform its duties to the Company or materially impairs the Company .

c. Good Reason. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason or without Good Reason; provided, however, that the Executive agrees not to terminate his employment for Good Reason unless (x) the Executive has given the Company at least 90 days' prior written notice of his intent to terminate his employment for Good Reason, which notice shall specify the facts and circumstances constituting Good Reason, (y) Executive's notice described in (x) above is given within 90 days of the event giving rise to Executive's Good Reason and (z) the Company has not remedied such facts and circumstances constituting Good Reason within the 90-day period following Executive's notice. For purposes of this Agreement, "Good Reason" shall mean:

i. any significant reduction, without the Executive's consent, in the Executive's position, authority, duties or responsibilities as contemplated in Section 2.a. or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities; or

ii. Company breaching any provision of this Agreement which causes or is reasonably likely to cause injury to Executive; or

iii. Any material reduction in Executive's Incentive Bonus or compensation structure.

d. Change of Control. If a Change of Control (as defined below) occurs during the Employment Period, then, within one year of such Change of Control, either the Company or the Executive may terminate the Executive's employment by giving written notice in accordance with Section 11.b. of its intention to terminate the Executive's employment.
As used in this Agreement, "Change of Control" means the first to occur of: (i) any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than Series A Unit holders; or (ii) one person (or more than one person acting as a group) acquires ownership of the membership interests of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the membership interests of the Company; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) already owns more than 50% of the total fair market value or total voting power of the Company's membership interests and acquires additional stock;

e. Termination Without Cause and Without Good Reason. The Employment Period and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided above or the termination is for Cause, either party shall be required to give the other party at least ninety (90) days advance written notice of any termination of the Executive's employment.

4. OBLIGATIONS OF THE COMPANY UPON TERMINATION

a. For Cause; Without Good Reason; Other Than for Death, Disability or Upon a Change of Control. If, during the Employment Period, the Company shall terminate the Executive's employment for Cause or the Executive shall terminate his employment without Good Reason, and the termination of the Executive's employment in any case is not due to death or Disability, without Cause, for Good Reason or upon a Change of Control, the Executive shall forfeit all rights to the Incentive Bonus described in Section 2.b.ii. If the termination is for Cause or if the Executive terminates his employment without Good Reason, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for the payment of: (i) Executive's unpaid Annual Base Salary earned through the effective date of Executive's termination, (ii) any accrued but unused vacation, (ii) any expense reimbursement accrued and (iii) unpaid through the effective date of termination, and (iv) any other payments as may be required by applicable law or any Company Entity benefit plan, including any accrued vacation pay (collectively, the "**Accrued Obligations**").

b. Death/Disability. If the Executive's employment is terminated by reason of the Executive's death or Disability during the Employment Period, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for payment of: (i) the Accrued Obligations; and (ii) the Earned Incentive Bonus. For purposes of this Agreement, the "Earned Incentive Bonus" shall mean the portion of Executive's Incentive Bonus described in Section 2.b.ii. that the Board determines in good faith to have been earned based on Executive's achievement of objective and subjective bonus goals, prorated based on Executive's duration of service during the calendar year in which termination or expiration of this Agreement occurs and payable at such time as the Incentive Bonus would ordinarily be paid.

c. Without Cause or for Good Reason. If the Executive's employment is terminated by the Company without Cause or by the Executive for Good Reason, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for: (i) the Accrued Obligations; (ii) the Earned Incentive Bonus; and (iii) a monthly amount equal to one-twelfth of the Executive's Annual Base Salary, payable for a period of **six** months; provided that the first two monthly payments under this subsection (iii) shall accrue from the date of Executive's termination but shall not be payable until sixty (60) days following the date of Executive's termination (the "**Severance Payment**s").

d. Change of Control. If the Executive's employment is terminated upon a Change of Control as contemplated in Section 3.d., the Company shall have no further payment obligations to the Executive or his legal representatives, other than for (i) the Accrued Obligations; and (ii) the Earned Incentive Bonus.

e. Notwithstanding any purported limitation of the obligations of the Company in this Section 4, nothing herein shall be deemed to be a waiver or release by any party of their rights and obligations contained in the Company's Limited Liability Company Operating Agreement (the "Operating Agreement"), among the Company, Executive and the other members of the Company. Furthermore, any and all payments, benefits and other rights of the Company or Executive and related obligations arising in connection with Executive's ownership of equity of the Company shall be governed by the governing documents of the Company and such rights shall not be deemed to be merged into, waived under, or otherwise adversely impacted by any provision of this Agreement.

5. FULL SETTLEMENT; MITIGATION; RELEASE

The Severance Payment and Earned Incentive Bonus obligations of the Company described in Section 4 above are subject to Executive's delivery and nonrevocation of an executed, effective release substantially in the form attached hereto as Exhibit A prior to the first Severance Payment.

6. CONFIDENTIAL INFORMATION

a. The Executive acknowledges that the Company and its affiliates have trade, business and financial secrets and other confidential and proprietary information (collectively, the "**Confidential Information**"). "Confidential Information" includes sales materials, technical information, processes and compilations of information, records, specifications and information concerning customers or vendors, financial information, manuals, customer lists, information regarding methods of doing business, and other. "Confidential Information" shall not include (i) information that is generally known to other persons or entities who can obtain economic value from its disclosure or use and (ii) information required to be disclosed by the Executive pursuant to a subpoena or court order, or pursuant to a requirement of a governmental agency or law of the United States of America or a state thereof or any governmental or political subdivision; provided, however, that the Executive shall take all reasonable steps to prohibit disclosure pursuant to subsection (ii) above.

b. Each of the Executive and the Company has divulged, and herein promises to continue to divulge during Executive's employment with the Company, appropriate Confidential Information to one another as of the effective date of this Agreement, and from time to time thereafter as such appropriate Confidential Information arises.

c. During and following the Executive's employment by the Company for the Restricted Period (as defined below) or for so long as the Executive remains a member of the Company, whichever is later, the Executive shall hold in confidence and not directly or indirectly disclose or use or copy or make lists of any Confidential Information or proprietary data of the Company or its affiliates except to the extent authorized in writing by Series A Manager or required by any court or administrative agency, other than to an executive of the Company or its affiliates or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as an employee of the Company.

d. The Executive further agrees not to use any Confidential Information for the benefit of any person or entity other than the Company or its affiliates during the Restricted Period.

7. RESPONSIBILITIES UPON TERMINATION

Upon the termination of his employment by the Company for whatever reason and irrespective of whether or not such termination is voluntary on his part:

a. The Executive shall advise the Company of the identity of his new employer within ten (10) days after accepting new employment and further agrees to keep the Company so advised of any change in employment during the Restricted Period set forth in Section 9 hereof;

b. The Company in its sole discretion may notify any new employer of the Executive that he has an obligation not to compete with the Company during such term;

c. The Executive shall deliver to the Company any and all records, forms, contracts, memoranda, work papers, customer data and any other documents which have come into his possession by reason of his employment with the Company (including the Company's direct and indirect subsidiaries), irrespective of whether or not any of said documents were prepared for him, and he shall not retain memoranda in respect of or copies of any of said documents; and

d. The Executive shall participate in an exit interview with the Company, if requested.

8. SUCCESSORS

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all the assets of the Company, by merger or otherwise, subject, however, to the Executive's right to terminate this Agreement for Good Reason as provided in Section 3.c., and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. All representations, warranties, covenants, terms, conditions and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the Company and Executive. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by the Executive without the prior written consent of the Company.

9. NON-COMPETITION

The provisions of this Section 9 are in consideration for (i) the Company's promise in Section 6 to continue to make appropriate Confidential Information available to the Executive during the term of Executive's employment by the Company and (ii) the amounts paid to Executive by the Company on or prior to the date hereof.

a. The term of Non-Competition (herein called the "**Restricted Period**") shall be for a term beginning on the Effective Date hereof and continuing until the later of, either (i) the two year anniversary of the date of termination if the Executive's employment is terminated by the Company for Cause or due to Disability or by the Executive without Good Reason or termination or non-renewal by the Executive at the end of the Employment Period, or (ii) the one year anniversary of the date of termination if the Executive's employment is terminated by the Company without Cause (and not due to Disability) or upon a Change of Control or by the Executive for Good Reason or termination or non-renewal by the Company at the end of the Employment Period.

b. During the Restricted Period, the Executive shall not (other than for the benefit of the Company or its affiliates pursuant to this Agreement) directly or indirectly, render services to, assist, participate in the affairs of, or otherwise be connected with, any person or enterprise (other than the Company), which person or enterprise is engaged in, or is planning to engage in, and shall not personally engage in, any business that is in any respect competitive with the Business of the Company, with respect to any products of the Company or any New Product (as defined herein) in any capacity in Europe, Canada, Mexico and the United States. Notwithstanding the foregoing, the Company agrees that the Executive may own less than five percent of the outstanding voting securities of any publicly traded company that is a competing business so long as the Executive does not otherwise participate in such competing business in any way prohibited by the preceding clause.

c. During the Restricted Period, Executive will not, and will not permit any of his affiliates to, directly or indirectly, recruit or otherwise solicit or induce any employee, customer, subscriber or supplier of the Company to terminate its employment or arrangement with the Company, otherwise change its relationship with the Company in a manner adverse to the Company or establish any relationship with the Executive or any of his affiliates for any business purpose deemed competitive with the business of the Company.

d. The Executive acknowledges that the geographic boundaries, scope of prohibited activities, and time duration of the preceding paragraphs are reasonable in nature and are no broader than are necessary to maintain the goodwill of the Company and its affiliates and the confidentiality of their Confidential Information, and to protect the other legitimate business interests of the Company and its affiliates.

e. If any court determines that any portion of this Section 9 is invalid or unenforceable, the remainder of this Section 9 shall not thereby be affected and shall be given full effect without regard to the invalid provisions. If any court construes any of the provisions of this Section 9, or any part thereof, to be unreasonable because of the duration or scope of such provision, such court shall have the power to reduce the duration or scope of such provision and to enforce such provision as so reduced.

f. As used in this Section 9, (i) "Company" shall include Company and any of its direct or indirect subsidiaries, and (ii) "New Product" shall refer to any product or service that is or was subject to active consideration or review by the Board prior to the date of termination; *provided* that, any such New Product that is not implemented or developed into an actual product or service during the twelve (12) month period following the date of termination shall cease to be a New Product following such twelve (12) month period.

10. INVENTIONS; ASSIGNMENT

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the Company's Business, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that the Executive may discover, invent or originate during the Employment Period, either alone or with others and whether or not during working hours or by the use of the facilities of the Company ("**Inventions**"), shall be the exclusive property of the Company. The Executive shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem necessary to protect or perfect its rights therein, and shall assist the Company, at the Company's expense, in obtaining, defending and enforcing the Company's rights therein. The Executive hereby assigns such rights to Inventions and other intellectual property and appoints the Company, as his attorney-in-fact to execute on his behalf any assignments or other documents deemed necessary by the Company to protect or perfect its rights to any Inventions.

11. MISCELLANEOUS

a. Construction. This Agreement shall be deemed drafted equally by both the parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) "and" and "or" are each used both conjunctively and disjunctively; (c) "any," "all," "each," or "every" means "any and all," and "each and every"; (d) "includes" and "including" are each "without limitation"; (e) "herein," "hereof," "hereunder" and other similar compounds of the word "here" refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

b. Notices. Any notice, demand, request or other communication given hereunder to any party, shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular, certified or overnight mail, addressed or telecopied, as the case may be, as follows:

If to the Executive:

RoyaltyTraders LLC
1053 East Whitaker Mill Rd, Suite 115,
Raleigh, NC 27604
Attention: Sean Peace

If to the Company:

RoyaltyTraders LLC
1053 East Whitaker Mill Rd, Suite 115,
Raleigh, NC 27604

or to such other address as the addressee may have designated by notice to the addressor. All such notices, requests, demands and other communications shall be deemed to have been received: (i) in the case of personal delivery, on the date of such delivery; (ii) if mailed, three (3) days after being mailed as described above; or (iii) in the case of email transmission, when confirmed by email of receipt.

c. Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

d. Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges, which it is from time to time, required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of such withholding shall arise.

e. No Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at any time.

f. Equitable Relief. The Executive acknowledges that money damages would be both incalculable and an insufficient remedy for a breach of Section 6, 7, 8, 9 or 10 by the Executive and that any such breach would cause the Company irreparable harm. Accordingly, the Company, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting of bond or other security, to equitable relief, including injunctive relief and specific performance, in connection with a breach of Section 6, 7, 8, 9 or 10 by the Executive.

g. Complete Agreement. This Agreement, together with any applicable agreements and instruments evidencing the stock ownership of Executive between the Executive and the Company, constitutes the entire and complete understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous oral and written agreements, representations and understandings between the Executive and the Company, or its affiliates and subsidiaries, which are hereby terminated. Other than as expressly set forth herein, the Executive and the Company acknowledge and represent that there are no other promises, terms, conditions or representations (oral or written) regarding any matter relevant hereto. This Agreement may be executed in two or more counterparts.

h. Survival. Sections 4, 5, 6, 7, 8, 9, 10, and 11 of this Agreement shall survive the termination of this Agreement.

i. Choice of Law. This Agreement and the rights and obligations hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without reference to principles of conflicts of law of Delaware or any other jurisdiction, and, where applicable, the laws of the United States.

j. Amendment. This Agreement may not be amended or modified at any time except by a written instrument approved by the Board and executed by the Company and the Executive.

k. Executive Acknowledgment. Executive acknowledges that he has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his own judgment.

l. Section 409A. This Agreement is intended to be written, administered, interpreted and construed in a manner such that no payment or benefits provided under the Agreement become subject to (a) the gross income inclusion set forth within Section 409A(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") or (b) the interest and additional tax set forth within Section 409A(a)(1)(B) of the Code (collectively, "Section 409A Penalties"), including, where appropriate, the construction of defined terms to have meanings that would not cause the imposition of Section 409A Penalties. The severance payments payable to Executive pursuant to this Agreement shall be made in reliance upon Treasury Regulation Section 1.409A-1(b)(4) (relating to short-term deferrals). However, to the extent any such payments are treated as "non-qualified deferred compensation" subject to Section 409A of the Code, and if Executive is deemed at the time of his separation from service to be a "specified employee" for purposes of Section 409A(a)(2)(B)(i) of the Code, then to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive's termination benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive's separation from service or (ii) the date of Executive's death. Upon the earlier of such dates, all payments deferred pursuant to this Section shall be paid in a lump sum to Executive. The determination of whether Executive is a "specified employee" for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of his separation from service shall be made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treasury Regulation Section 1.409A-1(i) and any successor provision thereto). For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that Executive may be eligible to receive under this Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment. In-kind benefits and reimbursements provided under this Agreement during any tax year of the Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Executive and are not subject to liquidation or exchange for another benefit. Reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be made to Executive as soon as administratively practicable following such submission in accordance with the Company's policies regarding reimbursements, but in no event later than the last day of Executive's taxable year following the taxable year in which the expense was incurred. In no event shall Executive be entitled to any reimbursement payments after the last day of Executive's taxable year following the taxable year in which the expense was incurred. This Section shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Executive.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from the Board, the Company has caused this Agreement to be executed in its name on its behalf, as of the day first written above.

/s/ Sean Peace
Sean Peace

AGREED AND ACCEPTED:

RoyaltyTraders LLC

By: */s/ Alex Guiva*
Name: Alex Guiva
Title: Member of the Manager of RoyaltyTraders LLC

Exhibit A

FORM OF GENERAL RELEASE

In exchange for good and valuable consideration set forth in that certain Employment Agreement (the "**Employment Agreement**") between Sean Peace ("**Employee or Executive**") and RoyaltyTraders LLC, a Delaware limited liability company (the "**Company**"), the sufficiency of which such consideration is hereby acknowledged, Employee, on behalf of himself, his executors, heirs, administrators, assigns and anyone else claiming by, through or under Employee, irrevocably and unconditionally, fully and forever, releases and discharges the Company, its Subsidiaries (as defined in the Employment Agreement) and each of their respective predecessors, successors and related and affiliate entities, including, without limitation, direct and indirect parents and subsidiaries, and each of their respective directors, officers, stockholders, members, partners, employees, attorneys, insurers, employee benefit plans, fiduciaries, agents and representatives (collectively, the "**Released Parties**"), from, and with respect to, any and all debts, demands, actions, causes of action, suits, covenants, contracts, wages, bonuses, damages and any and all claims, demands, liabilities, and expenses (including, without limitation, attorneys' fees and costs) whatsoever of any name or nature both in law and in equity (severally and collectively, "**Claims**"), to the extent waivable under applicable law, that Employee now has or ever had against any of the Released Parties by reason of any matter, cause or thing that has happened, developed or occurred, and any Claims that have arisen, before the signing of this Release, including but not limited to, any and all Claims (i) in tort or contract, whether by statute or common law, (ii) relating to salary, wages, bonuses and commissions, the breach of an oral or written contract, unjust enrichment, promissory estoppel, misrepresentation, defamation, and interference with prospective economic advantage, interference with contract, wrongful termination, intentional and negligent infliction of emotional distress, negligence, breach of the covenant of good faith and fair dealing, and/or (iii) arising out of, based on, or in connection with the Employment Agreement, Employee's employment by the Company (or any of its direct or indirect affiliates, parents or subsidiaries or any other Released Parties) or the termination of that employment, including, without limitation, any Claims for unlawful employment discrimination of any kind, whether based on age, race, sex, disability or otherwise, including specifically and without limitation, Claims arising under or based on Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination In Employment Act of 1967, as amended, the Civil Rights Act of 1991, the Family and Medical Leave Act, the Americans with Disabilities Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, the Equal Pay Act of 1963, in each case as amended, and any other local, state or federal equal employment opportunity or anti-discrimination law, statute, policy, order, ordinance or regulation relating to employment matters, but subject in all respects to the limitations set forth in the next to the last paragraph of this Release. For the avoidance of doubt, Employee hereby acknowledges and agrees that Employee hereby, irrevocably and unconditionally, fully and forever waives and releases any rights that he may have pursuant to the Employment Agreement except to the extent set forth in the next to the last paragraph of this Release.

Employee hereby knowingly and voluntarily waives and releases all rights and claims, known or unknown, arising under the Age Discrimination In Employment Act of 1967, as amended, which he might otherwise have had against the Company or any of the other Released Parties regarding any actions which occurred prior to the date that Employee signed this Release, except that Employee is not prevented from cooperating in an investigation by the Equal Employment Opportunity Commission ("**EEOC**") or from filing an EEOC charge other than for personal relief.

Employee hereby acknowledges that Employee may hereafter discover claims or facts in addition to or different from those which Employee now knows or believes to exist with respect to the subject matter of this Release and which, if known or suspected at the time of executing this Release, may have materially affected Employee's decision to enter into this Release. Nevertheless, Employee expressly waives any Claim, to the extent waivable under applicable law, that might arise as a result of such different or additional claims or facts, and Employee hereby acknowledges, understands and agrees that this Release extends to all Claims, whether known or unknown, suspected or unsuspected. Employee further expressly waives and releases any rights and benefits which he has or may have under any law or rule of any jurisdiction pertaining to the matters released herein and expressly waives and releases any and all rights and benefits conferred upon Employee by the provisions of any law or rule of any jurisdiction designed to prevent the waiver of unknown claims.

It is the intention of Employee through this Release and with the advice of counsel to fully, finally and forever settle and release the Claims set forth above. In furtherance of such intention, the releases herein given shall be and remain in effect as full and complete releases of such matters notwithstanding the discovery of any additional claims or facts relating thereto.

Employee warrants and represents that Employee has not assigned or transferred to any person or entity any of the Claims released by this Release, and Employee agrees to defend (by counsel of the Company's (or any successor or assign thereof) choosing), and to indemnify and hold harmless, the Released Parties from and against any claims based on, in connection with, or arising out of any such assignment or transfer made, purported or claimed.

Notwithstanding anything to the contrary in this Release or the Employment Agreement, the foregoing release shall not cover, and Employee does not intend to release, (i) the rights of Employee to receive from the Company earned but unpaid base salary compensation, accrued but unpaid expense reimbursement and other Accrued Obligations pursuant to the Employment Agreement, (ii) the obligations of the Company to pay the Severance Payments (as defined in the Employment Agreement), (iii) if available, the rights of Employee and his family to COBRA coverage and premium and fees payments and the continuation of benefits as provided in the Employment Agreement; (iv) any rights of indemnification or to advancement of expenses, whether under the Employment Agreement and/or the Company's certificate of incorporation, organization or formation, as amended (the "**Certificate**"), or regulations, bylaws or company agreement, as amended (the "**Company Agreement**"), as applicable, or otherwise; (v) any rights of Executive as a stockholder or holder of other securities; or (vi) the rights of Executive under the Certificate, the Company Agreement, any restricted stock agreement or other agreement or instrument governing Executive's ownership or right to acquire ownership in the Company. Employee further acknowledges that the Company's obligations under the Certificate and the Company Agreement are conditioned upon the receipt by the Company of an undertaking by Employee to repay the amount if it shall be determined by a court of competent jurisdiction that Employee is not entitled to be indemnified by the Company under the Certificate or the Company Agreement.

EMPLOYEE HAS READ THIS RELEASE AND BEEN PROVIDED A FULL AND AMPLE OPPORTUNITY TO STUDY IT, AND EMPLOYEE UNDERSTANDS THAT THIS IS A FULL, COMPREHENSIVE AND GENERAL RELEASE AND INCLUDES ANY CLAIM UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT. EMPLOYEE ACKNOWLEDGES THAT EMPLOYEE HAS BEEN ADVISED IN WRITING TO CONSULT WITH LEGAL COUNSEL BEFORE SIGNING THIS RELEASE AND THE EMPLOYMENT AGREEMENT, AND EMPLOYEE HAS CONSULTED WITH AN ATTORNEY. EMPLOYEE WAS GIVEN A PERIOD OF AT LEAST TWENTY-ONE DAYS TO CONSIDER SIGNING THIS RELEASE, AND EMPLOYEE HAS SEVEN DAYS FROM THE DATE OF SIGNING TO REVOKE EMPLOYEE'S ACCEPTANCE BY DELIVERING TIMELY NOTICE OF HIS REVOCATION TO THE BOARD OF DIRECTORS OF THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. EMPLOYEE IS SIGNING THIS RELEASE VOLUNTARILY, WITHOUT COERCION, AND WITH FULL KNOWLEDGE THAT IT IS INTENDED, TO THE MAXIMUM EXTENT PERMITTED BY LAW, AS A COMPLETE AND FINAL RELEASE AND WAIVER OF ANY AND ALL CLAIMS (TO THE EXTENT WAIVABLE UNDER APPLICABLE LAW). EMPLOYEE ACKNOWLEDGES AND AGREES THAT THE PAYMENTS SET FORTH IN THE EMPLOYMENT AGREEMENT ARE CONTINGENT UPON EMPLOYEE SIGNING THIS RELEASE AND WILL BE PAYABLE ONLY IF AND AFTER THE REVOCATION PERIOD HAS EXPIRED.

[SIGNATURE PAGE TO FOLLOW]

Employee has read this Release, fully understand it and freely and knowingly agree to its terms.

Dated this 6th day of May, 2021.

____

Sean Peace

AGREED AND ACCEPTED:

RoyaltyTraders LLC

By:
Name: Alex Guiva
Title: Member of the Manager of RoyaltyTraders LLC

RoyaltyTraders, LLC
d/b/a SongVest

Financial Statements

As of December 31, 2021 and for the Period from
March 18, 2021 (Inception) through December 31, 2021


armanino

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1 - 2
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11



INDEPENDENT AUDITOR'S REPORT

To the Members of
RoyaltyTraders, LLC
d/b/a SongVest
Raleigh, North Carolina

Opinion

We have audited the accompanying financial statements of RoyaltyTraders, LLC (a Delaware limited liability company) d/b/a SongVest (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the period from March 18, 2021 (inception) through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RoyaltyTraders, LLC d/b/a SongVest as of December 31, 2021, and the results of its operations and its cash flows for the period from March 18, 2021 (inception) through December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RoyaltyTraders, LLC d/b/a SongVest and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.


MOORE
An independent firm
associated with Moore
Global Network Limited

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RoyaltyTraders, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RoyaltyTraders, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Armanino LLP

Armanino LLP
St. Louis, Missouri

April 28, 2022

RoyaltyTraders, LLC
d/b/a SongVest
Balance Sheet
December 31, 2021

ASSETS

Current assets		
Cash	$	239,624
Restricted cash		47,264
Receivable-employee		5,099
Music royalty advances		92,107
Total current assets		384,094
Software- website development		74,929
Total assets	$	459,023

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable	$	111,574
Escrow payable		47,124
Accrued interest		3,390
Total current liabilities		162,088
Due to related parties, net		288,151
Total liabilities		450,239
Commitment and contingencies		
Members' equity		8,784
Total liabilities and members' equity	$	459,023

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statement of Operations
For the Period from March 18, 2021 (inception) through December 31, 2021

Revenue	$ 204,092
Operating expenses	703,425
Loss from operations	(499,333)
Interest expense	(4,383)
Net loss	$ (503,716)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statement of Changes in Members' Equity
For the Period from March 18, 2021 (inception) through December 31, 2021

Balance, March 18, 2021	$ -
Capital contributions	500,000
Warrant issuance	12,500
Net loss	(503,716)
Balance, December 31, 2021	$ 8,784

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statement of Cash Flows
For the Period from March 18, 2021 (inception) through December 31, 2021

Cash flows from operating activities	
Net loss	$ (503,716)
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization of debt discount	651
Changes in operating assets and liabilities	
Receivable-employee	(5,099)
Music royalty advances	(92,107)
Accounts payable	112,661
Escrow payable	46,037
Accrued interest	3,390
Net cash used in operating activities	(438,183)
Cash flows from investing activities	
Payments for software and website development	(74,929)
Net cash used in investing activities	(74,929)
Cash flows from financing activities	
Capital contributions	500,000
Proceeds from debt issued to related party	287,500
Proceeds from issuance of warrant	12,500
Net cash provided by financing activities	800,000
Net increase in cash, cash equivalents and restricted cash	286,888
Cash, cash equivalents and restricted cash, beginning of period	-
Cash, cash equivalents and restricted cash, end of period	$ 286,888
Cash, cash equivalents and restricted cash consisted of the following:	
Cash	$ 239,624
Restricted cash	47,264
	$ 286,888

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$ 342

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
December 31, 2021

1. NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the "Company") acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for music right owners to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Software - website development

Website development is recorded at cost and has not yet been placed in service. Amortization of this asset commenced once the website is finished and placed in service.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as inccured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company's taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $137,451 for the period ended December 31, 2021.

Subsequent events

The Company evaluated all subsequent events through April 28, 2022, the date the financial statements were available to be issued.

3. MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of December 31, 2021.

4. PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of five years.

Property and equipment consisted of the following:

Software - website development	$ 74,929

5. NOTES PAYABLE- RELATED PARTY

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $12,500 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. The convertible note bears interest at 12.5% and matures on November 23, 2023. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The Company had an option to convert on March 31, 2022 without qualified financing which subsequent to year-end was extended through July 31, 2022.

The Company early adopted the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Accordingly, management evaluated the conversion feature of the note for embedded derivatives and application of the substantial premium model of accounting of debt. Separate accounting for the conversion feature of this note placement is not required. The placement resulted in a discount to the note balance of $12,500. During 2021, the Company recognized $4,041 in interest cost, consisting of $3,390 of principal interest and $651 of discount amortization resulting in an effective interest rate of 12.86%. The remaining discount will be amortized through November, 2023.

The net carrying amount of the note was as follows:

Note payable, related party	$	300,000
Discount on note payable - related party		(11,849)
	$	288,151

The future maturities of the related party note payable are as follows:

Year ending December 31,		
2022	$	-
2023		300,000

6. WARRANT

In November 2021, in conjunction with the promissory note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling .5% of the fully-diluted membership interests in the Company on the date of exercise. Subsequent to year-end, in conjunction with the conversion option extension on the promissory note placement, the common units subject to purchase was increased to be equal to 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company's estimated fair value of $12,500 as a component of equity. The exercise price for the warrant units is $0.01, and the warrants are excercisable at any time for a term with no ending date.

7. MEMBERS' EQUITY

The Company had the following equity balances:

Series A Units, 1,500,000 units authorized; 500,000 units issued	$	500,000
Common Units, 3,500,000 units authorized; 2,000,000 units issued		-
Series B, 300,000 units authorized, 222,201 units issued		-
Warrant		12,500
Accumulated deficit		(503,716)
	$	8,784

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributions above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

8. MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 300,000 Series B Units. The Series B units are designated "profits interests" within the meaning of the Internal Revenue Service's Revenue Procedures 93-27 and 2001-43. The time-based service condition period of the units is four years and the units also contain a performance condition requiring a change-of-control event to vest. Due to the performance condition not being probable as of the date of the financial statements, the Company has not recorded any expense for the Series B Units issued. The 222,201 units issued during 2021 have a service-related period vesting through June, 2025.

9. CONCENTRATIONS

The Company recognized approximately 21% of its revenue from two brokered royalty transactions during 2021.

10. RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company's management, none of these matters will have a significant effect on the Company's financial position.

11. SUBSEQUENT EVENTS

On March 29, 2022, the Company closed an issuance of 55,549 Common Units for the amount of $200,000.

	Common	%	Investment			Option Pool Series B		
			$500,000			340,910	12.00%	
	Common		Series A	All Total	%	Series B	Total	%
Sean Peace	1,800,000	90%	20,100	1,820,100	73%		1,820,100	64.07%
Alex Guiva			250,000	250,000	10%		250,000	8.80%
Ryan Stotland			129,900	129,900	5%		129,900	4.57%
Todd Mulder			100,000	100,000	4%		100,000	3.52%
Ted Zorbas								
SAFE								
Roy D'Souza	25,000	1.3%		25,000	1.0%		25,000	0.88%
Justin Proulx	125,000	6.3%		125,000	5.0%		125,000	4.40%
Dominic	25,000	1.3%		25,000	1.0%		25,000	0.88%
Cristian Larrosa	25,000	1.3%		25,000	1.0%		25,000	0.88%
Option Pool 10%				-		3,159	3,159	0.11%
Paige Reese				-		111,100	111,100	3.91%
Justin Proulx				-		55,550	55,550	1.96%
Zac Anderson				-		55,550	55,550	1.96%
Vincent Searcy				-		55,551	55,551	1.96%
Ben				-		15,000	15,000	0.53%
Jesse				-		15,000	15,000	0.53%
Drew						15,000	15,000	0.53%
Brian						15,000	15,000	0.53%
New Stock	2,000,000		500,000			340,910		
Total	2,000,000			2,500,000		340,910	2,840,910	
					90%			
				340,910	12%			

	Series C - Up to $500 $10M Valuation				2% Common Unit Warrants			
	$ 10,000,000	Per Unit	3.52		$ 0.01	Per Unit		
	Investment	Series C	Total	%	Cost	Warrants	Total	%
Sean Peace			1,820,100	62.81%			1,820,100	61.56%
Alex Guiva			250,000	8.63%	$591	59,137	309,137	10.45%
Ryan Stotland			129,900	4.48%			129,900	4.39%
Todd Mulder			100,000	3.45%			100,000	3.38%
Ted Zorbas	$200,000	56,818	56,818	1.96%			56,818	1.92%
SAFE								
Roy D'Souza			25,000	0.86%			25,000	0.85%
Justin Proulx			125,000	4.31%			125,000	4.23%
Dominic			25,000	0.86%			25,000	0.85%
Cristian Larrosa			25,000	0.86%			25,000	0.85%
Option Pool 10%			3,159	0.11%			3,159	0.11%
Paige Reese			111,100	3.83%			111,100	3.76%
Justin Proulx			55,550	1.92%			55,550	1.88%
Zac Anderson			55,550	1.92%			55,550	1.88%
Vincent Searcy			55,551	1.92%			55,551	1.88%
Ben			15,000	0.52%			15,000	0.51%
Jesse			15,000	0.52%			15,000	0.51%
Drew			15,000	0.52%			15,000	0.51%
Brian			15,000	0.52%			15,000	0.51%
New Stock		56,818		0.00%		59,137		0.00%
Total			2,897,728				2,956,865	

	Series D(1) - Up to $750K on $10M Valuation				Series D(2) - Up to $5M (less $750K) on $20M Valuation			
	$ 15,000,000	Per Unit	5.07		$ 20,000,000	Per Unit	6.76	
	Investment	Series D(1)	Total	%	Investment	Series D(2)	Total	%
Sean Peace			1,820,100	58.62%			1,820,100	48.76%
Alex Guiva			309,137	9.96%			309,137	8.28%
Ryan Stotland			129,900	4.18%			129,900	3.48%
Todd Mulder			100,000	3.22%			100,000	2.68%
Ted Zorbas			56,818	1.83%			56,818	1.52%
SAFE	$750,000	147,843	147,843	4.76%	$4,250,000	628,334	776,177	20.79%
Roy D'Souza			25,000	0.81%			25,000	0.67%
Justin Proulx			125,000	4.03%			125,000	3.35%
Dominic			25,000	0.81%			25,000	0.67%
Cristian Larrosa			25,000	0.81%			25,000	0.67%
			-					
Option Pool 10%			3,159	0.10%			3,159	0.08%
Paige Reese			111,100	3.58%			111,100	2.98%
Justin Proulx			55,550	1.79%			55,550	1.49%
Zac Anderson			55,550	1.79%			55,550	1.49%
Vincent Searcy			55,551	1.79%			55,551	1.49%
Ben			15,000	0.48%			15,000	0.40%
Jesse			15,000	0.48%			15,000	0.40%
Drew			15,000	0.48%			15,000	0.40%
Brian			15,000	0.48%			15,000	0.40%
New Stock		147,843		0.00%		628,334		0.00%
Total			3,104,709	100.00%			3,733,042	100.00%

Simplified Org Chart - *italics indicate outside agency/contacts*



Board of Directors
CEO
CFO
COO
CMO
VP, Sales
Biz Dev
Royalty Analyst
Client Support
Digital Marketing
Sellers
Outside Sales Rep
North Capital
CrowdCheck
Royalty Payers
Vertalo
Dwolla
Web Developer
CrowdCheck
Dalmore
Royalty Payers
El Dorado/DNA

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

ROYALTYTRADERS LLC
CONVERTIBLE PROMISSORY NOTE
NOVEMBER 23, 2021

FOR VALUE RECEIVED, RoyaltyTraders LLC, a Delaware limited liability company (the "***Company***"), promises to pay to each person identified as an "Investor" on the signature page to this Note (such person, or his, her or its registered assigns ("***Investor***")), in lawful money of the United States of America in total principal amount advanced by Investor, up to a total maximum amount of Three Hundred Thousand Dollars ($300,000.00), together with simple interest from the date of the Investor's advance under this Convertible Promissory Note (this "***Note***") on the unpaid principal balance at an interest rate equal to 12.5% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then accrued but unpaid interest and other amounts payable hereunder, will be due and payable on the Maturity Date (defined below).

This Note is issued by the Company and governed by a note purchase agreement (the "***Note Purchase Agreement(s)***") between the Company and each Investor that becomes a party to this Note.

The following is a statement of the rights of each Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Payments***.

(a) *Payment upon Maturity*. If this Note has not been converted (as provided in Section 4(a), 4(b) or 4(c)), then the sum of (i) the outstanding principal amount of this Note, plus (ii) all accrued but unpaid interest, plus (iii) all other amounts accrued under this Note, will be due and payable in full on the Maturity Date.

(b) *Voluntary Prepayment*. This Note may be prepaid, in whole or in part, without the prior written consent of the Requisite Holders (defined below) at any time before March 31, 2022; and thereafter, may not be prepaid without the prior written consent of the Requisite Holders.

(c) *Payment upon a Liquidation Event.* In the event of a Liquidation Event (defined below) prior to the repayment or conversion of this Note in accordance with the terms set forth herein, Investor will be entitled to receive proceeds of such Liquidation Event in an amount equal to the outstanding principal amount of this Note, plus all accrued but unpaid interest.

2. ***Events of Default***. The occurrence of any of the following will constitute an "***Event of Default***" under this Note and the Note Purchase Agreement:

(a) *Failure to Pay*. The Company fails to pay (i) any principal payment on the date due or (ii) any interest payment or other payment required under the terms of this Note on the date due, and, in either case, such payment has not been made within ten (10) business days of the Company's receipt of written notice from the Majority Holders to the Company of such failure to pay;

(b) *Breach of Covenants.* The Company fails to observe or perform any other covenant, obligation, condition or agreement contained in this Note or any Note Purchase Agreement (other than failure to pay any amounts when due under the Note, which is addressed in Section 2(a) above) and such failure continues for ten (10) business days after the Company's receipt of written notice to the Company of such failure;

(c) *Representations and Warranties.* Any representation, warranty or certificate made or furnished by or on behalf of the Company to Investor in his, her or its Note Purchase Agreement, is materially false, incorrect, incomplete or misleading when made or furnished;

(d) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company (i) makes a general assignment for the benefit of its creditors or (ii) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consents to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or

(e) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect will be commenced and an order for relief entered or such proceeding is not be dismissed or discharged within ninety (90) days of commencement.

3. ***Rights of Investor upon Default***. Upon the occurrence of any Event of Default, after any applicable cure periods, and during the continuance of such Event of Default, the Requisite Holders may, by written notice to the Company, declare all outstanding principal and accrued and unpaid interest payable by the Company hereunder to be immediately due and payable, unless such Event of Default has been waived in accordance with the provisions hereof or the Note Purchase Agreement.

4. ***Conversion***.

(a) *Automatic Conversion on a Qualified Financing.* If a Qualified Financing (defined below) occurs on or prior to the Maturity Date and no Event of Default has occurred or is continuing, then the full outstanding principal amount of this Note and all accrued unpaid interest on this Note will automatically convert into Class A Units at the Conversion Ratio.

(b) *Optional Conversion without Qualified Financing.* If the Company has not entered into a Qualified Financing on or before March 31, 2022 and this Note remains outstanding as of such date, then after such date, the Requisite Holders may, by written notice to the Company delivered at any time not less than five (5) business days prior to the Maturity Date, require the Company to issue to Investor (and take any actions necessary to authorize the issuance of) Class A Units in conversion of the full outstanding principal amount of this Note and all accrued unpaid interest on this Note at the Conversion Ratio.

(c) *Conversion in connection with a Liquidity Event.* The Company shall provide written notice to each Investor not less than ten (10) business days prior to the closing date of a Liquidation Event, which notice shall include a summary of the terms of such Liquidation Event, including the proceeds that would be payable to Investor if the Note were converted to Class A Units. Each Investor may, by written notice to the Company delivered not less than five (5) business days prior to the Liquidation Event, require the Company to issue to Investor (and take any actions necessary to authorize the issuance of) Class A Units in conversion of the full outstanding principal amount of this Note and all accrued unpaid interest on this Note at the Conversion Ratio.

(d) *Conversion Procedure.* Upon such conversion of this Note as provided in this Section 4, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other similarly positioned holders of Class A Units. Any conversion of this Note pursuant to Section 4(a), 4(b) or 4(c) will be deemed to have been made upon the satisfaction of all of the conditions set forth in this Section 4(d) and on and after such date the persons entitled to receive the Class A Units issuable upon such conversion will be treated for all purposes as the record holder of such Class A Units.

5. ***Most Favored Nations; Future Issuances***. From the date hereof until such time as this Note is converted into Class A Units (as provided in Section 4) or paid in full, in the event that (A) the Company issues any convertible notes, convertible equity certificates or similar instruments that have rights, preferences or privileges that are more favorable than the terms of the Notes (including any rights, preferences or privileges that are added to the Notes in any subsequent closing), the Company shall provide equivalent rights to the Investors with respect to the outstanding Notes (with appropriate adjustment for economic terms or other contractual rights acceptable to the Majority Holders).

6. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

"***Affiliate***" has the meaning given to it in Rule 144 promulgated under the Securities Act.

"***Conversion Ratio***" means, initially $1.00 for each Class A Unit, as may be adjusted pursuant to Section 5.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

"***Excluded Entity***" means an entity of which the holders of voting securities of the Company outstanding immediately prior to such transaction are the direct or indirect holders of voting securities representing at least a majority of the votes entitled to be cast by all of such entity's voting securities outstanding immediately after such transaction.

"***Investor***" means each person who makes an advance pursuant to this Note, or any person who at the relevant time, is the registered holder of this Note.

"***Liquidation Event***" means (i) a sale of all or substantially all of the Company's assets other than to an Excluded Entity, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another entity other than an Excluded Entity, or (iii) the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Company's then outstanding voting securities; provided, however, that a transaction will not constitute a Liquidation Event if its purpose is to (A) change the jurisdiction of the Company's organization, (B) create a holding company that will be owned in substantially the same proportions by the Persons who hold the Company's securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Company's Board of Managers.

"***Maturity Date***" means two (2) years from the date first set forth above.

"***Qualified Financing***" means the next transaction (or series of related transactions) following the date of this Agreement in which the Company issues equity securities and from which the Company receives aggregate gross proceeds of not less than $25,000,000 (including the aggregate amount of debt securities and other convertible securities converted into equity securities of the Company (including this Note)).

"***Requisite Holders***" means holders of a majority of the principal amount then-outstanding under this Note.

"***Transaction Documents***" means this Note and the Note Purchase Agreement.

7. ***Miscellaneous***.

(a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.* Subject to the restrictions on transfer described in this Section 6(a), the rights and obligations of the Company and Investor will be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties; *provided that* (i) this Note and the rights and obligations hereunder may not be assigned or transferred by the Company without the prior written consent of the Requisite Holders and (ii) this Note and the rights and obligations hereunder may not be assigned or transferred by Investor without the prior written consent of the Company.

(b) *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders; provided, that Investor's consent will be required for any amendment that has a disproportionately adverse effect on Investor (it being agreed that an amendment or waiver of a provision will not be deemed to have a disproportionately adverse effect on Investor if such amendment or waiver applies to all then-outstanding Notes issued pursuant to the Note Purchase Agreements in the same fashion by its terms).

(c) *Notices*. All notices and other communications required or permitted hereunder will be in writing and will be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to Investor) or otherwise delivered by hand, messenger or courier service addressed:

(i) if to Investor, to Investor's address or electronic mail address as shown on the signature page hereto, as may be updated in accordance with the provisions of the Note Purchase Agreement; or

(ii) if to the Company, to the principal office of the Company to the attention of the President or at such other current address as the Company furnishes to Investor.

Each such notice or other communication will for all purposes of this Note be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via electronic mail, when sent to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then at the beginning of the recipient's next business day. In the event of any conflict between the Company's books and records and this Note or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

(d) *Action of Requisite Holders.* The Company agrees that it will provide a reasonably detailed written notice to all Investors not less than ten (10) business days in advance of any event that triggers consent or approval rights held by the Requisite Holders, including reasonable assistance in communications needed from time to time to solicit consent or approval of the Requisite Holders.

(e) *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment will be made in lawful tender of the United States.

(f) *Usury.* In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate will be deemed a payment of principal and applied against the principal of this Note.

(g) *Waivers.* Subject to Sections 2(a) and 2(b), the Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(h) *Governing Law.* This Note and all actions arising out of or in connection with this Note will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions that would result in the application of laws of another jurisdiction.

[*signature page follows*]

The Company has caused this note to be issued as of the date first set forth above, as amended from time to time by agreement with additional Investors.

ROYALTYTRADERS LLC
a Delaware limited liability company

By: Sean Peace
Name: Sean Peace
Title: President

Accepted and Agreed:

AMOUNT ADVANCED: $300,000.00 USD

DATE OF ADVANCE: November 23, 2021

INVESTOR (if an entity):

____
[ENTITY'S NAME]

By: ______________________________

Name: ______________________________

Title: ______________________________

INVESTOR'S ADDRESS:

____
____
Email: ______________________________

INVESTOR (if an individual):

Alex Guiva
ALEX GUIVA

INVESTOR'S ADDRESS:
3420 University Blvd
Dallas TX 75205

Email: shapion@gmail.com

ROYALTYTRADERS LLC
NOTE PURCHASE AGREEMENT

RoyaltyTraders LLC
1053 East Whitaker Mill Rd
Suite 115
Raleigh NC 27604

Dear Sirs:

The undersigned ("Investor," and collectively with the persons and entities entering into Note Purchase Agreements as part of this note offering, the "Investors") hereby agrees to purchase a Convertible Promissory Note issued by RoyaltyTraders LLC, a Delaware limited liability company (the "Company"), in the form attached hereto (the "Note," and collectively with Convertible Promissory Notes purchased by other Investors, the "Notes"), in consideration of committing to make an advance to the Company by paying cash in the amount set forth in an amendment to the Note executed and delivered by the Company and Investor or such other consideration of equivalent value as agreed between Investor and the Company. Investor understands that this Note Purchase Agreement (this "Agreement") is not binding upon the Company with respect to any particular Investor, unless and until accepted by a duly authorized representative of the Company.

1. Note Purchase. Subject to all of the terms and conditions hereof, the Company agrees to (i) issue and sell to Investor, and Investor agrees to advance to the Company as provided in the Note, the amount set forth in an amendment to the Note executed and delivered by the Company and Investor, and (ii) to issue to Investor, a warrant to purchase additional units of membership interest as provided in the attached agreement (the "Warrant Agreement"). The obligations of Investors to purchase the Note are several and not joint. For each Investor, the purchase of the Note will take place upon the later of the execution and delivery of this Note Purchase Agreement and the Note, by each of the Company and the Investor, by original signature as of the date hereof, and by amendment with respect to any Investor making such purchase after the date hereof.

2. *Payments Pro Rata*. All payments made by the Company under the Note will be applied ratably against the amounts advanced and interest accrued and all other amounts owing so as to maintain as near as possible the amount of debt owing to each Investor *pro rata* according to the original principal amount advanced by each Investor.

3. Representations and Warranties of Investor. Investor hereby represents and warrants to the Company as follows:

(a) (i) Investor has read and understands the terms of the Note; (ii) Investor can bear the economic risk of losing Investor's entire investment in the Note and can afford to hold the investment for an indefinite period of time; and (iii) Investor has such knowledge and experience in financial and business matters and experience in investments, and is capable of evaluating the merits and risks of the prospective investment in the Note;

(b) If Investor is an entity: (i) it is duly incorporated, organized or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation; (ii) the execution, delivery and performance by it of this Note Purchase Agreement are within its powers, have been duly authorized by all necessary corporate or other action on its behalf, require no action by or in respect of, or filing with, any government authorities, except as has been previously obtained and is in full force and effect, and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of its certificate of incorporation or other comparable organizational documents or any agreement, judgment, injunction, order, decree or other instrument to which Investor is a party or by which Investor or any of its properties is bound; and (iii) the address set forth below is Investor's true and correct mailing address;

(c) Investor understands that the Note has not been registered under the Securities Act of 1933, as amended (the "1933 Act") or any state securities laws in reliance on an exemption from registration, and Investor further understands that Investor is purchasing the Note without relying upon any offering literature. Investor understands further that the Note may be a restricted security as that term is defined in the 1933 Act, that the Note is an unregistered security, that for all practical purposes there is no public market for the Note (or the equity securities into which the Note may be convertible or the equity securities that may be acquired upon exercise under the Warrant Agreement (the "Conversion Securities")), and it is unlikely that any public market for the Note (or such Conversion Securities) will ever develop, that it cannot be expected that any lender will make a loan to Investor on the basis of taking the Note (or such Conversion Securities) as collateral for such loan;

(d) Investor has had an opportunity to review the Transaction Documents (defined below) and consult with legal and other advisors of Investor's choice and has either done so or chosen not to do so;

(e) The investment in the Note and the Warrant Agreement is being made solely for Investor's own account, for investment, and is not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof. Investor has no agreement or arrangement for any resale, distribution, subdivision, or fractionalization thereof; and the Note and the Warrant Agreement are not being acquired by Investor in the capacity of a nominee; and

(f) Investor acknowledges and is aware of the following:

(i) The Company has a short financial and operating history, and each of the Note and the Warrant Agreement (and the Conversion Securities) is a speculative investment that involves a high degree of risk of loss of Investor's entire investment in the Company;

(ii) Investor may have to hold the Note, the Warrant Agreement or the Conversion Securities indefinitely and it may not be possible for Investor to liquidate Investor's investment in the Company;

(iii) There can be no guarantee of the amount of or type of consideration, profit or loss, or cash payments or distributions to be realized, if any, as a result of an investment in the Note, the Warrant Agreement or the Conversion Securities. Despite any information contained in the financial projections to the contrary, there are no assurances that there will ever be any cash payments or distributions by the Company or that if there are cash payments or distributions, they will ever be sufficient to return to Investor his, her or its their original investment or any return on that investment; and

(iv) The Company may need additional capital and that the failure to secure sufficient capital may risk the loss of Investor's entire investment in the Company.

4. Accredited Investor Status. Investor represents and warrants that Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the 1933 Act (as provided on Exhibit A attached hereto).

5. Indemnification. Investor understands the meaning and legal consequences of the representations and warranties contained in Sections 3 and 4 hereof, that the Company is and will be relying on the accuracy of the representations and warranties by Investor as contained herein, and Investor would not be permitted to purchase the Note if any representation or warranty were known to be materially false. Accordingly, Investor hereby agrees to indemnify and hold harmless the Company and its officers, managers, members, agents, representatives and assigns from and against any and all liability, loss, claim, cost, damage or expense (including attorneys' fees) due to or arising out of a breach of any representation, warranty or covenant of Investor contained in this Agreement.

6. Legal Counsel. Investor acknowledges and agrees that Investor has been advised to consult his, her or its own legal, tax and investment advisors in connection the investment in the Note and has done so or has chosen not to do so.

7. Anti-Money Laundering, Terrorist Financing and OFAC Compliance.

(a) Investor represents and warrants that the amounts paid or to be paid by him, her or it to the Company in respect of this Agreement are not directly, or to Investor's knowledge indirectly, derived from activities that may contravene U.S. federal or state, or non-U.S. laws or regulations, including laws and regulations governing money laundering and terrorist financing. Investor also represents and warrants to, and agrees and covenants with, the Company, as of the date hereof and as of each subsequent date on which Investor acquires any additional interest in the Company that none of (i) Investor, (ii) any person or entity controlling or controlled by Investor, (iii) if Investor is a privately held entity, any person or entity having a beneficial interest in Investor, or (iv) any person or entity for which Investor is acting as agent or nominee in connection with this Agreement (those persons or entities covered by (ii), (iii) and (iv) collectively being referred to as "Related Parties") is named on any list of prohibited persons, entities or jurisdictions maintained and administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), or otherwise covered by any other sanctions program administered by OFAC. The lists of OFAC prohibited persons, entities or jurisdictions can be found on the OFAC website at www.treas.gov/ofac, and Investor should review the website before making this representation and warranty. Investor agrees promptly to notify the Company should Investor become aware of any change in the information set forth in this Section.

(b) Investor acknowledges that, to comply with anti-money laundering, OFAC and related requirements that are applicable to the Company, the Company may at any time require such information as it deems necessary to establish the identity of Investor and any Related Parties and may seek to verify such identity and the source of funds for the investment. If the Company deems it necessary, for other reasons, to comply with anti-money laundering, OFAC and related requirements applicable to the Company, including as a result of any delay or failure by Investor or any Related Party to produce any information required for identification, identity verification and/or source-of-funds confirmation purposes, the Company may refuse to accept this Agreement and/or any portion or all of the investment and may return any funds received to the account from which such funds were sent (unless such return is, in the judgment of the Company, contrary to applicable law or regulation or contrary to the dictate of law enforcement officials, in which case the funds may be blocked or retained). Investor acknowledges that the Company may refuse to make any distribution or other payment to Investor if the Company determines, suspects, or is advised that such distribution or payment might result in a violation of any applicable anti-money laundering, OFAC or other laws or regulations by any person or entity in any relevant jurisdiction, or such refusal is considered by the Company necessary or appropriate to ensure the compliance by the Company with any such laws or regulations in any relevant jurisdiction. Investor acknowledges that the Company may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of Investor and any Related Parties to appropriate government authorities.

9. Brokers. Investor represents and warrants to Company that he, she or it has retained no finder or broker or taken any other action that would result in the incurrence of any brokerage fee or sales commission in connection with the transactions contemplated by this Agreement.

10. Closing Conditions. The Company's obligations to accept Investor's advance pursuant to the Note is subject to the satisfaction of the following:

a. Representations and Warranties True. The representations and warranties made by Investor herein will be true and correct as of the Closing, with the same force and effect as if they had been made as of the Closing.

b. Performance of Obligations. Investor will have performed all obligations and conditions in this Agreement required to be performed or observed by Investor on or prior to any such Closing.

c. Waivers and Approvals. The Company will have received a waiver or other required approval from the requisite equity holders of preemptive or other rights of the equity holders related to the issuance of the Note and the acceptance of any advance thereunder and any conversion thereunder, and the issuance and exercise of the Warrant Agreement as would permit Investor to invest in the Note and Warrant Agreement as provided herein and therein.

11. Confidential Information. Except as otherwise required by law, Investor will neither (i) disclose Confidential Information (defined below) of the Company to any persons or entities other than to (a) other Investors, (b) their respective executive officers, directors, accountants, attorneys, advisors, and employees, and (c) to any existing or prospective affiliate, equityholder, or wholly owned subsidiary of such Investor in the ordinary course of business (collectively, "Investor Parties") in each case that have a need to know such Confidential Information and are under confidentiality obligations and restrictions on use no less restrictive than those set forth herein nor (ii) use such Confidential Information except in connection with this Agreement, the Warrant Agreement and the Note (each as amended from time to time and together, the "Transaction Documents") and the matters addressed therein, and will inform all Investor Parties accessing Confidential Information that they may not disclose Confidential Information to third parties or use such Confidential Information other than as described herein. Investor is responsible for all of its Investor Parties' conduct with respect to the Confidential Information. "Confidential Information" means the terms of this Agreement, any of the matters referred to herein or non-public information of the Company or its affiliated persons or entities, including (i) trade secrets; (ii) product development, research and development, vendor identities, supplier identities, customer identities; (iii) business plans, budgets, forecasts and other financial information; (iv) information of third parties with respect to which the Company or its affiliated persons or entities is obligated to maintain confidentiality; and (v) such other non-public information that Investor knows or should know to be of a confidential or proprietary nature.

12. No Escrow. Investor agrees that Investor will tender the payment specified on the signature page hereof to the Company, that such funds will not be held by the Company in any escrow or segregated account, and that upon acceptance of this Agreement by the Company, the Company may use such funds in the operation of its business.

13. Additional Information. Investor agrees to supply any additional written information concerning the representations in this Agreement that Company may reasonably request from time to time.

14. Successors and Assigns. The provisions of the Transaction Documents will be binding upon, and inure to the benefit of, the respective successors, permitted assigns, heirs, executors and administrators of the parties hereto. Notwithstanding the foregoing, Investor may not assign any of his, her or its rights or obligations hereunder or under the Note without the prior written consent of the Company.

15. Notices. All notices, requests, consents, and other communications under any of the Transaction Documents will be (i) in writing, (ii) delivered by hand, mailed by first class certified or registered mail, return receipt requested, postage prepaid, or by a nationally recognized commercial overnight delivery service providing for a receipt, postage or delivery charges prepaid, and (iii) addressed as follows: (a) if to the Company, to the principal office of the Company to the attention of the President or at such other current address as the Company furnishes to Investor or at such other current address as the Company will have furnished to

Investor; and (b) if to Investor, to the applicable address for Investor listed on the signature page hereto or as may have been furnished to the Company in writing by such Investor.

Notices provided in accordance with this Section 15 will be deemed delivered upon personal delivery, upon transmission by electronic mail during business hours of the recipient (or on the first business day after transmission during other than business hours of the recipient), upon delivery by such delivery service or on the second business day after deposit in the mail.

16. Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Transaction Documents.

17. Governing Law; Jurisdiction. The Transaction Documents will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions that would result in the application of laws or regulations of another jurisdiction.

18. Entire Agreement. The Transaction Documents embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.

19. Amendments and Waivers. Any provision of this Agreement and/or the Note may be amended, waived or modified upon the written consent of the Company and Investor, or with respect to all Notes and Note Purchase Agreements, by the Company and the Requisite Holders (as such term is defined in the Notes); *provided that* a Note and/or a Note Purchase Agreement may not be amended or terminated and the observance of any term thereof may not be waived in a manner that has a disproportionately adverse effect on an Investor without the written consent of such adversely affected Investor (it being agreed that an amendment or waiver of a provision will not be deemed to have a disproportionately adverse effect on any Investor if such amendment or waiver applies to all Investors in the same fashion by its terms). No waivers of or exceptions to any term, condition or provision of any Transaction Document, in any one or more instances, will be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

20. Survival; Severability. All agreements, covenants, representations and warranties contained herein will survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision.

21. Counterparts. This Agreement may be executed in counterparts each of which will be considered an original but both of which together will constitute one and the same instrument. For purposes of this Agreement, a facsimile or other electronic version of a party's signature, such as a .pdf, printed by a receiving facsimile or printer will be deemed an original signature.

(The remainder of this page is intentionally left blank.)

IN WITNESS WHEREOF and intending to be legally bound, the undersigned have executed this Note Purchase Agreement to be effective as of the Effective Date stated below.

EFFECTIVE DATE: November 23, 2021

INVESTOR (if an entity):

____
[PRINT NAME OF ENTITY]

By: ____________________________
Name: __________________________
Title: ___________________________

INVESTOR'S ADDRESS:
____
____
Email: __________________________

INVESTOR (if an individual):

Alex Guiva
____
ALEX GUIVA

INVESTOR'S ADDRESS:
3420 University Blvd
Dallas TX 75205
Email: shapion@gmail.com

EFFECTIVE AS OF THE EFFECTIVE DATE STATED ABOVE, THIS NOTE PURCHASE AGREEMENT IS HEREBY ACCEPTED BY THE COMPANY.

RoyaltyTraders LLC,
a Delaware limited liability company

By: Sean Peace ____________________
Sean Peace, President

Attachments:
Exhibit A
Convertible Promissory Note
Warrant Agreement

EXHIBIT A TO NOTE PURCHASE AGREEMENT

"Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000;

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii);

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type not listed in paragraph (a)(1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph (a)(10), the Commission will consider, among others, the following attributes:

(i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

(ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual's comprehension and sophistication in the areas of securities and investing;

(iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

# # #

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

Date of Issuance
November 23, 2021

ROYALTYTRADERS LLC
WARRANT TO PURCHASE COMMON UNITS

This Warrant is issued to Alexander Guiva (the "***Holder***") by RoyaltyTraders LLC, a Delaware limited liability company (the "***Company***").

1. **Purchase of Common Units.** Subject to the terms and conditions set forth herein, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the Holder in writing), to purchase from the Company Common Units issued by the Company totaling 0.5% of the fully-diluted membership interests in the Company on the date of exercise of this Warrant (the "***Warrant Units***"). The exercise price for the Warrant Units shall be $0.01 (the "***Exercise Price***").

2. **Exercise Period.** This Warrant shall be exercisable, in whole, during the term commencing on the date hereof and continuing in perpetuity; provided, however, that this Warrant shall be exercised automatically without any need for action by Holder, immediately prior to the consummation of any "***Termination Event***" defined as (a) the consummation of the Company's sale of its Common Units or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) (the "***Initial Public Offering***") and (b) the consummation of a "***Company Transaction***", which shall mean (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity); provided, however, that a transaction shall not constitute a Termination Event if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. In the event of a Termination Event, the Company shall notify the Holder at least ten (10) days prior to the consummation of such Termination Event.

3. <u>Method of Exercise</u>. While this Warrant remains outstanding and exercisable in accordance with Section 2 above, the Holder may exercise this Warrant for the full amount of Warrant Units by (i) delivering a duly executed copy of the Notice of Exercise attached hereto, to the Company at its principal office (or at such other place as the Company shall notify the Holder in writing); and (ii) paying to the Company the Exercise Price. As of the date of exercise, the Warrant Units shall be deemed issued to the holder identified on the Notice of Exercise.

4. <u>Representations and Warranties of the Company</u>. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Holder that:

(a) <u>Organization, Good Standing, and Qualification</u>. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite company power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b) <u>Authorization</u>. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, all company action has been taken on the part of the Company, its officers, directors, and members necessary for the authorization, execution and delivery of this Warrant. The Company has taken all company action required to make all the obligations of the Company reflected in the provisions of this Warrant the valid and enforceable obligations they purport to be. The issuance of this Warrant will not be subject to preemptive rights of any members of the Company.

(c) <u>Compliance with Other Instruments</u>. The authorization, execution and delivery of the Warrant will not constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Formation or limited liability company agreement, or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

(d) <u>Valid Issuance of Common Units</u>. The Warrant Units, when issued, sold, and delivered in accordance with the terms of the Warrants for the consideration expressed therein, will be duly and validly issued and, based in part upon the representations and warranties of the Holders in this Warrant, will be issued in compliance with all applicable federal and state securities laws.

5. <u>Representations and Warranties of the Holder</u>. In connection with the transactions provided for herein, the Holder hereby represents and warrants to the Company that:

(a) <u>Purchase Entirely for Own Account</u>. The Holder acknowledges that this Warrant is entered into by the Holder in reliance upon such Holder's representation to the Company that the Warrant and the Warrant Units (collectively, the ***"Securities"***) will be acquired for investment for the Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in or otherwise distributing the same. By acknowledging this Warrant, the Holder further represents that the Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

(b) Disclosure of Information. The Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

(c) Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

(d) Accredited Investor. The Holder is an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission (the "***SEC***") under the Act.

(e) Restricted Securities. The Holder understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, each Lender represents that it is familiar with Rule 144, as presently in effect, as promulgated by the SEC under the Act ("Rule 144"), and understands the resale limitations imposed thereby and by the Act.

6. Covenants of the Company.

(a) Notice of Company Transaction. In the event the Company intends to enter into a Termination Event, it shall, not less than ten (10) business days prior to the closing of such Termination Event, provide to Holder written notice of the material terms of such Termination Event.

(b) Covenants as to Warrant Units. The Company covenants and agrees that it shall at all times while this Warrant is outstanding, maintain the necessary authority and approvals to issue the Warrant Units, and all Warrant Units that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance in accordance with the terms hereof, be validly issued and outstanding, free from all taxes, liens and charges with respect to the issuance thereof.

7. No Member Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a member of the Company with respect to the Warrant Units, including (without limitation) the right to vote, receive distributions, exercise preemptive rights or be notified of member meetings, and, except as specifically provided in this Warrant, such

Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

8. **Governing Law.** This Warrant shall be governed by and construed under the laws of the State of Delaware.

9. **Successors and Assigns.** The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the holders hereof and their respective successors and assigns.

10. **Titles and Subtitles.** The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant.

11. **Notices.** All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 16):

If to the Company:

ROYALTYTRADERS LLC
1053 East Whitaker Mill Rd
Suite 115
Raleigh NC 27604

If to Holder:

Alex Guiva
3420 University Blvd
Dallas TX 75205

12. **Expenses.** If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

13. **Entire Agreement; Amendments and Waivers.** This Warrant and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Nonetheless, any term of this Warrant may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder; or if this Warrant has been assigned in part, by the holders or rights to purchase a majority of the Warrant Units originally issuable pursuant to this Warrant.

14. **Severability.** If any provision of this Warrant is held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date above written.

ROYALTYTRADERS LLC

By: Sean Peace
Sean Peace, President

ACKNOWLEDGED AND AGREED:

HOLDER

Alex Guiva
ALEX GUIVA

NOTICE OF EXERCISE

ROYALTYTRADERS LLC
Attention: President

The undersigned hereby elects to purchase, pursuant to the provisions of the Warrant, the Warrant Units issuable pursuant to the Warrant Agreement dated November 23, 2021, and has delivered the Exercise Price together with this Notice of Exercise.

The undersigned hereby represents and warrants that Representations and Warranties in Section 5 of the Warrant Agreement are true and correct as of the date hereof.

HOLDER:

Date:____________________ By:____

Address: ____
____
____

Name in which Units should be registered:

____

AMENDMENT TO
ROYALTYTRADERS LLC
CONVERTIBLE PROMISSORY NOTE

FOR GOOD AND VALUABLE CONSIDERATION, RoyaltyTraders LLC, a Delaware limited liability company (the "***Company***"), and Alex Guiva and his registered assigns ("***Investor***"), hereby amend that certain Convertible Promissory Note issued by the Company to Investor dated November 23, 2021 (this "***Note***"), as set forth herein, to be effective as of this 25th day of March, 2022. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Note.

1. ***Extension of Voluntary Prepayment.*** The date "March 31, 2022" stated in paragraph 1(b) of the Note shall be replaced with the date "July 31, 2022."

2. Condition to Voluntary Prepayment. Notwithstanding anything herein or in the Note to the contrary, the Company shall be permitted to prepay the Note any time prior to July 31, 2022, pursuant to paragraph 1(b) of the Note only if (i) after such prepayment, the Company holds cash of not less than $500,000.00, or (ii) the Investor provides its prior written consent to the prepayment.

3. Except as specifically set forth herein, the Note shall remain in full force and effect.

ROYALTYTRADERS LLC

By: Sean Peace
Sean Peace, President

INVESTOR

Alex Guiva
ALEX GUIVA

AMENDMENT TO ROYALTYTRADERS LLC
WARRANT TO PURCHASE COMMON UNITS

This Amendment to that certain Warrant to Purchase Common Units issued November 23, 2021 (the "***Warrant***") to Alexander Guiva (the "***Holder***") by RoyaltyTraders LLC, a Delaware limited liability company (the "***Company***") is entered into to be effective as of this 25th day of March, 2022.

The Holder and the Company agree to amend the Warrant as follows:

1. **Increase in Common Units subject to the Warrant.** Paragraph 1 of the Warrant is amended to provide that the "Warrant Units" shall be Common Units issued by the Company totaling 2.0% of the fully-diluted membership interests in the Company on the date of exercise of the Warrant.

2. **Reaffirmation of Representations and Warranties.** Each of the Holder and the Company reaffirms, as of the date of this Amendment, the representations and warranties provided by it to the other pursuant to the Warrant.

3. Except as specifically set forth herein, the Warrant shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as set forth above.

ROYALTYTRADERS LLC

By: Sean Peace
Sean Peace, President

HOLDER

Alex Guiva
ALEX GUIVA

UNSECURED PROMISSORY NOTE
(LUMP-SUM PAYMENT)

$ 200,000.00 May 27, 2022

On or before **May 27**, 2022, for value received, the undersigned RoyaltyTraders LLC dba SongVest with an office and place of business at 1053 East Whitaker Mill Rd Suite 115 Raleigh NC 27604 (the "**Borrower**") promises to pay to the order of The Kingdom Trust Company, Custodian, FBO Sean Peace IRA (the "**Holder**"), in the manner and at the place provided below, the principal sum of two hundred thousand dollars ($200,000.00).

1. PAYMENT.

All payments of principal and interest under this note will be made in lawful money of the United States of America, in same day funds, at such place as the Holder may designate in writing.

2. INTEREST and FEES.

Interest on the principal balance of this note is at an interest rate of twenty percent for a term of twelve months with a lump sum payment at the end of that term for two hundred and forty thousand dollars.

3. PREPAYMENT.

The Borrower may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment at an interest rate of 20%.

4. EVENTS OF DEFAULT.

Each of the following constitutes an "**Event of Default**" under this note: (i) the Borrower's failure to make any payment when due under the terms of this note; (ii) the filing of any voluntary or involuntary petition in bankruptcy by or regarding the Borrower or the initiation of any proceeding under bankruptcy or insolvency laws against the Borrower; and (iii) an assignment made by the Borrower for the benefit of creditors.

5. ACCELERATION; REMEDIES ON DEFAULT.

If any Event of Default occurs, all principal and interest owed under this note will become immediately due and payable without any action by the Holder, the Borrower, or any other person. The Holder, in addition to any rights and remedies available to the Holder under this note, may, in his sole discretion, pursue any legal or equitable remedies available to him under applicable law or in equity.

Notwithstanding the foregoing, the note cannot be called by the Holder, in part or in full, within the first twenty-four (24) months of the date of execution of this Unsecured Promissory Note.

6. WAIVER OF PRESENTMENT; DEMAND.

The Borrower hereby waives presentment, demand, notice of dishonor, notice of default or delinquency, notice of protest and nonpayment, notice of costs, expenses or losses and interest on those, notice of interest on interest and late charges, and diligence in taking any action to collect any sums owing under this note, including (to the extent permitted by law) waiving the pleading of any statute of limitations as a defense to any demand against the undersigned. Acceptance by the Holder or any other holder of this note of any payment differing from the designated lump-sum payment listed above does not relieve the undersigned of the obligation to honor the requirements of this note.

7. GOVERNING LAW.

(a) **Choice of Law.** The laws of the state of North Carolina govern this note (without giving effect to its conflicts of law principles).

(b) **Choice of Forum.** Both parties consent to the personal jurisdiction of the state and federal courts in Wake County, North Carolina

8. COLLECTION COSTS AND ATTORNEYS' FEES.

The Borrower shall pay all costs and expenses of the collection of indebtedness evidenced by this note, including reasonable attorneys' fees and court costs in addition to other amounts due, without protest.

9. ASSIGNMENT AND DELEGATION.

(a) **No Assignment.** The Borrower may not assign any of its rights under this note. All voluntary assignments of rights are limited by this subsection.

10. SEVERABILITY.

If any one or more of the provisions contained in this note is, for any reason, held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability will not affect any other provisions of this note.

11. NOTICES.

(a) **Writing; Permitted Delivery Methods.** Each party giving or making any notice required or permitted by this note shall give that notice in writing and use one of the following types of delivery, mail (registered or certified mail, postage prepaid, return-receipt requested), nationally recognized overnight courier (fees prepaid), or email.

(b) **Addresses.** A party shall address notices under this section 13 to a party at the following addresses:

If to the Borrower:
RoyaltyTraders LLC dba SongVest
1053 East Whitaker Mill Rd Suite 115
Raleigh NC 27604

If to the Holder:
The Kingdom Trust Company
Custodian, FBO Sean Peace IRA
1105 State Route 121 N, Suite B
Murray, Kentucky 42071
sean.peace@gmail.com

12. WAIVER.

No waiver of a breach, failure of any condition, or any right or remedy contained in or granted by the provisions of this note will be effective unless it is in writing and signed by the party waiving the breach, failure, right, or remedy.

13. HEADINGS.

The descriptive headings of the sections and subsections of this note are for convenience only, and do not affect this note's construction or interpretation.

Each party is signing this note on the date stated opposite that party's signature.

RoyaltyTraders LLC dba SongVest

Date: __May 27, 2022___

By: Zac Anderson ______________________
Name: Zac Anderson
Title: CFO

HOLDER NAME, if not an individual

Date: __ May 27, 2022___

By: Sean Peace ______________________
Name: Sean Peace
Title: Title of Person Signing, if not an individual



1105 State Route 121 North, Suite B
P.O. Box 870 ■ Murray, KY 42071
Office: 270.226.1000 ■ Fax: 270.226.1001
TF: 888.753.6972 ■ KingdomTrust.com

Representation Letter

For IRA LLCs, Private Lending or Private Equity

TO BE COMPLETED BY LLC MANAGER, BORROWER OR INVESTMENT SPONSOR: Prior to funding the investment described below for your account (the "investment"), the named representative must agree to all of the following. For a private lending investment, this is to be completed by a duly authorized representative of the borrower, or the borrower if he or she is an individual. Otherwise, the representative would correspond to the entity into which the investment is to be made (the "entity"), either the LLC Manager (when investing into a single-member LLC) or the Investment Sponsor (for a private equity investment).

SECTION 1 - General Provisions

1. The LLC Manager, Borrower, or Investment Sponsor, hereafter referred to as the "representative," hereby agrees to indemnify, hold harmless and defend Kingdom Trust (as hereafter defined), together with their respective officers, directors, managers, members, employees, representatives, agents, owners, affiliates, successors and assigns (collectively, the "indemnitees") from any and all legal or financial damages, losses, claims, costs, injury and expenses (including attorneys' fees) that may result from legal actions or claims of any sort against any of the indemnitees which involve the investment or the representative, other than losses directly resulting from the gross negligence or willful misconduct of Kingdom Trust.
2. The representative agrees to register the debt investment or equity ownership interest and any certificates evidencing the debt, collateral or ownership for same as instructed by Kingdom Trust. The initial registration shall be "The Kingdom Trust Company, Custodian, FBO Account Holder's Name, Account Number" for IRAs, "The Kingdom Trust Company, Custodian FBO Account Holder's Name, Bene FBO Deceased's Name (Deceased)" for Beneficiary IRAs, or "________________, Trustee, FBO Plan Title, Account Number" (inserting the trustee as set forth in plan documents) for 401(k) plans. Titling for taxable accounts will vary. Kingdom Trust is hereafter referred to as the "custodian," and the tax identification number of the custodian will be used for income tax reporting purposes while the investment is held in the account.
3. The representative agrees that upon funding of the investment, it will forward written confirmation to Kingdom Trust to confirm receipt of payment in full for the investment, proper registration of the ownership of the investment and the tax ID number being used. This confirmation may include but is not limited to loan agreements, notes, mortgages, assignments, guarantees and other loan documents for private lending investments and original stock certificates, LP or LLC certificates for single-member LLC or private equity investments.
4. The representative agrees that it will deliver any and all income and/or interest, distributions and other payments affiliated with the investment to the custodian in care of Kingdom Trust in a timely fashion and not distribute any funds directly to the Account Holder.
5. The representative agrees to hold the indemnitees harmless against any and all loss, damage, injury or expense which may occur as a result of the representative distributing any assets or money incorrectly or with insufficient identification.
6. The representative agrees to provide, no less frequently than annually, an annual fair market value of the investment. In the event of death, distribution or sale, a current valuation is required. The representative further agrees to provide this value in the format requested by Kingdom Trust.
7. The representative agrees that only upon the request of Kingdom Trust (and not upon the request of the Account Holder) will the investment be registered to a successor trustee/custodian or to the Account Holder as an individual.
8. The representative agrees to provide all offering documents with regards to the investment to Kingdom Trust and the Account Holder.
9. The representative agrees that each year it will promptly, timely and directly provide Account Holder with such K-1s, 1099s and other IRS forms as will enable Account Holder to determine whether the investment generates Unrelated Business Taxable Income ("UBTI") and sufficient information to file the proper tax returns regarding the same.
10. The representative agrees that it will send timely written notification to Kingdom Trust regarding any address change, name change, dissolution, bankruptcy or other significant change regarding the representative.
11. The representative agrees that Kingdom Trust has not endorsed and has not approved the investment, and the representative will make no representations that Kingdom Trust has endorsed or approved this investment.
12. The representative agrees that it will not, under any circumstance, use for its own purpose or distribute any Kingdom Trust documents, including but not limited to any account applications, custodial agreements or disclosure statements, without the written consent of Kingdom Services, LLC.

SECTION 2 - Representative Information & Signature

Representation Type: ☐ LLC Manager ☑ Borrower ☐ Investment Sponsor

Name of Investment: SongVest Bridge Loan Tax ID or EIN: 86-2712690

(Please enter in single-member LLC name, borrower name or name of equity investment)

Investment Type: Unsecured Loan Amount of Investment: $ 200,000

(i.e. single-member LLC, promissory note [secured or unsecured], hedge fund, private stock, LP, private debt offering, etc.)

Address: 1053 East Whitaker Mill Rd Suite 115 Raleigh NC 27604

Daytime Phone Number: 919-633-5072 Email Address: zac@songvest.com

Representative Signature: Zac Anderson Date: 5/27/2022

Representative Printed Name: Zac Anderson

Kingdom Trust does not provide tax, legal or investment advice. It does not endorse or recommend any agent, company, or specific investment. Any information communicated by Kingdom Trust is solely for educational purposes and should not be construed as tax, legal or investment advice. Consultations with tax, legal and investment professionals is advised prior to making any decisions regarding your account.